   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 25, 1996


                                                      REGISTRATION NO. 333-05521
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               AMENDMENT NO. 2 TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            BOYD GAMING CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

                            NEVADA                                                       88-0242733
                 (State or Other Jurisdiction                                         (I.R.S. Employer
               of Incorporation or Organization)                                   Identification Number)

      2950 SOUTH INDUSTRIAL ROAD, LAS VEGAS, NEVADA 89109, (702) 792-7200 (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrants' Principal Executive Offices)
                            ------------------------
                                  ELLIS LANDAU
          SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER
                            BOYD GAMING CORPORATION
                           2950 SOUTH INDUSTRIAL ROAD
                            LAS VEGAS, NEVADA 89109
                                 (702) 792-7200
      (Name, Address, Including Zip Code, and Telephone Number, Including
                 Area Code, of Registrants' Agent For Service)
                            ------------------------
                                   COPIES TO:

             ROBERT M. MATTSON, JR., ESQ.                                 MARC S. ROSENBERG, ESQ.
                MORRISON & FOERSTER LLP                                   CRAVATH, SWAINE & MOORE
               19900 MACARTHUR BOULEVARD                                      WORLDWIDE PLAZA
                      12TH FLOOR                                             825 EIGHTH AVENUE
               IRVINE, CALIFORNIA 92715                                NEW YORK, NEW YORK 10019-7475

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.  / /   ________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  / /   ________

    If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             SUBJECT TO COMPLETION

                               SEPTEMBER 25, 1996

PROSPECTUS                         [LOGO]

5,337,786 SHARES

BOYD GAMING CORPORATION
COMMON STOCK
($.01 PAR VALUE)

Of the 5,337,786 shares of Common Stock of Boyd Gaming Corporation (the "Company"), $.01 par value per share (the "Common Stock"), offered hereby, 4,000,000 shares are being sold by the Company and 1,337,786 shares are being sold by certain stockholders of the Company named herein (the "Selling Stockholders") (the "Offering"). The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."


The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "BYD." On September 20, 1996, the closing sale price of the Common Stock on the NYSE was $10 1/2 per share. See "Price Range of Common Stock."


Concurrent with the Offering, the Company is offering $200 million aggregate
principal amount of      % Senior Notes Due 2003 (the "Notes") to the public
(the "Notes Offering" and, collectively with the Offering, the "Offerings"). See "Prospectus Summary -- The Offering -- Concurrent Offering of Notes." Consummation of the Offering is not contingent upon consummation of the Notes Offering, and there can be no assurance that the Notes Offering will be consummated.

SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NONE OF THE NEVADA GAMING COMMISSION, THE NEVADA STATE GAMING CONTROL BOARD, THE MISSISSIPPI GAMING COMMISSION, THE MISSOURI GAMING COMMISSION, THE LOUISIANA GAMING CONTROL BOARD OR ANY OTHER GAMING AUTHORITY HAS PASSED UPON THE ADEQUACY
OR ACCURACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE COMMON STOCK OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
- --------------------------------------------------------------------------------

                                                                                        PROCEEDS TO
                                      PRICE TO       UNDERWRITING      PROCEEDS TO        SELLING
                                       PUBLIC          DISCOUNT        COMPANY(1)     STOCKHOLDERS(1)
Per Share......................  $                 $                $                $
Total(2).......................  $                 $                $                $

- --------------------------------------------------------------------------------
(1) Before deducting offering expenses payable by the Company estimated to be $750,000. The Company will bear all expenses of the Offering other than the Underwriting Discount attributable to the shares of Common Stock being offered by the Selling Stockholders, which will be borne by the respective Selling Stockholders.

(2) The Company and certain Selling Stockholders have granted to the Underwriters 30-day options to purchase up to 730,000 shares of Common Stock at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such options in full, the total Price to Public, Underwriting Discount, Proceeds to Company and
    Proceeds to Selling Stockholders will be $        , $        , $        ,
    and $        , respectively. See "Underwriting."

The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made at the offices of Salomon Brothers Inc, Seven World Trade Center, New York, New York or through the facilities of The Depository Trust Company, on or about
            , 1996.

SALOMON BROTHERS INC
             GOLDMAN, SACHS & CO.
                            MONTGOMERY SECURITIES
                                        RAYMOND JAMES & ASSOCIATES, INC.

The date of this Prospectus is             , 1996.

                               [BOYD GAMING LOGO]


                                               STARDUST
                                              LAS VEGAS
    CALIFORNIA HOTEL & CASINO                                                    FREMONT
            LAS VEGAS                                                           LAS VEGAS
                                              SAM'S TOWN
                                             KANSAS CITY
            SAM'S TOWN                                                          SAM'S TOWN
            LAS VEGAS                                                             TUNICA
                                            TREASURE CHEST
                                                KENNER
            SILVERSTAR                                                           ELDORADO
           PHILADELPHIA                                                         HENDERSON
                                             JOKERS WILD
                                              HENDERSON


                                               STARDUST
                                            ATLANTIC CITY
                                          Under Development
            SAM'S TOWN                                                          PAR-A-DICE
               RENO                                                            EAST PEORIA
        Under Development                                                 Subject to Acquisition
                                         MAIN STREET STATION
                                              LAS VEGAS
                                          Under Construction

IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                [PHOTOS & MAPS]

LAS VEGAS                                            LAS VEGAS MAP
                                               DEPICTING SEVEN PROPERTY
                                                       LOCATIONS

                                 [caption]

                                      The Company's properties are located in
                                      diverse markets throughout greater
                                      Las Vegas.

                     STARDUST
                       HOTEL

[caption]  The Stardust Resort and Casino is
           located on the Las Vegas Strip.

                                                       ATRIUM AT
                                                      SAM'S TOWN
                                                       LAS VEGAS

                                 [caption]

                                      New hotel rooms overlook the indoor park at Sam's Town Las Vegas.

                               [PHOTOS AND MAPS]

             THE FREMONT
          AND FREMONT STREET
              EXPERIENCE

The Fremont Street Experience
frames the Fremont Hotel and Casino
in downtown Las Vegas.

[caption]

                                                     CALIFORNIA HOTEL
                                                         & CASINO

                                          The California Hotel and Casino is
                                          located in downtown Las Vegas.

                                          [caption]

                   RENO
                   RENO MAP
                   DEPICTING
                   LOCATION OF
                   SAM'S TOWN
                   RENO

      [caption]    The Company has acquired a site
                   in Reno, Nevada for development of
                   Sam's Town Hotel and Gambling Hall.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements included or incorporated in this Prospectus. Unless otherwise indicated, or the context otherwise requires, the term "Company" refers to Boyd Gaming Corporation, a Nevada corporation, and its subsidiaries. See "Risk Factors" for certain factors a prospective investor should consider in evaluating the Company before purchasing the shares of Common Stock offered hereby.

                                  THE COMPANY


     Boyd Gaming Corporation is a multi-jurisdictional gaming company which currently owns or operates ten casino entertainment facilities, is constructing its eleventh property and acquiring its twelfth property and recently acquired land upon which it intends to construct its thirteenth property. The Company has operated successfully for more than two decades in the highly competitive Las Vegas market and has entered four new gaming jurisdictions in the past two years. The Company owns and operates six facilities in three distinct markets in Las Vegas, Nevada: the Stardust Resort and Casino (the "Stardust") on the Las Vegas Strip; Sam's Town Hotel and Gambling Hall ("Sam's Town Las Vegas"), the Eldorado Casino (the "Eldorado") and the Jokers Wild Casino ("Jokers Wild") on the Boulder Strip; and the California Hotel and Casino (the "California") and the Fremont Hotel and Casino (the "Fremont") in downtown Las Vegas. The Company also owns or manages four facilities in new gaming jurisdictions, all opened during 1994 and 1995. The Company owns and operates Sam's Town Hotel and Gambling Hall, a dockside gaming and entertainment complex in Tunica County, Mississippi that is currently undergoing a hotel and parking garage addition ("Sam's Town Tunica") and Sam's Town Kansas City, a riverboat gaming and entertainment complex in Kansas City, Missouri. The Company manages and owns a minority interest in the Treasure Chest Casino (the "Treasure Chest"), a riverboat casino in Kenner, Louisiana, and manages for the Mississippi Band of Choctaw Indians the Silver Star Resort and Casino (the "Silver Star"), a land-based casino in the midst of a major expansion project, located near Philadelphia, Mississippi. The Company plans to open Main Street Station Hotel and Casino ("Main Street Station") in downtown Las Vegas and in April 1996 entered into a definitive purchase agreement to acquire a riverboat casino in East Peoria, Illinois (the "Par-A-Dice Acquisition"). The Company recently acquired land upon which it plans to develop a casino, hotel and entertainment complex in Reno, Nevada ("Sam's Town Reno"). In addition, the Company and Mirage Resorts, Inc. ("Mirage") recently announced the signing of a joint venture agreement (the "Mirage Joint Venture") to jointly develop and own a casino hotel entertainment facility in Atlantic City, New Jersey (the "Atlantic City Project"). The Company currently owns or operates an aggregate of 504,500 square feet of casino space containing 14,313 slot machines and 510 table games. Assuming completion of Main Street Station, completion of the Par-A-Dice Acquisition, development of Sam's Town Reno and completion of the expansion projects currently underway at certain of its existing facilities, the Company will own or operate an aggregate of 618,000 square feet of casino space containing 17,849 slot machines and 615 table games. See " -- Property Data."


     The Company's operating strategy stresses delivering to its primarily middle-income patrons a value-oriented friendly casino entertainment experience. To execute this strategy, the Company, on an ongoing basis, reinvests in its properties in order to keep them modern, appealing and competitive, especially with respect to its slot products, and strives to achieve the highest level of customer satisfaction in order to build customer loyalty. The Company also draws upon its long-standing experience in the gaming industry to design each of its facilities to appeal to a broad range of customers within its respective markets and employs marketing programs and techniques, including database marketing and consumer research, tailored to accomplish property-specific and company-wide objectives. The Company has successfully developed its Sam's Town western theme into a recognized brand name and has similar plans for the Stardust name. The Company integrates the operations of its facilities to benefit from economies of scale and to foster collaborative generation of new ideas, products and strategies among its properties.

     The Company's development and expansion strategy is to grow and further diversify its business through expansion and improvement of its existing properties and development and acquisition of new facilities. The Company master-plans its facilities to accommodate additional development and monitors its operations on an ongoing basis to expand and modify its existing properties as needed to address changing market dynamics, as demonstrated at Sam's Town Tunica and as intended at the Stardust and Sam's Town Las Vegas. The Company seeks acquisition and development opportunities which complement its existing business, such as the acquisition and redevelopment of Main Street Station, acquisition of the Par-A-Dice, and development of Sam's Town Reno and the Atlantic City Project. To accomplish this, the Company identifies strategic opportunities in established and new gaming jurisdictions that include one or more of the following characteristics: (i) close proximity to large population centers or high-volume regional tourist areas, (ii) limited competition, and
(iii) no significant overlap with the Company's existing properties.

DEVELOPMENT PROJECTS

     On April 26, 1996, the Company entered into a definitive purchase agreement to acquire 100% of the capital stock of Par-A-Dice Gaming Corporation ("Par-A-Dice Gaming") and 100% of the capital stock of East Peoria Hotel, Inc. ("EPH"), each an Illinois corporation, for an aggregate consideration of approximately $175 million. See "Use of Proceeds." Par-A-Dice Gaming is the owner and operator of the Par-A-Dice Riverboat Casino, a state-of-the-art riverboat casino with gaming on four levels as well as non-gaming amenities, including three restaurants, located in East Peoria, Illinois, approximately 170 miles from Chicago. EPH is the general partner of a limited partnership which is developing a 204-room full-service hotel (the "Par-A-Dice Hotel") located immediately adjacent to the Par-A-Dice Riverboat Casino (the Par-A-Dice Riverboat Casino and the Par-A-Dice Hotel are together referred to herein as the "Par-A-Dice"). The Company expects to use borrowings under a $500 million reducing revolving bank credit facility (the "New Bank Credit Facility") to fund the Par-A-Dice Acquisition. See "Description of Certain Indebtedness -- New Bank Credit Facility." The Company currently anticipates the consummation of the Par-A-Dice Acquisition and completion of the Par-A-Dice Hotel prior to year end, subject to receipt of regulatory approvals. See "Risk Factors -- Uncertainties of Consummation of the Par-A-Dice Acquisition and Development of Sam's Town Reno and the Atlantic City Project."

     The Company recently acquired land in Reno, Nevada upon which it plans to develop Sam's Town Reno, a $92 million casino, hotel and entertainment complex, featuring the Sam's Town brand name and western theme. Sam's Town Reno is planned to include a 33,000 square foot casino, a hotel with 211 guest rooms and suites, five restaurants, an outdoor arena, an events center and various other amenities. The Company currently plans to commence construction of Sam's Town Reno in the first quarter of calendar 1997 and complete construction as early as spring of 1998, subject to receipt of regulatory approvals, permits and licenses. See "Risk Factors -- Uncertainties of Consummation of the Par-A-Dice Acquisition and Development of Sam's Town Reno and the Atlantic City Project."

     On May 29, 1996, the Company, through a wholly-owned subsidiary, entered into the Mirage Joint Venture to jointly develop and own the Atlantic City Project. The Atlantic City Project, which is expected to cost approximately $500 million, is planned to be one component of a multi-facility casino entertainment development, master-planned by Mirage for the Marina District of Atlantic City. Pursuant to the joint venture agreement, the Company will control the development and operation of the Atlantic City Project. The Atlantic City Project is expected to be adjacent and connected to Mirage's planned wholly-owned resort. The Mirage Joint Venture will give the Company a presence in Atlantic City, the primary casino gaming market serving the eastern United States. Environmental remediation and construction of the Atlantic City Project will not begin until after the necessary highway improvements are approved and funded and necessary approvals, permits and licenses are received. See "Risk Factors -- Uncertainties of Consummation of the Par-A-Dice Acquisition and Development of Sam's Town Reno and the Atlantic City Project."

     In addition to the Par-A-Dice Acquisition and the above-mentioned expansion, the Company is currently exploring expansion opportunities at certain of its Las Vegas properties. No assurance can be given that any acquisition, expansion or development projects will be completed as described herein.

RECENT DEVELOPMENTS

     In the fourth quarter of fiscal 1996, the Company reported net income (before the write-off of a $1.4 million extraordinary item) of $3.5 million, as compared to approximately $12 million in the comparable period in fiscal 1995. Fourth quarter results were adversely affected by competitive pressures at Sam's Town Tunica and Sam's Town Kansas City, as well as by construction disruption at Sam's Town Tunica related to the addition of 350 hotel rooms and a 1,000-car parking garage. The Company continues to be adversely affected by these factors at the Tunica and Kansas City properties in the first quarter of fiscal 1997. In addition, the Stardust has experienced a decline in revenues and an increase in general marketing costs during the first quarter of fiscal 1997 as compared to the comparable prior year period, principally as a result of increased competition in Las Vegas. As a result of these factors, the Company currently anticipates that it will report minimal net income or possibly a net loss for the first quarter of fiscal 1997. See "Risk Factors -- Competition," " -- Recent Earnings Decline" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Developments."
                            ------------------------

     The Company was incorporated in Nevada in 1988 to serve as a holding company for California Hotel and Casino ("CH&C") which was incorporated in 1973. The executive offices of the Company are located at 2950 South Industrial Road, Las Vegas, Nevada 89109, and its telephone number is (702) 792-7200.

                                 PROPERTY DATA

     The following table sets forth certain information regarding the Company's existing properties as of June 30, 1996, and certain information regarding the estimated results of the Company's current expansion and development projects and the Par-A-Dice Acquisition. There can be no assurance that such properties will contain the casino square footage, gaming units, hotel rooms or restaurants as set forth below when and if such expansion, development or acquisition is completed. Each of these projects will be subject to the many risks inherent in construction projects and in the establishment of a new business enterprise. In addition, many permits, licenses and approvals necessary for the projects have not yet been obtained. See "Risk Factors -- Uncertainties of Consummation of the Par-A-Dice Acquisition and Development of Sam's Town Reno and the Atlantic City Project," "-- Expansion to Other Locations," "-- Additional Financing Requirements," "-- Governmental Gaming Regulation" and "Business -- Development Projects."

                                                  CASINO SPACE     SLOT     TABLE   HOTEL                  LAND
                    EXISTING                       (SQ. FT.)     MACHINES   GAMES   ROOMS   RESTAURANTS   (ACRES)
- ------------------------------------------------  ------------   --------   -----   -----   -----------   -------
LAS VEGAS STRIP
Stardust Resort and Casino......................      87,000       1,958      78    2,320         7          61
DOWNTOWN LAS VEGAS
California Hotel and Casino.....................      36,000       1,130      38     781          5          16
Fremont Hotel and Casino........................      32,000       1,106      31     452          5           2
BOULDER STRIP
Sam's Town Las Vegas............................     118,000       2,774      55     650         12          63
Eldorado Casino.................................      16,000         558      11      --          3           4
Jokers Wild Casino..............................      22,500         647      11      --          2          13
CENTRAL REGION
Sam's Town Tunica...............................      75,000       1,806      78     508          5         150
Sam's Town Kansas City..........................      28,000       1,018      65      --          5          34
Silver Star Resort and Casino...................      66,000       2,461      87     100          4          20
Treasure Chest Casino...........................      24,000         855      56      --          4          --
                                                                                                 --
                                                     -------      ------     ---    -----                   ---
        Total Existing..........................     504,500      14,313     510    4,811        52         363
                                                     =======      ======     ===    =====        ==         ===

              PROJECTED ADDITIONS
- ------------------------------------------------
DOWNTOWN LAS VEGAS
Main Street Station Hotel and Casino(a).........      28,500         900      25     404          3          15
NORTHERN NEVADA
Sam's Town Reno(b)..............................      33,000       1,200      36     211          5         100
CENTRAL REGION
Sam's Town Tunica(c)............................          --          --      --     350         --          --
Silver Star Resort and Casino(d)................      19,000         439       2     403          1          --
Par-A-Dice(e)...................................      33,000         997      42     204          3          19
                                                                                                 --
                                                     -------      ------     ---    -----                   ---
        Total Projected Additions...............     113,500       3,536     105    1,572        12         134
                                                     =======      ======     ===    =====        ==         ===
        Total Existing and Projected............     618,000      17,849     615    6,383        64         497
                                                     =======      ======     ===    =====        ==         ===

- ---------------

(a) The information presented reflects Main Street Station after its completion, which is expected by the end of calendar year 1996.

(b) The information presented reflects Sam's Town Reno after completion of the project. Construction of the project is expected to commence in the first quarter of calendar year 1997 and may be completed as early as spring of 1998.

(c) The information presented reflects the Sam's Town Tunica expansion project, which is expected by the end of calendar year 1996.

(d) The information presented reflects the Silver Star expansion project, which is currently scheduled by the owners of the Silver Star for early calendar year 1997.

(e) Pending acquisition. Reflects the Par-A-Dice Hotel after its construction. The acquisition of the Par-A-Dice, which is subject to obtaining regulatory approval, and the completion of the Par-A-Dice Hotel are expected by the end of calendar year 1996.

                                  THE OFFERING

Common Stock Offered:
  By the Company............................    4,000,000 shares(a)
  By the Selling Stockholders...............    1,337,786 shares(a)
Common Stock to be Outstanding after the
  Offering(b)...............................    61,213,720 shares
Use of Proceeds.............................    The net proceeds of the Offering will be
                                                used to reduce outstanding indebtedness
                                                under the New Bank Credit Facility without
                                                reducing the commitment thereunder. Amounts
                                                available under the New Bank Credit Facility
                                                are expected to be used to effect the
                                                redemption of the Company's 10.75% Senior
                                                Subordinated Notes due 2003 (the "10.75%
                                                Notes"), to fund the Par-A-Dice Acquisition
                                                and for general corporate purposes. See "Use
                                                of Proceeds."
Concurrent Offering of Notes................    Concurrently with the Offering, the Company
                                                is offering $200 million of Senior Notes of
                                                the Company (the "Notes") to the public (the
                                                "Notes Offering" and, collectively with the
                                                Offering, the "Offerings"). The Offering is
                                                not contingent upon consummation of the
                                                Notes Offering, and there can be no
                                                assurance that the Notes Offering will be
                                                consummated. The net proceeds to the Company
                                                from the Notes Offering will be used to
                                                reduce outstanding indebtedness under the
                                                New Bank Credit Facility without reducing
                                                the commitment thereunder. Amounts available
                                                under the New Bank Credit Facility are
                                                expected to be used to effect the redemption
                                                of the 10.75% Notes, to fund the Par-A-Dice
                                                Acquisition and for general corporate
                                                purposes.
NYSE Symbol.................................    BYD

- ---------------

(a) Excludes 600,000 and 130,000 shares of Common Stock, respectively, subject to the Underwriters' over-allotment options from the Company and certain Selling Stockholders. See "Underwriting."

(b) Excludes 600,000 shares of Common Stock subject to the Underwriters' over-allotment option from the Company and 3,889,587 shares of Common Stock reserved for issuance upon the exercise of stock options outstanding as of June 30, 1996 under the Company's stock option plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The consolidated financial data set forth below has been derived from the audited consolidated financial statements of the Company for the respective periods presented and is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial and statistical data included elsewhere or incorporated in this Prospectus.

                                                                 FISCAL YEAR ENDED JUNE 30,
                                                    ----------------------------------------------------
                                                      1996       1995       1994       1993       1992
                                                    --------   --------   --------   --------   --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Net revenues......................................  $775,857   $660,340   $468,219   $431,174   $406,804
Operating income..................................   100,786    110,570     54,248     62,919     47,395
Interest expense, net(a)..........................    51,186     46,371     36,093     32,378     37,762
Income before cumulative effect of a change in
  accounting principle and extraordinary item.....    29,579     36,249     10,650     20,134      6,114
Income before extraordinary item..................    29,579     36,249     12,685     20,134      6,114
Net income........................................    28,144     36,249     12,685     12,737      6,114
Net income per common share.......................  $   0.49   $   0.64   $   0.23   $   0.22   $   0.09
Weighted average common shares outstanding........    57,058     56,870     54,297     48,582     48,946
OTHER OPERATING DATA
Depreciation and amortization.....................  $ 60,626   $ 54,518   $ 42,136   $ 39,450   $ 38,853
Preopening expense................................    10,004         --      4,605         --         --
Capital expenditures..............................    90,977    183,299    326,829     24,485     18,702

                                                                                              JUNE 30,
                                                                                                1996
                                                                                           --------------
                                                                                           (IN THOUSANDS)
BALANCE SHEET DATA
Total assets............................................................................      $953,425
Long-term debt (excluding current portion)..............................................       590,808
Stockholders' equity....................................................................       233,257

- ---------------
(a) Net of interest income and amounts capitalized.

                 PRO FORMA SUMMARY CONSOLIDATED FINANCIAL DATA

     The following pro forma summary consolidated financial data for the Company reflects the Par-A-Dice Acquisition. The pro forma consolidated income statement data for the year ended June 30, 1996 has been presented as if the Par-A-Dice Acquisition occurred on July 1, 1995. The pro forma consolidated balance sheet data as of June 30, 1996 has been presented as if the Par-A-Dice Acquisition occurred on June 30, 1996. These pro forma summary consolidated financial data do not purport to represent what the Company's results of operations or financial position would actually have been if the Par-A-Dice Acquisition had in fact occurred at July 1, 1995 or June 30, 1996. The pro forma information set forth below should be read in conjunction with the consolidated financial statements of the Company, the consolidated financial statements of Par-A-Dice Gaming and the pro forma consolidated financial statements (including the notes to such financial statements) included elsewhere or incorporated in this Prospectus.

                                                                         FISCAL YEAR ENDED JUNE 30, 1996
                                                                       -----------------------------------
                                                                        COMPANY     PAR-A-DICE    COMPANY
                                                                       HISTORICAL   HISTORICAL   PRO FORMA
                                                                       ----------   ----------   ---------
                                                                                 (IN THOUSANDS)
INCOME STATEMENT DATA
Net revenues.........................................................   $ 775,857    $105,864    $881,721
Operating income.....................................................     100,786      28,840     126,563
Interest expense, net(a).............................................      51,186         842      63,974
Income from continuing operations....................................      29,579      27,605      37,892
OTHER OPERATING DATA
Depreciation and amortization........................................   $  60,626    $  4,454    $ 68,143
Preopening expense...................................................      10,004          --      10,004
Capital expenditures.................................................      90,977      16,273     107,250

                                                                                           JUNE 30, 1996
                                                                                       ---------------------
                                                                                        ACTUAL    PRO FORMA
                                                                                       --------   ----------
                                                                                          (IN THOUSANDS)
BALANCE SHEET DATA
Total assets........................................................................   $953,425   $1,136,008
Long-term debt (excluding current portion)..........................................    590,808      767,366
Stockholders' equity................................................................    233,257      233,257

- ---------------

(a) Net of interest income and amounts capitalized.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Summary," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as within the Prospectus generally (including the documents incorporated by reference). Also, documents subsequently filed by the Company with the Commission may contain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and the matters set forth or incorporated by reference in the Prospectus generally. The Company cautions the reader, however, that this list of factors may not be exhaustive, particularly with respect to future filings. Before making a decision to purchase any of the Common Stock, prospective investors should carefully consider the following factors.

LEVERAGE AND DEBT SERVICE

     At June 30, 1996, after giving effect to the Offerings, the Par-A-Dice Acquisition, redemption of the 10.75% Notes and the August 23, 1996 sale of the Mary's Prize riverboat (the "Mary's Prize Sale"), the Company had total consolidated long-term debt of approximately $719 million. The New Bank Credit Facility is a five-year, $500 million reducing revolving credit facility. Debt service requirements on the New Bank Credit Facility consist of interest expense on outstanding indebtedness. Beginning in December 1998, the total principal amount available under the New Bank Credit Facility will be reduced by $25 million and reduced by an additional $50 million at the end of each six-month period thereafter until maturity in June 2001. Debt service requirements on the 11% Senior Subordinated Notes due 2002 (the "11% Notes") issued by a financing subsidiary of CH&C consist of semi-annual interest payments and repayment of the $185 million principal amount on December 1, 2002, and debt service requirements under the 10.75% Notes consist of semi-annual interest payments and repayment of the $150 million principal amount on September 1, 2003. The Company expects to fund the Par-A-Dice Acquisition, as well as redemption of the 10.75% Notes, from borrowings under the New Bank Credit Facility. The Company also expects to fund its existing $40 million expansion project for Sam's Town Tunica, the $45 million renovation, expansion and re-equipping of Main Street Station, the $92 million Sam's Town Reno project and its subsidiary's required capital contributions to the Mirage Joint Venture, currently expected to be $100 million, with borrowings under its New Bank Credit Facility to the extent not funded from cash flow from operations. The Company's ability to service its debt will be dependent on its future performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control. Accordingly, no assurance can be given that the Company will maintain a level of operating cash flow that will permit it to service its obligations. If the Company is unable to generate sufficient cash flow or is unable to refinance or extend outstanding borrowings, it will have to adopt one or more alternatives, such as reducing or delaying planned expansion and capital expenditures, selling assets, restructuring debt or obtaining additional equity or debt financing. There can be no assurance that any of these financing strategies could be effected on satisfactory terms, if at all. In addition, certain states' laws contain restrictions on the ability of companies engaged in the gaming business to undertake certain financing transactions. Such restrictions may prevent the Company from obtaining necessary capital. See "-- Additional Financing Requirements," "-- Governmental Gaming Regulation," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

UNCERTAINTIES OF CONSUMMATION OF THE PAR-A-DICE ACQUISITION AND DEVELOPMENT OF SAM'S TOWN RENO AND THE ATLANTIC CITY PROJECT


     On April 26, 1996, the Company entered into a definitive stock purchase agreement for the Par-A-Dice Acquisition. The Par-A-Dice Acquisition is subject to regulatory approvals, including the approval of the Illinois Gaming Board. No assurance can be given that the necessary approvals will be received. The Company currently anticipates the consummation of the Par-A-Dice Acquisition and the completion of the

Par-A-Dice Hotel prior to 1996 year end, subject to receipt of regulatory approvals. The stock purchase agreement for the Par-A-Dice Acquisition provides that if the Par-A-Dice Acquisition is not completed by December 31, 1996, such agreement terminates. The Company has no prior experience in Illinois, and no assurance can be given that the Company will be able to compete successfully in this market. Furthermore, the Par-A-Dice Acquisition is subject to certain closing conditions, and there can be no assurance, however, as to when, or if the Par-A-Dice Acquisition will be consummated or the Par-A-Dice Hotel will be completed.



     The Company recently acquired a 100-acre parcel of land upon which it plans to build a casino hotel and entertainment complex in Reno, Nevada. The Company plans to commence construction of Sam's Town Reno in the first quarter of 1997 and to complete construction as early as Spring 1998, subject to receipt of appropriate regulatory approvals, permits and licenses. The development of Sam's Town Reno is subject to a number of contingencies, including, but not limited to, approval and licensing by the Nevada gaming authorities and the receipt of land-use permits, building and zoning permits and liquor licenses. Accordingly, there can be no assurance as to when, or if, such construction will be commenced or completed due to the many risks and uncertainties inherent in the project.



     On May 29, 1996, the Company entered into a joint venture agreement with Mirage to jointly develop and own a casino hotel entertainment facility in the Marina District of Atlantic City, New Jersey. The casino hotel project contemplated by the Mirage Joint Venture is subject to a number of contingencies, including, but not limited to, approval and funding of highway improvements necessary to accommodate the additional traffic that is expected to be generated to and from the Marina District, approval and licensing by the New Jersey gaming authorities, environmental remediation, the receipt of state and local land-use permits, building and zoning permits and liquor licenses. Once the necessary highway improvements are assured and other requisite approvals are received, the Company estimates that environmental remediation will take at least six months and construction of the Atlantic City Project will thereafter take at least two years. Accordingly, there can be no assurance that the Atlantic City Project will be completed according to the terms currently contemplated, if at all. In addition, the Company has no prior experience in New Jersey, and no assurance can be given that, if the project is completed, the Company will be able to successfully compete in this market. See
"Business -- Development Projects."


RECENT EARNINGS DECLINE

     The competitive pressures on the Company's properties continue to increase as new or expanded gaming facilities are opened. As a result of such competitive pressures, particularly at Sam's Town Tunica and Sam's Town Kansas City, the Company has experienced a recent earnings decline and may continue to report reduced earnings in the future. In the fourth quarter of fiscal 1996, the Company reported net income (before the write-off of a $1.4 million extraordinary item) of $3.5 million, as compared to approximately $12 million in the same period in 1995.

     Results at Sam's Town Tunica have been hurt by increased competition as a result of the opening of new gaming facilities in April and June of 1996. In addition, operations at the property have been disrupted by the ongoing construction of 350 additional hotel rooms and a 1,000-car parking garage, projects which are not expected to be completed prior to mid-December 1996.

     Sam's Town Kansas City reported an operating loss of $5 million (before the write-off of preopening expenses) in fiscal 1996 as a result of high fixed costs and substantial advertising and promotional expenses incurred in response to the highly competitive operating environment. Competition in the Kansas City market is expected to increase with the anticipated opening of two new gaming facilities in the near future.


     As a result of the factors described above, as well as a decline in revenue and an increase in general marketing costs at the Stardust during the current quarter, management expects that the Company's operating results for the first quarter of fiscal 1997 will likely be well below those of the comparable prior fiscal year period, and the Company expects to report a net loss for the quarter. There can be no assurance that increased competition or other industry factors will not materially adversely affect the

Company's business, financial condition and results of operations in the future. See "-- Competition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Developments."

COMPETITION

     The gaming industry is highly competitive. Gaming activities include: traditional land-based casinos; riverboat and dockside gaming; casino gaming on Indian land; state-sponsored lotteries; video poker in restaurants, bars and hotels; pari-mutuel betting on horse racing, dog racing and jai-alai; sports bookmaking; and card rooms. The casinos owned, managed and being developed by the Company compete and will in the future compete with all these forms of gaming and with any new forms of gaming that may be legalized in existing and additional jurisdictions, as well as with other types of entertainment. The Company also competes with other gaming companies for opportunities to acquire legal gaming sites in emerging and established gaming jurisdictions and for the opportunity to manage casinos on Indian land. Such competition in the gaming industry could adversely affect the Company's ability to compete for new gaming opportunities as well as its existing operations. In addition, further expansion of gaming into other jurisdictions could also adversely affect the Company's business by diverting its customers to competitors in such jurisdictions. In particular, the expansion of casino gaming in or near any geographic area from which the Company attracts or expects to attract a significant number of its customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Development Projects." The Company believes that successful gaming facilities compete based on the following factors: location; attractions; quality of gaming facilities, gaming experience and entertainment; quality of food, beverage and atmosphere; and price. Although the Company believes it competes favorably with respect to these factors in most of its markets, some of its competitors have significantly greater financial and other resources than the Company.

     The Company's Las Vegas properties compete primarily with other casino hotels on the Las Vegas Strip, the Boulder Strip and in downtown Las Vegas. Currently, there are approximately 25 major gaming properties located on or near the Las Vegas Strip, 11 located in the downtown area and several located in other areas of Las Vegas. Las Vegas gaming square footage and room capacity are continuing to increase. A number of marquee properties have opened in the last several years, and several others are currently under construction or planned for the Las Vegas Strip, including the 1,500-room Stratosphere Tower, Casino and Hotel, the 3,000-room Paris Casino-Resort, the 3,000-room Monte Carlo Resort and Casino, the 2,035-room New York - New York Hotel/Casino, and the 3,000-room Bellagio. Additionally, several properties have recently announced or begun significant expansion and renovation projects, including Circus Circus-Las Vegas, MGM Grand Hotel/Casino, Harrah's-Las Vegas, Rio Suite Hotel and Casino, Luxor Hotel and Casino, and the Sahara Hotel and Casino. Each of the foregoing facilities has or may have a theme and attractions which have drawn or may draw significant numbers of visitors. Moreover, most of these facilities attract or may attract primarily middle-income patrons, who are the focus of the Company's marketing strategy. Although the Company believes that these additional facilities will draw more visitors to Las Vegas, these properties also may divert potential gaming activity from the Company. Future additions, expansions and enhancements to existing properties and construction of new properties by the Company's competitors could divert additional gaming activity from the Company's facilities. There can be no assurance that the Company will compete successfully in the Las Vegas market in the future.

     Sam's Town Tunica competes primarily with other dockside gaming operations in Tunica County and, to a lesser extent, with dockside casinos in Vicksburg, Greenville, Natchez and Coahoma County, Mississippi, with dockside casinos on the Mississippi Gulf Coast and with gaming operations in Louisiana. Gaming has grown rapidly in Tunica County with ten dockside casinos now in operation. Several casinos located in Tunica County have closed during the last 12 months. One such closed facility was purchased by a competitor and reopened in April 1996. In addition, several Tunica-area casinos have recently added or are in the process of adding hotel rooms, including 500 rooms at Fitzgeralds, 350 rooms at the Hollywood Hotel and Casino, and 200 rooms at Harrah's Mardi Gras. Some of these facilities are operated by certain of the Company's principal Nevada competitors and may be operated or financed by companies with significantly greater financial resources than the Company. Sam's Town Tunica reported an 80% decline in operating income in the fourth quarter of fiscal 1996, which management attributes principally to increased competition and also to the disruption associated with ongoing construction at the facility. See "-- Recent Earnings Decline" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Recent Events."

     Sam's Town Kansas City competes primarily with other riverboat gaming operations in the Kansas City area. Two riverboat gaming operations, one in Riverside, Missouri and one in North Kansas City, Missouri are currently operating. In addition, two other operations in the Kansas City area are currently under construction and awaiting licensing. Several other companies, including some of the Company's principal Nevada competitors, have announced plans to participate in riverboat gaming in the Kansas City area. Some of these gaming facilities are being developed by companies that have significantly greater financial resources than the Company, some have been operating for a longer time than the Company's facility and some may possess more desirable locations. Sam's Town Kansas City reported an operating loss of $5 million (before the write-off of preopening expenses) in fiscal 1996 as a result of high fixed costs and substantial advertising and promotional expenses incurred in response to the highly competitive operating environment. Competition in the Kansas City market is expected to increase with the expected opening of two new gaming facilities in the near future. No assurance can be given that the Company will compete successfully in this new market.

     The Treasure Chest competes primarily with other riverboat gaming operations in the New Orleans metropolitan area. A large land-based casino is planned for downtown New Orleans but the project is presently in bankruptcy reorganization. If the land-based project opens, it will compete directly with the Treasure Chest. There are presently 14 licensed riverboats in the State of Louisiana with four of these projects (including the Treasure Chest) operating in the New Orleans metropolitan area. Some of these riverboats are operated by companies with significantly greater financial resources and some may possess more desirable locations. No assurance can be given that the Treasure Chest will compete successfully in the future.

     The Par-A-Dice competes primarily with other gaming operations in Illinois and, to a lesser extent, with riverboats in Indiana and dockside gaming facilities in Indiana, Iowa and Missouri. The Illinois Riverboat Gambling Act authorizes ten owner's licenses for riverboat gaming operations. All ten licenses have been granted and ten riverboat gaming facilities are currently in operation in Illinois. Some of these riverboats are being operated by companies with greater experience in the Illinois market and significantly greater financial resources than the Company. If the Par-A-Dice Acquisition is consummated, there can be no assurance that the Par-A-Dice will compete successfully in the future.

EXPANSION TO OTHER LOCATIONS

     The Company is engaged in several projects to expand its operations, and regularly evaluates development and expansion opportunities. See
"Business -- Properties." Each of these projects will be subject to the many risks inherent in the establishment of a new business enterprise, including unanticipated design, construction, regulatory, environmental and operating problems, and the significant risks commonly associated with implementing a marketing strategy in new markets. There can be no assurance that any of these projects will become operational within the time frames and budgets currently contemplated or at all. If these projects do not become operational within the time frames and budgets currently contemplated, it could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the Company will incur significant costs and expenses in connection with its current expansion projects. There can be no assurance that these expenditures will ultimately result in the establishment of profitable operations.

     Many permits, licenses and approvals necessary for the Company's expansion projects have not yet been obtained. The scope of the approvals required for projects of this nature is extensive, including, without limitation, gaming approvals, state and local land-use permits, building and zoning permits and liquor licenses. Unexpected changes or concessions required by local, state or federal regulatory authorities could involve significant additional costs and delay the scheduled openings of the facilities. There can be no assurance that the Company will receive the necessary permits, licenses and approvals or that such permits, licenses and approvals will be obtained within the anticipated time frame. In addition, although the Company designs its expansion projects for existing facilities to minimize disruption of business operations, major expansion projects, such as those currently underway at Sam's Town Tunica and the Silver Star and those currently being considered for the Stardust and Sam's Town Las Vegas, require, from time to time, portions of the casino and parking areas to be closed and disrupt portions of existing casino or hotel operations to some extent. Any significant disruption in casino or hotel operations could have a material adverse effect on the Company's business, financial condition and results of operations.

ADDITIONAL FINANCING REQUIREMENTS

     The Company intends to finance its current and future expansion projects primarily with cash flow from operations and borrowings under its New Bank Credit Facility. If the Company is unable to finance such projects through cash flow from operations and borrowings under its New Bank Credit Facility, it will have to adopt one or more alternatives, such as reducing or delaying planned expansion and capital expenditures, selling assets, restructuring debt or obtaining additional equity or debt financing. No assurance can be given that the aforementioned sources of funds will be sufficient to finance the Company's expansion or that other financing will be available on acceptable terms, in a timely manner or at all. In addition, the 11% Notes, the 10.75% Notes, the New Bank Credit Facility and the Notes contain certain restrictions on the ability of the Company to incur additional indebtedness. Following the Note Offering, availability under the New Bank Credit Facility will effectively be reduced by the cost to redeem all of the 10.75% Notes and will be subsequently increased if and to the extent the Company funds a redemption of the 10.75% Notes. If the Company is unable to secure additional financing, it could be forced to limit or suspend expansion, development and acquisition projects, which may adversely effect the Company's business, financial condition and results of operations. See "-- Holding Company Structure and Dividend Limitations" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

GOVERNMENTAL GAMING REGULATION

     The ownership and operation of the Company's gaming facilities and the Par-A-Dice are subject, and the Atlantic City Project will be subject, to extensive regulation by state and local regulatory authorities. Nevada, Mississippi, Missouri, Louisiana, Illinois and New Jersey have each promulgated detailed regulations governing gaming operations. Regulatory authorities in these states have broad powers with respect to the licensing of casino operations and may revoke, suspend, condition or limit the Company's gaming licenses, impose substantial fines and take other actions, any one of which could have a material adverse effect on the Company's business, financial condition and results of operations. Directors, officers and certain key employees of the Company must also be approved by certain state regulatory authorities. If state regulatory authorities were to find a person occupying any such position unsuitable, the Company would be required to sever its relationship with that person. Charles L. Ruthe, President and a director of the Company, has been on a leave of absence as President and a director of the Company since September 1995 pending investigation by the Missouri Gaming Commission of certain matters relating to Mr. Ruthe's suitability to hold a Missouri gaming license. There can be no assurance that Mr. Ruthe's application for a Missouri gaming license will be granted. Certain public issuances of securities and certain other transactions by the Company also require the approval of certain state regulatory authorities. In addition, Mississippi gaming authorities must approve any future expansion of the Company's gaming operations outside of Mississippi.

     The Company operates the Silver Star pursuant to a management agreement with the Mississippi Band of Choctaw Indians. The operation and management of the Silver Star is subject to the regulatory authority of the National Indian Gaming Commission ("NIGC") and the Choctaw Gaming Commission.

Under the Indian Gaming Regulatory Act of 1988 ("IGRA"), management contracts for Indian gaming facilities must be approved by the NIGC. In addition, the Company, its directors, persons with management responsibility, certain owners of the Company and certain persons with a financial interest in the management agreement (as determined by the NIGC and the Choctaw Gaming Commission) must provide background information and be investigated by the NIGC and the Choctaw Gaming Commission in connection with the approval of the management agreement by the NIGC and issuance of a license to the Company to operate a gaming facility by the Choctaw Gaming Commission. Persons who acquire beneficial ownership of the Company's securities may be subject to certain reporting and qualification procedures established by the NIGC and the Choctaw Gaming Commission. Such limitations could adversely affect the marketability of the Common Stock or could affect or prevent certain corporate transactions, including mergers or other business combinations.

     The Company is subject to a variety of regulations in the jurisdictions in which it operates. If additional gaming regulations are adopted in a jurisdiction in which the Company operates, such regulations could impose restrictions or costs that could have a material adverse effect on the Company. From time to time, various proposals have been introduced in the legislatures of some of the jurisdictions in which the Company has existing or planned operations that, if enacted, could adversely affect the tax, regulatory, operational or other aspects of the gaming industry and the Company. No assurance can be given that such legislation will not be enacted. The federal government has also previously considered a federal tax on casino revenues and may consider such a tax in the future. In addition, gaming companies are currently subject to significant state and local taxes and fees in addition to normal federal and state corporate income taxes, and such taxes and fees are subject to increase at any time. Any material increase in these taxes or fees could adversely affect the Company.

ENVIRONMENTAL RISKS

     The Company is subject to certain federal, state and local environmental, safety and health laws, regulations and ordinances that apply to non-gaming businesses generally, such as the Clean Air Act, Clean Water Act, Occupational Safety and Health Act, Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation, and Liability Act. The Company has not made, and does not anticipate making, material expenditures with respect to such environmental, safety and health laws, regulations and ordinances. However, the coverage and attendant compliance costs associated with such laws, regulations and ordinances may result in future additional costs to the Company's operations. For example, in 1990 the U.S. Congress enacted the Oil Pollution Act to establish a comprehensive federal oil spill response and liability framework. Pursuant to the Oil Pollution Act, the Department of Transportation implemented regulations requiring owners and operators of certain vessels, including the Company, to establish and maintain through the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liability under both the Oil Pollution Act and the Comprehensive Environmental Response, Compensation, and Liability Act for discharges or threatened discharges of oil or hazardous substances. This requirement may be satisfied by either proof of adequate insurance (including self-insurance) or the posting of a surety bond or guaranty. Any significant environmental liability or compliance costs could have a material adverse effect on the Company's business, financial condition and results of operations.

REGULATION OF RIVERBOATS

     The riverboats operated by the Company must comply with U.S. Coast Guard requirements as to boat design, on-board facilities, equipment, personnel and safety. Each of them must hold a Certificate of Seaworthiness or must be approved by the American Bureau of Shipping ("ABS") for stabilization and flotation, and may also be subject to local zoning and building codes. The U.S. Coast Guard requirements establish design standards, set limits on the operation of the vessels and require individual licensing of all personnel involved with the operation of the vessels. Loss of a vessel's Certificate of Seaworthiness or ABS approval would preclude its use as a floating casino. In addition, U.S. Coast Guard regulations require a hull inspection at a U.S. Coast Guard-approved dry docking facility for all cruising riverboats at five-year intervals. Currently, the closest such facility to Sam's Town Kansas City is located in St. Louis, Missouri. The travel to and from such docking facility, as well as the time required for inspections and any necessary repairs of the Sam's Town Kansas City and Treasure Chest riverboats, and, if the Par-A-Dice Acquisition is consummated, the Par-A-Dice riverboat, could be significant. The loss of a dockside casino or riverboat casino from service for any period of time could adversely affect the Company's business, financial condition and results of operations.

CONTROL BY BOYD FAMILY

     William S. Boyd, Chairman and Chief Executive Officer of the Company, together with his immediate family, will beneficially own or control approximately 51.0% (50.5% if the Underwriters' over-allotment options are exercised in full) of the Common Stock of the Company after this Offering. As a result, the Boyd family will continue to have the ability to significantly influence the affairs of the Company, including the election of all of the directors of the Company and, except as otherwise provided by law, approving or disapproving other matters submitted to a vote of the Company's stockholders, including a merger, consolidation or sale of assets.

MANAGEMENT AGREEMENTS OF LIMITED DURATION

     The management agreement for the Silver Star, which is owned by the Mississippi Band of Choctaw Indians, expires in July 2001. The Company must submit any renewal of the management agreement to the NIGC, which has the right to review management agreements. There can be no assurance that the current management agreement will be renewed upon expiration or approved by the NIGC upon any such review. The failure to renew the Company's management agreement would result in the loss of revenues to the Company derived from the Silver Star management agreement, which could have a material adverse effect on the Company. The NIGC also has the authority to reduce the term of a management agreement or the management fee or otherwise require modification of the agreement, which could have an adverse effect on the Company's business, financial condition and results of operations.


     The Company manages the Treasure Chest pursuant to a management agreement with Treasure Chest L.L.C., owner of the Treasure Chest. The management agreement's initial five-year term expires in June 1999, subject to extension at the Company's option if certain operating results are achieved. The Company is reevaluating its interests in the Treasure Chest, which include its management agreement with, and ownership interest in, Treasure Chest L.L.C. Among the alternatives under consideration is the sale of the Company's ownership interest. In the event of such a sale or other substantial alteration of the Company's interest in Treasure Chest L.L.C., which the Company currently anticipates, the management agreement between the Company and Treasure Chest L.L.C. would likely be terminated within the next six months. See
"Business -- Properties -- Central Region Properties."


RELIANCE ON CERTAIN MARKETS

     The California and the Fremont derive a substantial portion of their customers from the Hawaiian market. In fiscal 1996, patrons from Hawaii made up over 80% of the room nights at the California and over 65% at the Fremont. An increase in fuel costs or transportation prices, a decrease in airplane seat availability or a deterioration of relations with tour and travel agents, as they affect travel between the Hawaiian market and the Company's facilities, could materially adversely affect the Company's business, financial condition and results of operations. The Company's Las Vegas properties also draw a substantial number of customers from certain other specific geographic areas, including Southern California, Arizona, Las Vegas and the Midwest. Sam's Town Tunica draws patrons from northern Mississippi, western Tennessee (principally Memphis) and Arkansas. The Treasure Chest appeals primarily to local market patrons and attracts patrons from the western suburbs of New Orleans. The Silver Star draws customers from central Mississippi, including the greater Jackson area, and central Alabama, including Birmingham, Montgomery and Tuscaloosa. Sam's Town Kansas City draws customers from the greater Kansas City metropolitan area, as well as from other parts of Missouri and Kansas. The Par-A-Dice draws customers not only from the greater Peoria area but also from Chicago, Indiana,

Iowa and Missouri. Adverse economic conditions in any of these markets, or the failure of the Company's facilities to continue to attract customers from these geographic markets as a result of increased competition in those markets, could have a material adverse effect on the Company's business, financial condition and results of operations.

TAXATION OF NON-U.S. HOLDERS

     A non-U.S. holder will be subject to United States Federal income tax on gain from the sale or other disposition of Common Stock if the Company is a "U.S. real property holding corporation" for Federal income tax purposes at the time of the disposition or during certain specified periods of time preceding the disposition and either (a) the Common Stock is not regularly traded on an established securities market or (b) the non-U.S. holder owns, actually or constructively, more than 5% of the outstanding Common Stock. The Company believes that it is and will continue to be a U.S. real property holding corporation and, at present, the Common Stock is regularly traded on an established securities market. There can be no assurance, however, that the Common Stock of the Company will be regularly traded on an established securities market in the future. See "Certain United States Tax Consequences to Non-United States Holders of Shares -- Disposition of the Common Stock."

HOLDING COMPANY STRUCTURE AND DIVIDEND LIMITATIONS

     Because the Company is a holding company, its ability to pay dividends is dependent upon the ability of its subsidiaries and controlled entities to pay dividends and make distributions to the Company. The indenture governing the 11% Notes restricts dividends and distributions to the Company totaling more than $15 million plus 50% of Consolidated Net Income (as defined in such indenture). These limitations substantially restrict CH&C's ability to provide funds for other Company developments and operations. As a result, subsidiaries of the Company (other than subsidiaries of CH&C) will be required to fund their developments and operations primarily with funds from other sources. Although the proceeds from borrowings under the New Bank Credit Facility and existing cash balances will be available to finance non-CH&C developments and operations, no assurance can be given that additional financing for non-CH&C projects will be available on acceptable terms, in a timely manner or at all.

     The New Bank Credit Facility prohibits the Company from declaring or paying dividends if, before or after giving effect to such dividend, an Event of Default (as defined in the New Bank Credit Facility) exists or would exist. In addition, the New Bank Credit Facility imposes a requirement that the Company's tangible net worth not be less than the sum of (i) $210,000,000, plus (ii) 50% of the Company's consolidated net income (without giving effect to certain losses) for each fiscal quarter ending on or after September 30, 1996, plus
(iii) an amount equal to the increase in the Company's stockholders' equity following June 19, 1996 by reasons of sales and issuances of the Company's capital stock and minus (iv) the amount of goodwill, not to exceed $130,000,000, associated with Par-A-Dice in the event the proposed Par-A-Dice Acquisition is consummated. This requirement could impose limitations on the Company's ability to pay dividends.

VOLATILITY OF STOCK PRICE

     The market prices of securities of companies whose future operating results are highly dependent on specific developments, such as passage or defeat of relevant gaming legislation or related initiatives, are often highly volatile. Announcements concerning legislation approving or defeating gaming, other governmental actions, developments in the gaming industry generally, announcements by the Company or by competitors, results of the Company's operations and stock market conditions generally may have a significant impact on the market price of the Common Stock. In addition, sales of substantial amounts of Common Stock in the public market by the Company's major stockholders could have an a material adverse effect on the price of the Common Stock.

CERTAIN ANTI-TAKEOVER EFFECTS

     The Board may issue shares of Preferred Stock of the Company in one or more series and determine the designation and fix the number of shares of each series without further action by the holders of

Common Stock. The Board is further authorized to fix and determine the dividend rate, premium or redemption rate, conversion rights, voting rights, preferences, privileges, restrictions and other variations granted to and imposed on any unissued series of Preferred Stock. No shares of Preferred Stock are outstanding as of the date hereof, and the Company currently has no plans to issue any such shares. The issuance of shares of Preferred Stock under certain circumstances could have the effect of delaying or preventing a change of control of the Company or other corporate action. See "Description of Capital Stock."

     In addition, the Company's Restated Articles of Incorporation and Restated Bylaws contain certain provisions that are intended to discourage an unsolicited takeover of the Company if the Board of Directors determines that such a takeover is not in the best interests of the Company and its stockholders. These provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of the Company's stockholders deemed such an attempt to be in their best interests, including those attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders. See "Description of Capital Stock -- Certain Anti-Takeover Effects."


     Nevada's Combination with Interested Stockholders Statute (Nev. Rev. Stat. Ann. Sections 78.411-.444 (1995)) prevents an "interested stockholder" (the beneficial owner of 10% or more of the voting shares of a corporation, or an affiliate or associate thereof) and an applicable Nevada corporation from entering into any merger or consolidation or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, having either an aggregate market value equal to 5% or more of the aggregate market value of the assets or all of the outstanding shares of the corporation or representing 10% or more of the earning power or net income of the corporation. A corporation may not engage in any of the described business combinations within three years after the interested stockholder acquired his or her shares unless the business combination or the purchase of shares made by the interested stockholder was approved by the board of directors before the interested stockholder acquired such shares. If this approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to a certain price or value. See "Description of Capital Stock -- Nevada Legislation."



     Nevada's Control Share Acquisition Statute (Nev. Rev. Stat. Ann. Sections 78.378-.3793 (1995)) prohibits an acquiror, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's disinterested stockholders. Once an acquiror crosses one of the thresholds, the shares acquired in the immediate offer or acquisition and those shares acquired within 90 days immediately preceding such offer or acquisition become Control Shares (as defined in such statute) and such Control Shares are deprived of the right to vote until disinterested stockholders restore such right. The Control Share Acquisition Statute also provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired Control Shares with a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares. The Board is required to notify such stockholders within 20 days after the vote of the stockholders that they have the right to receive the fair value of their shares in accordance with statutory procedures established generally for dissenter's rights. See "Description of Capital Stock -- Nevada Legislation."


     In addition, certain gaming laws in jurisdictions in which the Company is doing business or may do business in the future may require licenses, background investigations or findings of suitability or other approvals by regulators in connection with the acquisition of shares of Common Stock of the Company.

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering, after deduction of selling and offering expenses, are estimated to be approximately $44.9 million ($51.7 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds from the Offering to reduce outstanding indebtedness under the New Bank Credit Facility without reducing the commitment thereunder. Amounts available under the New Bank Credit Facility will be used to effect the redemption of the 10.75% Notes, to fund the Par-A-Dice Acquisition and for general corporate purposes. If the concurrent Notes Offering is consummated, the net proceeds to the Company from that offering are estimated to be approximately $195 million. The Company intends to use those net proceeds to reduce outstanding indebtedness under its New Bank Credit Facility without reducing the commitment thereunder. The redemption of the 10.75% Notes is only expected to be effected in the event the Notes Offering is consummated.

     Borrowings under the New Bank Credit Facility mature in June 2001 and bear interest based on the agent bank's reference rate or the London Interbank Offered Rate, at the Company's discretion. As of July 1, 1996, the interest rate for the New Bank Credit Facility was 7.2% per annum. The indebtedness under the New Bank Credit Facility was used to pay outstanding amounts under the Company's and certain of its subsidiaries' former bank credit facilities ("Former Bank Credit Facilities") and for general corporate purposes. The Company expects to incur substantial additional borrowings under the New Bank Credit Facility to effect the redemption of the 10.75% Notes, to fund the Par-A-Dice Acquisition and for general corporate purposes. For a description of the New Bank Credit Facility, see "Description of Certain Indebtedness -- New Bank Credit Facility." The 10.75% Notes mature in September 2003 and bear interest at a rate of 10.75% per annum, payable semi-annually. The aggregate principal amount of the 10.75% Notes is $150 million. For a description of the 10.75% Notes, see "Description of Certain Indebtedness -- 10.75% Notes ."

                          PRICE RANGE OF COMMON STOCK

     The following table sets forth, for the calendar quarters indicated, the high and low sales prices of the Common Stock as reported on the NYSE Composite Tape.


                                                                             HIGH         LOW
                                                                             ----         ---
1994
  First Quarter............................................................   19 3/8      13  1/2
  Second Quarter...........................................................   15 7/8      10  5/8
  Third Quarter............................................................   15          11  7/8
  Fourth Quarter...........................................................   14 3/4      10  1/2
1995
  First Quarter............................................................   14 1/4      10  1/2
  Second Quarter...........................................................   18 5/8      13  1/8
  Third Quarter............................................................   16 3/4      13  1/2
  Fourth Quarter...........................................................   15 1/8      10
1996
  First Quarter............................................................   12 7/8      10  3/4
  Second Quarter...........................................................  18 5/8       13 1/8
  Third Quarter (through September 20).....................................  15 1/2       10



     On September 20, 1996, the closing sales price of the Common Stock on the NYSE was $10 1/2 per share. On that date, the Company had approximately 2,134 holders of record of its Common Stock.

                                DIVIDEND POLICY

     The Company has not paid any cash dividends on its Common Stock to date. The Company currently anticipates that it will retain future earnings to fund the development and growth of its business and does not anticipate paying cash dividends in the foreseeable future. Restrictions imposed by commercial lenders and noteholders also limit the ability of the Company to pay cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Risk Factors -- Holding Company Structure and Dividend Limitations" and "Description of Certain Indebtedness."

                                 CAPITALIZATION


     The following sets forth (i) the consolidated capitalization of the Company as of June 30, 1996, (ii) such capitalization, as adjusted to give effect to the Par-A-Dice Acquistion (without giving effect to the Offerings), (iii) such capitalization, as adjusted to give effect to the Offerings (without giving effect to the Par-A-Dice Aquisition or to the exercise of the Underwriters' over-allotment option from the Company), and (iv) the capitalization as adjusted and pro forma to reflect the Par-A-Dice Acquisition, redemption of the 10.75% Notes and the Mary's Prize Sale. The information provided below is not meant to indicate the expected sequence of events, but rather is provided to separately disclose the effect of each adjustment on the consolidated capitalization of the Company. In particular, the Company does not anticipate the consummation of the Par-A-Dice Acquisition will occur prior to consummation of the Offerings. See "Risk Factors -- Uncertainties of Consummation of the Par-A-Dice Acquisition and Development of Sam's Town Reno and the Atlantic City Project." This table should be read in conjunction with the pro forma consolidated financial statements of the Company and the consolidated financial statements of the Company and of Par-A-Dice Gaming, which are included elsewhere or incorporated in this Prospectus.



                                                            JUNE 30, 1996                 AS ADJUSTED
                                               ----------------------------------------     AND PRO
                                                          AS ADJUSTED FOR   AS ADJUSTED    FORMA FOR
                                                            PAR-A-DICE        FOR THE     PAR-A-DICE
                                                ACTUAL      ACQUISITION      OFFERINGS    ACQUISITION
                                               --------   ---------------   -----------   -----------
                                                                   (IN THOUSANDS)
Cash and cash equivalents....................  $ 48,980         51,701       $  54,330     $  51,701
                                               ========       ========      ==========     =========
Long-term debt, including current portion
  New Bank Credit Facility(a)(b).............  $235,000        411,558       $      --     $ 326,283
       % Notes due 2003(c)...................        --              0         200,000       200,000
  11% Senior Subordinated Notes due 2002(d)..   185,000        185,000         185,000       185,000
  10.75% Senior Subordinated Notes due
     2003(e).................................   150,000        150,000         150,000            --
  Other(b)...................................    24,839         24,839          24,839         7,265
                                               --------       --------      ----------     ---------
     Total long-term debt....................   594,839        771,397         559,839       718,548
Stockholders' equity.........................   233,257        233,257         278,107       273,457
                                               --------       --------      ----------     ---------
     Total capitalization....................  $828,096      1,004,654       $ 837,946     $ 992,005
                                               ========       ========      ==========     =========


- ---------------
(a) Represents borrowings under the New Bank Credit Facility to effect redemption of the 10.75% Notes, to fund the Par-A-Dice Acquisition and for general corporate purposes. Such borrowings are guaranteed by certain existing and future subsidiaries of the Company and are secured.

(b) In connection with the Mary's Prize Sale for $20 million, approximately $17.6 million of associated debt was retired and the balance of the proceeds was applied to reduce amounts outstanding under the New Bank Credit Facility.

(c) The   % Notes are obligations of the Company and are guaranteed by certain existing and future subsidiaries of the Company.

(d) The 11% Notes are obligations of California Hotel Finance Corporation, a wholly-owned special purpose subsidiary of CH&C and are guaranteed on a senior subordinated basis by CH&C.

(e) The 10.75% Notes are obligations of the Company.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below at and for the fiscal years ended June 30, 1996 and 1995 and for the fiscal year ended June 30, 1994, have been derived from the audited consolidated financial statements contained elsewhere in this Prospectus. The selected consolidated financial data presented below as of June 30, 1994 and as of and for the fiscal years ended June 30, 1993 and 1992 have been derived from audited consolidated financial statements of the Company not contained herein. Operating results for the fiscal years shown below are not necessarily indicative of the results that may be expected for future fiscal years.

                                                                         FISCAL YEAR ENDED JUNE 30,
                                                          --------------------------------------------------------
                                                            1996        1995        1994        1993        1992
                                                          --------    --------    --------    --------    --------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Net revenues............................................  $775,857    $660,340    $468,219    $431,174    $406,804
Operating expense.......................................   675,071     549,770     413,971     368,255     359,409
                                                          --------    --------    --------    --------    --------
Operating income........................................   100,786     110,570      54,248      62,919      47,395
Interest expense, net(a)................................    51,186      46,371      36,093      32,378      37,762
Gain on investment......................................        --          --          --       1,062          --
                                                          --------    --------    --------    --------    --------
Income before provision for income taxes, cumulative
  effect of a change in accounting principle and
  extraordinary item....................................    49,600      64,199      18,155      31,603       9,633
Provision for income taxes..............................    20,021      27,950       7,505      11,469       3,519
                                                          --------    --------    --------    --------    --------
Income before cumulative effect of a change in
  accounting principle and extraordinary item...........    29,579      36,249      10,650      20,134       6,114
Cumulative effect of a change in accounting for income
  taxes.................................................        --          --       2,035          --          --
                                                          --------    --------    --------    --------    --------
Income before extraordinary item........................    29,579      36,249      12,685      20,134       6,114
Extraordinary item, net of tax..........................    (1,435)         --          --      (7,397)         --
                                                          --------    --------    --------    --------    --------
Net income..............................................    28,144      36,249      12,685      12,737       6,114
Dividends on preferred stock............................        --          --         467       1,881       1,920
                                                          --------    --------    --------    --------    --------
Net income applicable to common stock...................  $ 28,144    $ 36,249    $ 12,218    $ 10,856    $  4,194
                                                          ========    ========    ========    ========    ========
PER SHARE DATA
Earnings per common share
  Income before cumulative effect of a change in
    accounting principle and extraordinary item.........  $   0.52    $   0.64    $   0.19    $   0.37    $   0.09
  Cumulative effect of a change in accounting for income
    taxes...............................................        --          --        0.04          --          --
  Extraordinary item....................................     (0.03)         --          --       (0.15)         --
                                                          --------    --------    --------    --------    --------
Net income..............................................  $   0.49    $   0.64    $   0.23    $   0.22    $   0.09
                                                          ========    ========    ========    ========    ========
Dividends on common stock...............................        --          --          --          --          --
Weighted average common shares outstanding..............    57,058      56,870      54,297      48,582      48,946
OTHER OPERATING DATA
Depreciation and amortization...........................  $ 60,626    $ 54,518    $ 42,136    $ 39,450    $ 38,853
Preopening expense......................................    10,004          --       4,605          --          --
Capital expenditures....................................    90,977     183,299     326,829      24,485      18,702

                                                                                  JUNE 30,
                                                          --------------------------------------------------------
                                                            1996        1995        1994        1993        1992
                                                          --------    --------    --------    --------    --------
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA
Total assets............................................  $953,425    $949,513    $836,297    $500,123    $467,133
Long-term debt (excluding current portion)..............   590,808     587,957     525,637     364,927     317,106
Stockholders' equity....................................   233,257     202,613     164,405      72,686      62,668

- ---------------
(a) Net of interest income and amounts capitalized.

                            BOYD GAMING CORPORATION

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying pro forma consolidated financial statements present pro forma information for the Company and Par-A-Dice Gaming giving effect to the Par-A-Dice Acquisition using the purchase method of accounting. The pro forma consolidated financial statements of the Company are based on the historical consolidated financial statements of the Company and Par-A-Dice Gaming as of and for the year ended June 30, 1996.

     The accompanying pro forma consolidated income statements for the years ended June 30, 1996 have been presented as if the Par-A-Dice Acquisition occurred on July 1, 1995. The accompanying pro forma consolidated balance sheet as of June 30, 1996 has been presented as if the Par-A-Dice Acquisition occurred on June 30, 1996.

     The pro forma adjustments are based on currently available information and upon certain assumptions that management of the Company believes are reasonable under the circumstances.

     The accompanying pro forma consolidated financial statements are provided for informational purposes only and are not necessarily indicative of the results that will be achieved for future periods. The accompanying pro forma consolidated financial statements do not purport to represent what the Company's results of operations or financial position would actually have been if the Par-A-Dice Acquisition in fact had occurred at July 1, 1995 or June 30, 1996. The accompanying pro forma consolidated financial statements and the related notes thereto should be read in conjunction with the Company's consolidated financial statements and the consolidated financial statements of Par-A-Dice Gaming included elsewhere or incorporated in this Prospectus.

                            BOYD GAMING CORPORATION

                     PRO FORMA CONSOLIDATED BALANCE SHEETS
                                 JUNE 30, 1996
                                 (IN THOUSANDS)

                                                                       ADJUSTMENTS
                                            COMPANY      PAR-A-DICE        AND            COMPANY
                                           HISTORICAL    HISTORICAL    ELIMINATIONS      PRO FORMA
                                           ----------    ----------    -----------       ----------
ASSETS
Current assets
  Cash and cash equivalents..............   $  48,980     $  2,721      $  176,558(a)
                                                                            (3,000)(b)
                                                                           (16,500)(c)
                                                                          (157,058)(d)   $   51,701
  Accounts receivable, net...............      16,040          339                           16,379
  Inventories............................       6,531          272                            6,803
  Prepaid expenses.......................      15,265          654                           15,919
                                             --------      -------        --------       ----------
     Total current assets................      86,816        3,986                           90,802
Property, equipment and leasehold
  interests, net.........................     797,593       53,760           7,164(d)       858,517
Other assets and deferred charges........      58,489        1,254           3,000(b)
                                                                            (1,117)(d)       61,626
Goodwill and intangibles, net............      10,527           --         114,536(d)       125,063
                                             --------      -------        --------       ----------
     Total assets........................   $ 953,425     $ 59,000      $  123,583       $1,136,008
                                             ========      =======        ========       ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt......   $   4,031     $  2,400      $   (2,400)(c)   $    4,031
  Accounts payable.......................      47,193          983                           48,176
  Accrued liabilities
     Payroll and related.................      22,956           --                           22,956
     Interest and other..................      20,956        4,042                           24,998
  Income taxes payable...................         678           --                              678
                                             --------      -------        --------       ----------
     Total current liabilities...........      95,814        7,425          (2,400)         100,839
Long-term debt, net of current
  maturities.............................     590,808       14,100         176,558(a)
                                                                           (14,100)(c)      767,366
Deferred income taxes....................      33,546           --                           33,546
Minority interest........................          --        1,000                            1,000
Commitments..............................
Stockholders' equity
  Preferred stock........................          --           --                               --
  Common stock...........................         572           --                              572
  Additional paid-in capital.............     102,583        8,788          (8,788)(d)      102,583
  Retained earnings......................     130,102       27,687         (27,687)(d)      130,102
                                             --------      -------        --------       ----------
     Total stockholders' equity..........     233,257       36,475         (36,475)         233,257
                                             --------      -------        --------       ----------
     Total liabilities and stockholders'
       equity............................   $ 953,425     $ 59,000      $  123,583       $1,136,008
                                             ========      =======        ========       ==========

  The accompanying notes are an integral part of these pro forma consolidated financial statements.

                            BOYD GAMING CORPORATION

                  PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
                            YEAR ENDED JUNE 30, 1996

                       (IN THOUSANDS, EXCEPT SHARE DATA)



                                                                       ADJUSTMENTS
                                            COMPANY     PAR-A-DICE         AND              COMPANY
                                           HISTORICAL   HISTORICAL    ELIMINATIONS         PRO FORMA
                                           ----------   ----------   ---------------       ----------
Revenues
  Casino.................................   $ 548,167    $  97,829      $                  $  645,996
  Food and beverage......................     142,420        7,742                            150,162
  Rooms..................................      69,645           --                             69,645
  Other..................................      49,895        2,296                             52,191
  Management fees and joint venture......      41,576           --                             41,576
                                             --------      -------       --------            --------
Gross revenues...........................     851,703      107,867                            959,570
Less promotional allowances..............      75,846        2,003                             77,849
                                             --------      -------       --------            --------
     Net revenues........................     775,857      105,864                            881,721
                                             --------      -------       --------            --------
Costs and expenses
  Casino.................................     273,545       32,508                            306,053
  Food and beverage......................      99,213        7,633                            106,846
  Rooms..................................      25,842           --                             25,842
  Other..................................      36,830        2,886                             39,716
  Selling, general and administrative....     114,497       26,691                            141,188
  Maintenance and utilities..............      30,171        2,852                             33,023
  Depreciation and amortization..........      60,626        4,454          3,063(e)(f)        68,143
  Corporate expense......................      24,343           --                             24,343
  Preopening expense.....................      10,004           --                             10,004
                                             --------      -------       --------            --------
     Total...............................     675,071       77,024          3,063             755,158
                                             --------      -------       --------            --------
Operating income.........................     100,786       28,840         (3,063)            126,563
                                             --------      -------       --------            --------
Other income (expense)
  Interest income........................       1,174          537            (84)(g)           1,627
  Interest expense, net of amounts
     capitalized.........................     (52,360)      (1,379)       (11,862)(h)(i)      (65,601)
                                             --------      -------       --------            --------
     Total...............................     (51,186)        (842)       (11,946)            (63,974)
                                             --------      -------       --------            --------
Income before provision for income taxes
  and extraordinary item.................      49,600       27,998        (15,009)             62,589
Provision for income taxes...............      20,021          393          4,283(j)           24,697
                                             --------      -------       --------            --------
Income from continuing operations........   $  29,579    $  27,605      $ (19,292)         $   37,892
                                             ========      =======       ========            ========
Income per common share
  Income from continuing operations......   $    0.52                                      $     0.66
                                             ========                                        ========
Supplemental Earnings Per Share Data
  Pro forma average shares outstanding...                                                  61,057,550(k)
                                                                                             ========
  Pro forma income from continuing
     operations per common share.........                                                       $0.65(k)


  The accompanying notes are an integral part of these pro forma consolidated financial statements.

                            BOYD GAMING CORPORATION

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

     The pro forma adjustments contained in the accompanying pro forma consolidated financial statements reflect:

(a) The proceeds from borrowings under of the New Bank Credit Facility to fund the Par-A-Dice Acquisition.

(b) The payment of fees related to the Par-A-Dice Acquisition.

(c) The retirement of assumed indebtedness of Par-A-Dice Gaming.

(d) The payment of approximately $157,058 to the Par-A-Dice Gaming shareholders, the transfer of certain assets of $1,117 not associated with the Par-A-Dice to the Par-A-Dice Gaming shareholders (the "Transferred Assets"), the elimination of Par-A-Dice Gaming's equity ($8,788 in common stock and $27,687 in retained earnings) and the allocation of the excess purchase price over historical value of acquired assets ($7,164 additional amount allocated to property, equipment and leasehold interest related to construction in process of the hotel facility, $114,536 allocated to intangibles-license rights) based on the Company's estimates of the fair market values of the assets being acquired.

(e) The elimination of Par-A-Dice Gaming's historical depreciation and amortization expense for the year ended June 30, 1996.

(f) Depreciation and amortization expense as follows:

                                                            AMOUNT     LIFE    DEPRECIATION
                                                           --------    ----    ------------
      Land...............................................  $  1,453     --            --
      Buildings, equipment and leasehold interest........    38,373      8        $4,454
      Construction in process - Hotel....................    21,098     --            --
                                                           --------            ------------
           Total property, equipment and leasehold
             interest....................................    60,924                4,454
      Other assets.......................................     3,000     15           200
      Intangibles-license rights.........................   114,536     40         2,863
                                                                               ------------
           Total.........................................                         $7,517
                                                                               ==========

(g) The elimination of interest income of $84 for the year ended June 30, 1996 related to the Transferred Assets.

(h) The elimination of Par-A-Dice Gaming's historical interest expense for the year ended June 30, 1996.

(i) Interest expense on $176,558 in debt at an assumed interest rate of 7.5%.

(j) An adjustment to the provision for income taxes of $4,283 for the year ended June 30, 1996 in order to result in a 36% combined state and federal corporate tax rate due to the conversion of Par-A-Dice Gaming from Subchapter S status to C corporate status under the Internal Revenue Code.


(k) Pro forma average shares outstanding reflects the completion of the Offering. Pro forma income from continuing operations per common share reflects the after-tax effect of applying the net proceeds from the Offering to reduce outstanding debt.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain Income Statement Data for the Company's properties. As used herein, "Boulder Strip Properties" consists of Sam's Town Las Vegas, the Eldorado and the Jokers Wild; "Downtown Properties" consists of the California and the Fremont; and "Central Region Properties" consists of Sam's Town Tunica, Sam's Town Kansas City (opened September 1995), management fee income from the Silver Star, and management fee and joint venture income from the Treasure Chest (opened September 1994).


                                                          FISCAL YEAR ENDED JUNE 30,
                                                      ----------------------------------
                                                        1996         1995         1994
                                                      --------     --------     --------
                                                                (IN THOUSANDS)
    INCOME STATEMENT DATA
    Net revenues
         Stardust...................................  $194,513     $193,563     $195,899
         Boulder Strip Properties...................   189,315      168,036      125,087
         Downtown Properties........................   139,602      135,232      137,726
         Central Region Properties..................   245,204      163,509        9,507
                                                      --------     --------     --------
              Total Properties......................  $768,634     $660,340     $468,219
                                                      =========    =========    =========
    Operating income
         Stardust...................................  $ 30,748     $ 30,688     $ 26,713
         Boulder Strip Properties...................    23,904       15,551       20,686
         Downtown Properties........................    18,444       22,561       23,583
         Central Region Properties..................    66,681       68,486        2,439
         Preopening expense.........................   (10,004)          --       (4,605)
                                                      --------     --------     --------
              Total Properties......................  $129,773     $137,286     $ 68,816
                                                      =========    =========    =========


RECENT DEVELOPMENTS

     In the fourth quarter of fiscal 1996, the Company reported net income (before the write-off of a $1.4 million extraordinary item) of $3.5 million, as compared to approximately $12 million in the same period in fiscal 1995. For the first quarter of fiscal 1997, management expects that the Company's operating results will continue to be adversely affected by certain competitive trends which affected the Company's results during the fourth fiscal quarter of 1996, and, at Sam's Town Tunica, by the effect of construction disruption related to ongoing construction projects, as well as trends specific to the first quarter of fiscal 1997.

     Sam's Town Tunica experienced an 80% decline in operating income in the fourth quarter of fiscal 1996 and continues to experience operating results well below those historically achieved. Management believes that the property has been adversely affected by the opening of new gaming facilities in April and June of 1996 and disruption from the ongoing construction of an additional 350 hotel rooms and a 1,000-car parking garage. The construction is not anticipated to be completed prior to the middle of December 1996. As a result of the ongoing impact of these factors, Sam's Town Tunica is expected to post fiscal 1997 first quarter results that are higher than those in the fourth quarter of fiscal 1996, though well below those experienced in the comparable prior year period.

     Sam's Town Kansas City reported an operating loss of $5 million (before the write-off of preopening expenses) in 1996. The property is expected to continue to report poor results during the first quarter of fiscal 1997. Management attributes the poor performance to high fixed costs and substantial advertising and promotional expenses incurred in response to the highly competitive operating environment. The

Company is in the process of developing and implementing new marketing programs and making certain physical and equipment changes in an effort to improve revenues. While management expects results to slightly improve in the first quarter of fiscal 1997 as compared to the fourth quarter of fiscal 1996, Sam's Town Kansas City is expected to face increased competition following the anticipated opening of two new gaming facilities in the near future. Further, there can be no assurance when, or if, Sam's Town Kansas City will achieve profitability.

     In addition, management expects that the first quarter of fiscal 1997 may be adversely affected by competitive pressures specific to the quarter. In particular, the Stardust has experienced a decline in revenue and an increase in general marketing costs during the first quarter of fiscal 1997 as compared to the comparable prior year period. These results are, in part, attributable to historical seasonal patterns experienced by the Stardust as well as to increased competition in Las Vegas, as evidenced by the opening of new gaming facilities in April and June of 1996.


     As a result of the factors described above, management expects that the Company's operating results for the first quarter of fiscal 1997 will likely be well below those of the comparable prior fiscal year period. The Company expects to report a net loss for the quarter. See "Risk Factors -- Recent Earnings Decline" and "-- Competition."


FISCAL 1996 COMPARED TO FISCAL 1995

     Consolidated net revenues increased 17.5% for fiscal 1996 compared to fiscal 1995. The increase in net revenues for fiscal 1996 resulted primarily from the opening of Sam's Town Kansas City in September 1995, increased revenues at Sam's Town Las Vegas of 14.9% and increased revenues at Sam's Town Tunica of 8.2%. In the Company's Central Region, which consists of Sam's Town Tunica, Sam's Town Kansas City, the Silver Star and the Treasure Chest, revenue increased 50% for fiscal 1996 compared to fiscal 1995 while the Company's Nevada Region, which consists of the Stardust, Sam's Town Las Vegas, the Eldorado, Jokers Wild, the California and the Fremont, revenue increased 5.4% for fiscal 1996 compared to fiscal 1995. Revenue growth on a consolidated basis in fiscal 1996 was achieved in all major revenue categories, with casino revenue increasing 18.3%, room revenue increasing 5.7%, food and beverage revenue increasing 12.7% and management fee and joint venture income increasing 16.3% compared to fiscal 1995. Slot revenue, which continued to account for more than 70% of casino revenue, increased 22% in fiscal 1996 compared to fiscal 1995. The increase in slot revenue was primarily attributable to the opening of Sam's Town Kansas City in September 1995 and to a 24% increase in slot revenue at Sam's Town Las Vegas. Table games revenue, the only other significant component of casino revenue, increased 10.6% in fiscal 1996 compared to fiscal 1995 primarily as a result of the opening of Sam's Town Kansas City. Company-wide room revenue increased 5.7% in fiscal 1996 compared to fiscal 1995 as a result of a 5.9% increase in occupied rooms and a 6.3% increase in the average daily room rate. The Company's hotel rooms posted an overall occupancy percentage of 96% in fiscal 1996 compared to 95% in fiscal 1995 with occupancy at Sam's Town Tunica increasing to 95% in fiscal 1996 from 87% in fiscal 1995 and occupancy at Sam's Town Las Vegas increasing to 96% in fiscal 1996 compared to 92% in fiscal 1995. The increase in occupied rooms was attributable to the openings of the Sam's Town Tunica rooms expansion (300 rooms opened in December 1994) and the California rooms expansion (146 rooms opened in December 1994). Both of these rooms expansion projects were open for the entire fiscal 1996 but were only open for the last six months of fiscal 1995. Occupancy statistics do not include rooms at Main Street Station which the Company uses to augment the rooms base at the California and the Fremont. The Main Street Station property was purchased in December 1993 as a closed casino hotel facility and is currently undergoing an extensive renovation and expansion project. The Company expects to open this renovated and expanded property in fiscal 1997 as a complete casino hotel facility.

     Consolidated operating income declined 8.8% for fiscal 1996 as compared to fiscal 1995 while consolidated operating income margins declined to 13.0% from 16.7%. This decline in consolidated operating income and consolidated operating income margins was primarily attributable to the write-off of preopening expenses related to the opening of Sam's Town Kansas City on September 13, 1995. This preopening charge, which amounted to $10 million, was taken in the first quarter of fiscal 1996. Consolidated operating income for fiscal 1996 before the write-off of preopening expenses increased slightly compared to fiscal 1995 while consolidated operating income margins was 14.3% in fiscal 1996 compared to 16.7% in fiscal 1995. In the Company's Nevada Region, operating income increased 6.2% for fiscal 1996 compared to fiscal 1995 while consolidated operating income margins increased to 14.0% for fiscal 1996 from 13.8% in fiscal 1995. This increase in operating income and operating income margins was primarily attributable to increases at Sam's Town Las Vegas of 83% and 4.3 percentage points, respectively, offset by declines at the Downtown Properties of 18.2% and
3.5 percentage points, respectively. In the Company's Central Region, operating income before the write-off of preopening expenses related to Sam's Town Kansas City decreased 2.6% in fiscal 1996 compared to fiscal 1995 while operating income margins declined to 27% primarily as a result of an operating loss at Sam's Town Kansas City and a decline in operating income margin at Sam's Town Tunica to 21.8% in fiscal 1996. Operating income in the Central Region includes management fee and joint venture income related to the Company's Silver Star and Treasure Chest operations.

     Net revenues at the Stardust increased 0.5% for fiscal 1996 as compared to the prior fiscal year. Casino and food and beverage revenues declined 0.5% and 1.6%, respectively, while rooms revenue increased 3.4% and showroom revenue increased 9.3% for fiscal 1996 as compared to fiscal 1995. Slot revenue declined 1.3% in fiscal 1996 with a 2.3% increase in wagering offset by lower net winnings. Table games revenue declined 4.1% for fiscal 1996 as compared to fiscal 1995 as a result of an increase of 4.3% in wagering offset by lower net winnings. Other casino revenues increased 11.9% for fiscal 1996 primarily as a result of a 28% increase in revenue in the sports book. Rooms revenue at the Stardust increased 3.4% for fiscal 1996 compared to fiscal 1995 with a 1.3% decline in occupied rooms offset by a 7.9% increase in average daily room rate. The Stardust posted an occupancy rate of 96% in fiscal 1996 versus 97% in the prior fiscal year. Operating income increased slightly in fiscal 1996 compared to fiscal 1995 and operating income margin was 15.8% compared to 15.9%, respectively for fiscal 1996 versus fiscal 1995. The slight decline in operating income margin was primarily the result of higher advertising and promotional expenses not fully offset by increased operating income and operating income margin in the rooms department.

     Net revenues for the Boulder Strip Properties increased 12.7% for fiscal 1996 versus fiscal 1995 primarily as a result of increased revenues at Sam's Town Las Vegas. Sam's Town Las Vegas revenue increased 14.9% for fiscal 1996 while revenues increased 6.8% at Jokers Wild and declined slightly at the Eldorado. Casino revenues at the Boulder Strip Properties increased 16.7% for fiscal 1996 versus fiscal 1995, while rooms revenue increased 4.7% and food and beverage revenue increased 4.8%. Operating income at the Boulder Strip Properties increased 54% for fiscal 1996 compared to fiscal 1995 while operating income margin increased 3.3 percentage points to 12.6% for fiscal 1996. Sam's Town Las Vegas posted increases in operating income and operating income margin of 83% and 4.3 percentage points, respectively for the 1996 fiscal year. Operating income margins increased 2.5 percentage points at the Eldorado and declined 2.3 percentage points at Jokers Wild for fiscal 1996 versus fiscal 1995. The increase in operating income margin at the Eldorado was a result of increased casino revenue while the decline in operating income margin at Jokers Wild was primarily a result of increased expenses in the food and beverage department for fiscal 1996 versus fiscal 1995. Management believes that the significant increases in revenues, operating income and operating income margin at Sam's Town Las Vegas for fiscal 1996 versus fiscal 1995 were primarily attributable to the implementation of successful marketing programs creating increased customer awareness and visitation.

     Net revenues at the Downtown Properties increased 3.2% for fiscal 1996 compared to fiscal 1995. Net revenues at the California increased 1.4% while net revenues at the Fremont increased 5.2%. Casino revenues at the Downtown Properties were up slightly while food and beverage revenue increased 20% and rooms revenue declined slightly. Operating income and operating income margins at the Downtown Properties declined 18.2% and 3.5 percentage points, respectively in fiscal 1996 as compared to fiscal 1995. Operating income at the California declined 20% while operating income margin at the California declined
3.7 percentage points for fiscal 1996. The decline in operating income and operating income margin at the California was primarily the result of increased operating costs in the rooms and food and beverage departments and increased advertising and promotional costs. Operating income and operating income margin at the Fremont declined 15.6% and 3.1 percentage points, respectively for fiscal 1996 compared to fiscal 1995 primarily as a result of increased advertising and promotional costs. Construction of the Fremont Street Experience project, which was completed and opened to the public in December 1995, negatively impacted the Downtown Properties for the majority of the first and second fiscal quarter.

     Net revenues at the Central Region Properties increased 50% for fiscal 1996 versus 1995. The opening of Sam's Town Kansas City on September 13, 1995 accounted for the majority of the increase in fiscal 1996. Sam's Town Tunica revenues increased 8.2% for the 1996 fiscal year versus fiscal 1995 while management fees and joint venture income related to the Silver Star and the Treasure Chest operations increased 16.3%. Operating income in the Central Region (before the write-off of preopening expenses related to Sam's Town Kansas
City) declined 2.6% to $66.7 million for fiscal 1996. The decline in operating income was primarily a result of a $5 million operating loss at Sam's Town Kansas City and an 8.0% decline in operating income at Sam's Town Tunica, partially offset by a 16.3% increase in operating income from management fees and joint venture income. The operating loss at Sam's Town Kansas City was primarily attributable to revenues not sufficient to cover the high level of fixed costs associated with the operation of the facility and higher levels of advertising and promotional expenses aimed at increasing customer awareness and revenues. Results from Sam's Town Tunica were weakened due to severe weather during the third quarter of fiscal 1996, the effects of a new competitor opening at the beginning of the fourth fiscal quarter and the impact of construction disruption related to the 350-room hotel expansion project and construction of a 1,000-car parking garage which commenced in the second half of fiscal 1996.

     Interest expense, net of amounts capitalized, increased $3.9 million or 8.1% for fiscal 1996 compared to fiscal 1995 primarily as a result of less capitalized interest related to projects under development. Depreciation and amortization expense for fiscal 1996 increased $6.1 million or 11.2% compared to fiscal 1995 primarily as a result of the opening of Sam's Town Kansas City in September 1995 and a full year of depreciation of the Sam's Town Las Vegas expansion and the California rooms expansion projects which opened in December 1994.

     The Company's tax rate for fiscal 1996 was 40% compared to 44% in fiscal 1995. The Company's 1995 tax rate was affected by the increase in certain non-deductible expenses related to the Company's development efforts during that year.

     The Company recorded an extraordinary loss, net of tax, of $1.4 million in fiscal 1996. This extraordinary loss resulted from the write-off of unamortized bank loan fees in connection with its recent bank refinancing which was completed on June 19, 1996.

     As a result of these factors, net income before extraordinary item declined $6.7 million and net income declined $8.1 million for fiscal 1996 compared to fiscal 1995. Net income per common share declined to $0.49 for fiscal 1996 from $0.64 in fiscal 1995 primarily as a result of lower net income and slightly more additional shares outstanding.

FISCAL 1995 COMPARED TO FISCAL 1994

     Consolidated net revenues increased 41% for fiscal 1995 compared to fiscal 1994. This increase in net revenues in fiscal 1995 resulted from the Company's current expansion program which included the opening of Sam's Town Tunica in May 1994 and a subsequent rooms expansion project in December 1994, the opening of the Silver Star in July 1994 and a subsequent casino expansion in December 1994, the opening of the Treasure Chest in September 1994, the opening of Sam's Town Las Vegas expansion in July 1994 and the opening of the California rooms expansion in December 1994. The Company's Central Region, which consists of Sam's Town Tunica, the Silver Star and the Treasure Chest, accounted for more than 80% of the increase in net revenues. Only one of these properties was open prior to the start of the fiscal year, as Sam's Town Tunica was open for approximately one month in fiscal 1994. In the

Company's Nevada Region, net revenues increased 8.3% with net revenues at the Boulder Strip Properties increasing 34% and net revenues at the Stardust and Downtown Properties declining 1.2% and 1.8%, respectively. Net revenues at the Boulder Strip Properties were enhanced by the opening in July 1994 of the Sam's Town Las Vegas expansion and by the acquisition of the Eldorado and Jokers Wild in October 1993. The Company's revenue growth was achieved in all major revenue categories with casino revenue increasing 36%, room revenue increasing 45%, food and beverage revenue increasing 18.6% and other revenue increasing 28%. Management fee and joint venture revenue relating to the operation of the Silver Star, which opened in July 1994 and the Treasure Chest, which opened in September 1994, totaled $35.8 million for fiscal 1995. Slot revenue, which accounted for more than two-thirds of total casino revenue, increased 38% in fiscal 1995 compared to fiscal 1994. The increase in slot revenue was primarily attributable to the opening of Sam's Town Tunica in May 1994 and the opening of the Sam's Town Las Vegas expansion in July 1994. Table games revenue, the only other significant component of casino revenue, increased 39% also as a result of the opening of Sam's Town Tunica and the Sam's Town Las Vegas expansion. Company-wide room revenue increased 45% for fiscal 1995 compared to fiscal 1994 primarily as a result of a 25% increase in occupied rooms and a 12.7% increase in average daily room rate. The increase in occupied rooms was attributable to the opening of the Sam's Town Las Vegas expansion in July 1994 (650 rooms), the opening and subsequent expansion of Sam's Town Tunica (200 rooms opened May 1994 and an additional 308 rooms opened December 1994) and the opening of the California rooms expansion (146 rooms opened December 1994). The Company's hotel rooms posted an overall occupancy percentage of 95% in fiscal 1995 compared to 98% in fiscal 1994. Occupancy statistics do not include Main Street Station rooms which the Company uses to augment the rooms base at the California and the Fremont. Occupancy rates at the Stardust declined to 97% while Sam's Town Tunica posted an occupancy rate of 87% for fiscal 1995.

     Consolidated operating income increased 104% for fiscal 1995 compared to fiscal 1994 while consolidated operating income margins increased 5.1 percentage points to 16.7% for fiscal 1995 compared to 11.6% in fiscal 1994. The increase in operating income and operating income margins for fiscal 1995 was generated primarily by the Company's Central Region properties which produced $68.5 million in operating income and posted a 42% operating income margin. In the Nevada Region, the Stardust operating income margin increased to 15.9% in fiscal 1995 from 13.6% in fiscal 1994 and operating income margins at the Boulder Strip and Downtown Properties declined to 9.3% and 16.7%, respectively, in fiscal 1995. Higher corporate expense related to the Company's development activities also impacted consolidated operating income margins. Operating income in the Central Region includes management fees and joint venture income related to the Silver Star and the Treasure Chest. Neither of these properties were open in fiscal 1994.

     Net revenues at the Stardust declined 1.2% for fiscal 1995 as compared to the prior fiscal year. Casino and food and beverage revenues declined 3.8% and 5.1% respectively, while rooms revenue increased 14.4% and showroom revenue increased 19.9%. Slot revenue declined 1.8% with a 3.5% increase in wagering offset by lower net winnings. Table games revenue declined 3.8% as a result of a decline of 2.2% in wagering combined with slightly lower net winnings. Other casino revenues declined 15.9% for fiscal 1995 with both the sports book and keno posting declines in wagering of 17.3% and 17.8% respectively, offset by slightly higher net winnings. The decline in wagering in the sports book was primarily attributable to the decline in baseball wagering due to the Major League Baseball strike. Rooms revenue at the Stardust increased 14.4% for fiscal 1995 compared to fiscal 1994 with a 2.6% decline in occupied rooms offset by a 15.7% increase in average daily room rate. The Stardust posted an occupancy rate of 97% in fiscal 1995 versus 99% in the prior fiscal year. Operating income margins increased 2.3 percentage points to 15.9% for fiscal 1995 versus 13.6% in fiscal 1994. The increase in the operating income margin was the result of increased operating income in the rooms department and showroom department combined with slight decreases in payroll and overhead expenses.

     Net revenues for the Boulder Strip Properties increased 34% for fiscal 1995 versus fiscal 1994 primarily as a result of the opening of the Sam's Town Las Vegas expansion in July 1994 and also as a result of the acquisition of the Eldorado and Jokers Wild in October 1993. Sam's Town Las Vegas revenue increased 31% as a result of the expansion with casino revenue increasing 22%, food and beverage revenue increasing 54% and increased rooms revenue as a result of having a full year of rooms revenue in fiscal 1995. For most of fiscal 1994 all 200 hotel rooms at Sam's Town Las Vegas were unavailable as a result of the expansion project. Net revenues at the Eldorado and Jokers Wild increased 40% and 56%, respectively, primarily as a result of their acquisition in October 1993. The operating income margin for the Boulder Strip Properties was 9.3% in fiscal 1995 versus 16.5% in fiscal 1994. The decline in the operating income margin was attributable to a decline in Sam's Town Las Vegas operating income margin to 7.3% from 15.6% and a decline in operating income margins at the Eldorado and Jokers Wild to 14.8% and 19.8%, respectively, from 18.3% and 23.7%, respectively. The decline in operating income margins at Sam's Town Las Vegas was primarily attributable to the growth in revenues which did not match the growth in expenses associated with the expanded property and increased competition, primarily the opening of a new property on the Boulder Strip. The decline in operating income margins at the Eldorado and Jokers Wild resulted from increased competition on the Boulder Strip.

     Net revenues at the Downtown Properties decreased 1.8% for fiscal 1995 as compared to fiscal 1994. Net revenues at the California increased 2.5% in fiscal 1995 with casino revenue increasing 1.5%, rooms revenue increasing 15.9% and food and beverage revenue declining 4.2%. Net revenues at the California were enhanced by the opening in December 1994 of a 146-room expansion project. At the Fremont, net revenues declined 6.1% with casino revenue declining 4.5% and rooms and food and beverage revenue declining 3.8% and 14.3%, respectively. During the third and fourth fiscal quarters, the Fremont and to a lesser extent the California were negatively impacted by the construction of the Fremont Street Experience. The construction of the Fremont Street Experience, as well as work on several adjacent streets, impeded the free flow of both vehicular and pedestrian traffic through downtown Las Vegas. The Company was negatively impacted by this construction until the Fremont Street Experience opened in December 1995. Operating income margins at the Downtown Properties were 16.7% in fiscal 1995 versus 17.1% in fiscal 1994 with operating income margins at the California of 17.5% in fiscal 1995 versus 18.7% in fiscal 1994 and operating income margins at the Fremont of 15.7% in fiscal 1995 versus 15.5% in fiscal 1994. The decline in operating income margin at the California was attributable to increased revenues in lower margin departments and certain inefficiencies associated with the opening of the new hotel rooms.

     The Central Region Properties produced net revenues of $163.5 million for fiscal 1995 versus $9.5 million in fiscal 1994. Sam's Town Tunica, in its first full year of operation, produced net revenues of $127.7 million while management fee and joint venture income from the Silver Star and the Treasure Chest totaled $35.8 million. Operating income and the operating income margin for fiscal 1995 was $68.5 million or 42%. Operating income was $32.7 million at Sam's Town Tunica while operating income from the Silver Star and the Treasure Chest totaled $35.8 million. The Central Region Properties results include the full revenues and income from Sam's Town Tunica which opened in May 1994, management fee income from the Silver Star which opened in July 1994 and management fee and joint venture income from the Treasure Chest which opened in September 1994. Net revenues, operating income and operating income margin were enhanced by the opening of a 308-room expansion at Sam's Town Tunica in December 1994 and a casino expansion at the Silver Star which opened in December 1994.

     Interest income for fiscal 1995 was $2.1 million compared to $3.4 million in fiscal 1994. Interest expense, net of amounts capitalized, increased $9.0 million or 22.7% for fiscal 1995 versus the prior year as a result of increased borrowings and higher interest rates. Depreciation expense for fiscal 1995 increased 29% primarily as a result of the openings of Sam's Town Tunica and the Sam's Town Las Vegas expansion.

     The Company's tax rate for fiscal 1995 was 44% as compared to 41% for fiscal 1994. The increase in the Company's tax rate was primarily a result of the increase in certain non-deductible expenses related to the Company's development efforts.

     As a result of these factors, net income before the cumulative effect of a change in accounting principle increased $25.6 million or 240% for fiscal 1995 as compared to fiscal 1994. Net income increased $24.0 million or 197% during fiscal 1995 compared to the prior fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

     Cash Flow and Working Capital

     The Company's policy is to use operating cash flow and debt and equity financing to fund renovation of its properties and expansion of its business. With the opening of Sam's Town Kansas City in September 1995, the Company completed a significant expansion program and is in the process of another expansion program which includes the $40 million expansion of its Sam's Town Tunica facility, the $45 million expansion and renovation of Main Street Station, the $175 million Par-A-Dice Acquisition, the proposed $92 million development of a casino, hotel and entertainment facility in Reno, Nevada and the Company's anticipated $100 million investment in the Mirage Joint Venture. In addition, the Company continues to explore new opportunities for growth.

     For the year ended June 30, 1996, the Company's net cash provided by operating activities was $103.9 million compared to $83.1 million in the prior fiscal year. Net cash provided by operating activities in the prior fiscal year was negatively impacted by significant reductions in accounts payable and increases in other assets related to the opening of new properties and the timing of payments related to the opening of those projects. As of June 30, 1996, the Company had balances of cash and cash equivalents of approximately $49 million.

     The Company's principal sources of funds for the year ending June 30, 1995 consisted of cash flows from operating activities of $83.1 million and borrowings under the Former Bank Credit Facilities. As of June 30, 1995, the Company had $12.0 million available under the Former Bank Credit Facilities. For the fiscal year ended June 30, 1994, the Company's principal sources of funds consisted of proceeds from the issuance of long-term debt of $148.5 million, proceeds from the issuance of Common Stock of $72.4 million and cash flows from operating activities of $75.8 million.

     Long Term Debt

     In June 1996, the Company and its wholly-owned subsidiary, CH&C, entered into the New Bank Credit Facility, a $500 million five-year reducing revolving credit facility (under which approximately $235 million in borrowings was outstanding as of June 30, 1996) which replaced the Company's and certain of its subsidiaries' Former Bank Credit Facilities. See "Description of Certain Indebtedness." Availability under the New Bank Credit Facility will be reduced by $25 million at the end of two and one-half years and reduced by an additional $50 million at the end of each six-month period thereafter until maturity in June 2001. Interest on the New Bank Credit Facility is based upon the agent bank's quoted reference rate or the London Interbank Offered Rate, at the discretion of the Company. The interest rate under the New Bank Credit Facility at July 1, 1996 was approximately 7.2%. The Company intends to use the proceeds of the Offerings to reduce outstanding indebtedness under the New Bank Credit Facility without reducing the commitment thereunder. The Company recently effected the Mary's Prize Sale for $20 million and retired $17.6 million in debt in connection therewith.

     Capital Expenditures

     The Company is committed to continually maintaining and enhancing its existing facilities, most notably by upgrading and remodeling its casinos, hotel rooms and restaurants and by providing the latest slot machines for its customers. The Company's capital expenditures for these purposes were $30.1 million, $23.5 million and $16.2 million in the years ended June 30, 1996, 1995 and 1994, respectively.

     For the year ended June 30, 1996, cash used in investing activities was $106 million, primarily related to the completion of Sam's Town Kansas City (approximately $36 million) and the acquisition of property and equipment (approximately $70 million). The Company's principal uses of funds for the two years ended June 30, 1995 consisted of cash used in investing activities, primarily for the acquisition of property and equipment, and cash used in financing activities, primarily cash paid to reduce long-term debt. For the year ended June 30, 1995, cash used in investing activities was $145.5 million, primarily related to the completion of the Sam's Town Las Vegas expansion and the construction of Sam's Town Kansas City. For the year ended June 30, 1994, cash used in investing activities was $310.4 million and was primarily related to the $105 million expansion project at Sam's Town Las Vegas and the construction of Sam's Town Tunica.

     Stockholders' Equity

     The Company's stockholders' equity increased from $202.6 million on June 30, 1995 to $233.3 million on June 30, 1996. The primary increase resulted from the Company's earnings during fiscal 1996. In addition, during fiscal 1996, 212,368 and 2,334 additional shares of Common Stock were issued pursuant to the Company's Employee Stock Purchase Plan and the Flexible Stock Incentive Plan, respectively.

     New Expansion Projects

     The Company is currently involved in several projects to expand its operations. On April 26, 1996 the Company entered into a definitive stock purchase agreement for the Par-A-Dice Acquisition for an aggregate consideration of approximately $175 million. Closing of the transaction is conditioned upon, among other things, approval by the Illinois Gaming Board. The Company plans to fund the Par-A-Dice Acquisition from borrowings under the New Bank Credit Facility. The Company began construction of a $40 million expansion at Sam's Town Tunica in April 1996. This project consists of a 350-room hotel tower and a 1,000-space parking garage. The Company recently began the renovation and expansion of Main Street Station. This project, which is expected to cost approximately $45 million, consists of a redesign of the property's public space, expanded restaurant facilities, a refurbishment of the property's 400 hotel rooms, acquisition of new gaming equipment and increased parking. The Company plans to fund the Sam's Town Tunica expansion and Main Street Station renovation primarily from cash flow from operations and availability under the New Bank Credit Facility. The Company recently acquired a casino hotel site in Reno, Nevada and plans to develop Sam's Town Reno on the site at a total estimated cost of approximately $92 million. The Company plans to fund the Sam's Town Reno development primarily from cash flow from operations and availability under the New Bank Credit Facility. On May 29, 1996 the Company, through a wholly-owned subsidiary, executed a joint venture agreement with Mirage for the Atlantic City Project. The Mirage Joint Venture provides for $100 million in capital contributions by the Company during the course of the construction of the Atlantic City Project. The Company plans to fund its Mirage Joint Venture capital contributions primarily from cash flow from operations and availability under the New Bank Credit Facility. In addition, the Company is exploring the possible expansion of its Stardust and Sam's Town Las Vegas properties; substantial funds would be required for any such expansion of those properties. The Company has been selected by the City of Cape Girardeau, Missouri to be the developer and operator of a riverboat casino facility in downtown Cape Girardeau. There can be no assurance that any of the above-mentioned projects will go forward or ultimately become operational. The source of funds required to meet the Company's working capital needs (including maintenance capital expenditures) and those required to complete the above-mentioned projects is expected to be cash flow from operations and availability under the New Bank Credit Facility. The Company does not currently anticipate issuing additional equity or obtaining new borrowings in excess of amounts available under the New Bank Credit Facility in the next 12 months. Thereafter, the Company may require additional funds to support its working capital requirements or for other purposes and may seek to raise such additional funds through public or private equity and/or debt financings or from other sources. No assurance can be given that additional financing will be available or that, if available, such financing will be obtainable on terms favorable to the Company and its stockholders. See "Risk Factors -- Leverage and Debt Service" and "-- Additional Financing Requirements."

     The Company continues to pursue and investigate additional expansion opportunities both in Nevada and in other markets where casino gaming is currently permitted. The Company is also pursuing expansion opportunities in jurisdictions where casino gaming is not currently permitted in order for the Company to be prepared to develop projects upon approval of casino gaming. Such expansion will be affected and determined by several key factors, including license selection processes, approval of gaming in jurisdictions where the Company has been active but where casino gaming is not currently permitted, identification of additional suitable investment opportunities in current gaming jurisdictions, and availability of acceptable financing. Additional projects will require the Company to make substantial investments, which the Company intends to fund through cash flow from operations and availability under the New Bank Credit Facility. To the extent such sources of funds are not sufficient, the Company may also seek to raise such additional funds through public or private equity and/or debt financings or from other sources. No assurance can be given that additional financing will be available or that, if available, such financing will be obtainable on terms favorable to the Company and its stockholders. See "Risk Factors -- Leverage and Debt Service" and "-- Additional Financing Requirements."



     Certain indebtedness of the Company contains restrictive covenants which, among other things, impose significant restrictions on the Company's operations and its ability to seek alternative financing means. For a summary of the material terms of such restrictive covenants (which does not purport to be complete and is qualified in its entirety by reference to the various governing instruments, copies of which have been filed, or incorporated by reference, as exhibits to the registration statement of which this Prospectus is a part), see "Description of Certain Indebtedness."


     The Company's ability to service its debt will be dependent on its future performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control.

                                    BUSINESS

GENERAL


     Boyd Gaming Corporation is a multi-jurisdictional gaming company which currently owns or operates ten casino entertainment facilities, is in the process of constructing its eleventh property, acquiring its twelfth property and recently acquired land upon which it intends to construct its thirteenth property. The Company owns and operates six facilities in three distinct markets in Las Vegas, Nevada: the Stardust on the Las Vegas Strip; Sam's Town Las Vegas, the Eldorado and Jokers Wild on the Boulder Strip; and the California and the Fremont in downtown Las Vegas. The Company also owns or manages four facilities in new gaming jurisdictions, all opened during 1994 and 1995. The Company owns and operates Sam's Town Tunica, a dockside gaming and entertainment complex in Tunica County, Mississippi that is currently undergoing a hotel and parking garage addition and Sam's Town Kansas City, a riverboat gaming and entertainment complex in Kansas City, Missouri. The Company manages and owns a minority interest in the Treasure Chest, a riverboat casino in Kenner, Louisiana, and manages for the Mississippi Band of Choctaw Indians the Silver Star, a land-based casino in the midst of a major expansion project, located near Philadelphia, Mississippi. The Company plans to open Main Street Station in downtown Las Vegas and in April 1996 entered into a definitive purchase agreement to acquire the Par-A-Dice in East Peoria, Illinois. The Company recently acquired land on which it plans to develop Sam's Town Reno, a casino, hotel and entertainment complex in Reno, Nevada. In addition, the Company recently announced the signing of a joint venture agreement with Mirage to jointly develop and own a casino hotel entertainment facility in Atlantic City, New Jersey. The Company currently owns or operates an aggregate of 504,500 square feet of casino space, containing 14,313 slot machines and 510 table games. See "Prospectus Summary -- Property Data." Assuming completion of Main Street Station, completion of the Par-A-Dice Acquisition, development of Sam's Town Reno and completion of the expansion projects currently underway at certain of its existing facilities, the Company will own or operate an aggregate of 618,000 square feet of casino space containing 17,849 slot machines and 615 table games. See "Prospectus Summary -- Property Data." Due to the many risks and uncertainties inherent in construction projects and the establishment of a new business, there can be no assurance as to when, if at all, the development and expansion projects will be completed or acquired. See "Risk
Factors -- Uncertainties of Consummation of the Par-A-Dice Acquisition and Development of Sam's Town Reno and the Atlantic City Project," "-- Expansion to Other Locations," "Competition" and "-- Governmental Gaming Regulation."


     The Company currently conducts substantially all of its business through five wholly-owned subsidiaries: California Hotel and Casino ("CH&C"); Boyd Tunica, Inc. ("Boyd Tunica"); Boyd Kenner, Inc. ("Boyd Kenner"); Boyd Mississippi, Inc. ("Boyd Mississippi"); and Boyd Kansas City, Inc. ("Boyd Kansas City"). CH&C directly owns and operates Sam's Town Las Vegas and the California and owns and operates the Stardust, the Fremont and the Eldorado and Jokers Wild, and owns and will operate Main Street Station, through wholly-owned subsidiaries. Boyd Tunica owns and operates Sam's Town Tunica; Boyd Kenner operates the Treasure Chest and owns a 15% equity interest in the Treasure Chest, L.L.C. ("Treasure Chest L.L.C."), the owner of the Treasure Chest; Boyd Mississippi operates Silver Star; and Boyd Kansas City owns and operates Sam's Town Kansas City. See " -- Properties -- Central Region Properties." Par-A-Dice Gaming is expected to become a wholly-owned subsidiary of the Company, and Sam's Town Reno will be owned and operated by a wholly-owned subsidiary of the Company or CH&C.

OPERATING STRATEGY

     The Company believes that the following key elements have contributed to the success of the Company in the past and are central to its future success.

     Value-Oriented Casino Entertainment Experience

     The Company is committed to providing a high-quality casino entertainment experience to its primarily middle-income customers at an affordable price in order to develop customer loyalty. The Company delivers value to its customers through providing service in an inviting and entertaining environment. The Company delivers additional value to its customers through moderately-priced casino entertainment, hotel, restaurant and live entertainment offerings and regularly reinvests in its existing facilities in an effort to maintain the quality and competitiveness of its properties.

     Lively, Friendly Atmosphere

     Each of the Company's facilities is clean and modern and offers friendly service in an informal and lively atmosphere. The Company's employee training programs are designed to motivate employees to provide the type of friendly and attentive service which the Company seeks to provide at its facilities. The Company has an extensive customer feedback system, ranging from guest comment cards in its restaurants and hotel rooms, to other consumer surveys and research. In addition to providing a measure of customer service, comment cards and consumer research allow the Company to obtain valuable customer feedback and marketing information for its database.

     Emphasis on Slot Play


     The Company emphasizes slot machine wagering, the most consistently profitable segment of the casino entertainment business. Technological advances in slot products have resulted in sophisticated interactive games, which offer customers greater variety, more generous payoffs and increased periods of play for their casino entertainment dollar. The Company continually invests in upgrading its machines to reflect advances in technology and the development of proprietary slot games and related equipment at all of its facilities in order to further enhance the slot customer's experience.


     Comprehensive Marketing and Promotion

     The Company actively promotes its casino entertainment offerings, its hotels, destination restaurants and live entertainment using a variety of promotional advertising media including outdoor advertising and print and broadcast media. The Company develops and maintains an extensive customer database. The database is expanded daily, adding new casino customers by obtaining their mailing addresses and other marketing information. To encourage repeat visitation, the Company employs a direct mail program targeting its database customers with a variety of product offerings, including incentives to visit the Company's facilities frequently. During fiscal 1996, the Company distributed approximately 14 million pieces of mail to its database customers. The Company also provides complimentary rooms, food and other services to valued customers, but maintains limits on such items consistent with its focus on middle-income patrons.

PROPERTIES

     The Company currently owns and operates six properties in Las Vegas: the Stardust; Sam's Town Las Vegas; the Eldorado; Jokers Wild; the California; and the Fremont. The Company also owns and/or operates four properties outside the State of Nevada: Sam's Town Tunica, in Tunica County, Mississippi; Sam's Town Kansas City, in Kansas City, Missouri; Treasure Chest, in the western suburbs of New Orleans; and Silver Star, in central Mississippi.

     The Stardust

     The Stardust, situated on 52 acres of land owned and nine acres of land leased by the Company on the Las Vegas Strip, is a casino hotel complex with approximately 87,000 square feet of casino space, a conference center containing approximately 35,000 square feet of meeting space and a 900-seat showroom. The casino offers nearly 2,000 slot machines and 78 table games, including tables featuring "21," craps, roulette, baccarat, mini-baccarat, pai gow, Caribbean stud and poker, as well as keno. The

Stardust features "Enter the Night," a production show that includes computerized lighting, lasers and digital surround sound. The Stardust also has one of the largest and best known race and sports books in the United States and is the home of the Stardust line, a racing and sports line service that is quoted throughout the United States and abroad. The Stardust features more than 2,300 guest rooms, 1,500 in its 32-story hotel tower. Notwithstanding the increased number of rooms available in Las Vegas, the Stardust achieved a 97% occupancy rate in fiscal 1995 and a 96% occupancy rate for fiscal 1996. The Stardust complex, which is distinguished by dramatic building lighting, has seven restaurants, a shopping arcade, two swimming pools and parking spaces for approximately 2,900 cars.

     The Stardust caters primarily to adult Las Vegas visitors seeking the classic Las Vegas gaming experience. Using its extensive database, the property promotes customer loyalty and generates repeat customer business by communicating with its customers regarding special events, new product offerings and special incentive promotions at the property. The Company uses a network of tour operators and wholesalers to reach customers who prefer packaged trips and print and broadcast media to attract the independent traveler. The Company attracts proven slot and table game players through direct mail promotions for tournaments, events and a variety of special offers. With its conference center, the Stardust also attracts meeting and banquet business. In addition, the Stardust draws a significant number of walk-in customers. Patrons of the Stardust come primarily from the western United States, including Southern California and Arizona, and the Midwest.

     The Company has developed a master plan for the Stardust, calling for, among other things, as many as two additional hotel towers, and has taken steps for a future expansion, including incorporating footings for one of the two proposed additional towers in the existing facility. In addition, the Company has determined that the 61-acre Stardust site is capable of accommodating the development of an entirely new casino entertainment facility adjacent to the existing Stardust and is exploring the feasibility of such a project.

     Boulder Strip Properties

     Sam's Town Las Vegas is situated on 56 acres of land owned and seven acres of land leased by the Company on the Boulder Strip, approximately six miles east of the Las Vegas Strip. Following a $105 million expansion completed in July 1994, Sam's Town features an approximately 118,000 square foot casino, a 56-lane bowling center and the 25,000 square foot Western Emporium retail store. The gaming facilities now include nearly 2,800 slot machines and 55 table games, including tables featuring "21," craps, roulette, pai gow, poker and Caribbean stud, as well as keno, an expanded race and sports book and a large bingo parlor. The expanded property has 650 guest rooms, 12 restaurants, approximately 3,200 parking spaces, including two parking garages which together can accommodate up to 2,000 cars and approximately 500 recreational vehicles. The expanded Sam's Town facility features a 25,000 square foot atrium enclosing a Sierra Nevada-style park with extensive foliage and trees, streams, bridges and water features. Fronting the park are an Italian restaurant, a western steakhouse and a food court, as well as new retail outlets. Also located at the property is a 5,400 square foot sports bar featuring interactive activities, an outdoor recreation complex with a swimming pool and volleyball court and a conference facility. Sam's Town Las Vegas achieved a 92% occupancy rate in fiscal 1995 and a 96% occupancy rate in fiscal 1996.

     Sam's Town Las Vegas has a western theme and features an informal, friendly atmosphere that appeals to both local residents and visitors. Gaming and bowling tournaments, paycheck sweepstakes, costume contests and holiday parties create a social center that attracts many Las Vegas residents. The property hosts two of the largest events on the Ladies Professional Bowling Tour, including the Sam's Town Ladies Professional Bowling Tournament, which events have been televised on ESPN, and a premier amateur bowling tournament which attracts participants from throughout the world. Additionally, the Company attracts local market patrons, many of whom are repeat customers, by offering excellent price/value relationships in its food and beverage operations, and by slot marketing programs that include generous slot payouts. The popularity of Sam's Town Las Vegas among local residents allows it to benefit from the rapid development of the Las Vegas metropolitan area, which has been one of the fastest growing communities in the United States over the last decade. Management believes that the addition of 650 new guest rooms, as well as destination restaurants and other amenities, as part of the expansion has increased the appeal of Sam's Town Las Vegas to visitors. Since completion of the expansion, overnight visitation to the property has substantially increased. The Company has developed a master plan for Sam's Town Las Vegas calling for, among other things, a second hotel tower. Although the Company has not yet made any decision regarding a future Sam's Town Las Vegas expansion, it is currently exploring the feasibility of such a project.

     The Eldorado is situated on four acres of land owned by the Company in downtown Henderson, Nevada, which is southeast of Las Vegas. The casino has over 16,000 square feet of gaming space featuring approximately 560 slot machines and 11 table games, including tables featuring "21," craps, roulette and pai gow, as well as keno, bingo and a sports book. The facility also offers three restaurants, a live entertainment lounge and a parking garage for up to 500 cars. The principal customers at the Eldorado are Henderson residents.

     Jokers Wild is situated on 13 acres of land owned by the Company on the Boulder Strip. Following a $5.6 million expansion completed in April 1994, the property offers over 22,500 square feet of casino space with approximately 650 slot machines and 11 table games, including tables featuring "21," craps, roulette, pai gow, Caribbean stud and poker, as well as keno and a sports book. The facility also offers a buffet restaurant, a coffee shop, an entertainment lounge, a video arcade and approximately 800 parking spaces. Jokers Wild serves both local residents and visitors to the Las Vegas area traveling on the Boulder Highway.

     Downtown Properties

     The California is situated on 13.9 acres of land owned and 1.6 acres of land leased by the Company in downtown Las Vegas. The California was the Company's first property and has over 36,000 square feet of gaming space, 781 guest rooms, five restaurants, approximately 5,000 square feet of meeting space, more than 800 parking spaces, including a parking garage for up to 425 cars, and an approximately 220-space recreational vehicle park, the only such facility in the downtown area. The casino offers over 1,100 slot machines and 38 table games, including tables featuring "21," craps, roulette, mini-baccarat, pai gow and Caribbean stud, as well as keno and a sports book. In December 1994, the Company completed a $15 million expansion of the California that added 140 new guest rooms and six suites, as well as other amenities. The California achieved a 95% occupancy rate in both fiscal 1995 and 1996.

     The Fremont is situated on 1.4 acres of land owned and 0.9 acres of land leased by the Company on the principal thoroughfare in downtown Las Vegas. The property offers nearly 32,000 square feet of casino space including approximately 1,100 slot machines, and 31 table games, including tables featuring "21," craps, roulette, pai gow, poker and Caribbean stud, as well as keno and a race and sports book. The hotel has 452 guest rooms and five restaurants including the Second Street Grill, an upscale contemporary restaurant, and the Paradise Buffet, which features tropical-themed surroundings. The property also has approximately 8,200 square feet of meeting space and a parking garage for up to 350 cars. The Fremont achieved a 96% occupancy rate in both fiscal 1995 and 1996.

     While many casinos in downtown Las Vegas compete with other downtown properties and properties on the Las Vegas Strip for the same customers, the Company has developed a distinctive niche for its Downtown Properties by focusing primarily on customers from Hawaii. The Company's marketing strategy for the Downtown Properties focuses on gaming enthusiasts from Hawaii and tour and travel agents from Hawaii with whom the Company has cultivated relationships since it opened the California in 1975. Through the Company's recently acquired Hawaiian travel agency, the Company operates two DC-10 charter flights from Honolulu to Las Vegas each week, helping to ensure stable, reasonably priced air seats. This, as well as the Company's strong, informal relationships with other Hawaiian travel agencies, its affordably priced, all-inclusive packages and its Hawaiian promotions have allowed the California and the Fremont to capture a significant share of the Hawaiian tourist trade in Las

Vegas. For more than a decade the Downtown Properties have been the leading Las Vegas destination for visitors from Hawaii. The Company attributes this success to the amenities and atmosphere at the Downtown Properties, which are designed to appeal specifically to visitors from Hawaii, and to its marketing strategy featuring significant promotions in Hawaii and a monthly newsletter circulated to over 68,000 households, primarily in Hawaii. In fiscal 1996, patrons from Hawaii comprised over 80% of the room nights at the California and over 65% of the room nights at the Fremont.

     In December 1993, the Company acquired for $16.5 million Main Street Station, a casino hotel that is not currently in operation located across the street from the California. The Company has used the facility, where it previously leased rooms, to provide lodging for additional customers at the Downtown Properties. The renovation and expansion of Main Street Station is currently underway. The project includes a 28,500 square foot, newly-equipped casino with 25 table games and over 900 slot machines. The project also includes a complete renovation of the property's hotel rooms and an expansion and renovation of the property's food facilities to include a 500-seat buffet, a 130-seat specialty restaurant, a 100-seat cafe, a 200-seat brew pub and oyster bar and expanded parking to include 2,000 spaces. The renovation and expansion of Main Street Station is expected to be completed by the end of calendar year 1996. There can be no assurance that the project will be completed on schedule due to the many risks and uncertainties inherent in such renovation and expansion. See "Risk Factors -- Expansion to Other Locations."

     In anticipation of the opening of Main Street Station, the Company's third property in downtown Las Vegas, the Company has begun coordinating marketing efforts, consolidating support functions and standardizing operating procedures and systems with the goal of enhancing revenues and reducing expenses. This effort will include a consolidated database and marketing program for all Downtown Properties. The Company believes these efforts will provide it with a competitive advantage.

     The Company, together with other downtown casino operators and the City of Las Vegas, retained a well-known urban design firm to develop a major new attraction known as the Fremont Street Experience. The attraction was designed to capitalize on Fremont Street's famous lights and features a semi-circular space frame nine stories above the street, stretching along four city blocks against which a sound and light spectacle is displayed. As part of the project, vehicular traffic on portions of Fremont Street has been eliminated, asphalt replaced by a patterned streetscape and special events brought to the downtown area to entertain visitors. The Fremont Street Experience cost approximately $70 million. Of this amount, $22 million was provided by eight downtown casino operators (including the Company), and the remainder was provided by local bond issuances. The Company invested approximately $5 million in the project. The Company believes that, since its opening in December 1995, the Fremont Street Experience has significantly enhanced the experience of visiting downtown Las Vegas and has attracted additional customers to the downtown area. However, no assurance can be given that the Fremont Street Experience will materially benefit the operating results of the Company's Downtown Properties.

     Central Region Properties

     The Company has exported its popular Sam's Town western theme and atmosphere to the growing Mississippi dockside gaming market by developing Sam's Town Tunica, which opened on May 25, 1994. Sam's Town Tunica is located in Tunica County near State Highway 61 approximately 25 miles south of Memphis, Tennessee. The adult population within a 200-mile radius is over 3 million and includes the cities of Nashville, Tennessee; Jackson, Mississippi; and Little Rock, Arkansas. The Company has distinguished itself from other operators in the area by developing a major casino entertainment complex with extensive amenities including a 508-room hotel, an entertainment lounge featuring country-western music, five destination restaurants including Corky's B-B-Q, featuring the food of that popular Memphis eatery, bars, specialty shops and River Palace Arena, a 1,650-seat entertainment facility featuring country-western entertainers. In December 1994, an $18 million expansion was completed which included the addition of 308 guest rooms surrounding a swimming pool and recreational area. The complex offers a two-story casino of approximately 75,000 square feet featuring over 1,800 slot machines and 78 table games, including tables featuring "21," craps, roulette, poker, Caribbean stud and pai gow, as well as keno. The design of the facility integrates the water-based and land-based components of the facility. The Company, seeking to further its position in both the overnight and drive-in markets in Tunica, is currently expanding Sam's Town Tunica. The $40 million expansion project, which is currently under construction, includes a 350-room hotel tower and a 1,000-car parking garage. The new hotel tower will bring the total room count to 858, and the garage will be the first enclosed parking structure at a Tunica County casino. The expansion of Sam's Town Tunica is scheduled to be completed by the end of calendar year 1996, although there can be no assurance that the project will be completed on schedule due to the many risks and uncertainties inherent in such expansion. See "Risk Factors -- Expansion to Other Locations." Sam's Town Tunica achieved an 87% occupancy rate in fiscal 1995 and a 95% occupancy rate in fiscal 1996.

     The Company has extended its popular Sam's Town theme to the Kansas City, Kansas market with the opening of Sam's Town Kansas City on September 13, 1995. Sam's Town Kansas City was completed at a cost of approximately $145 million, including land, capitalized interest and preopening costs. The facility, which is situated on 34 acres located on the Missouri River and Interstate 435, features a continuously docked riverboat housing a 28,000 square foot casino on three decks with over 1,000 slot machines and 65 table games. The 80,000 square foot land-based facility contains five food facilities, including a 7,000 square foot sports bar, and ticketing services, all surrounding a turn-of-the-century Kansas City streetscape. The facility also features a 1,350-space garage, connected to the main facilities by an enclosed moving walkway. Including surface parking, the property offers a total of 2,000 parking spaces. The Kansas City metropolitan area has an adult population of over one million. The Company's facility is located near the Interstate 435 entertainment corridor in Kansas City which provides access to the Worlds of Fun and Oceans of Fun theme parks, the Kansas City Zoo, and the Kansas City Chiefs' and Kansas City Royals' Stadiums. In connection with the operation of Sam's Town Kansas City, the Company will pay the City of Kansas City approximately $250,000 per year for a period of ten years ending in September 2004. The Company intends to offer 10% of the capital stock of Boyd Kansas City, the entity that owns and operates Sam's Town Kansas City, to certain persons or entities located in the Kansas City area. The price to be paid by such persons or entities will be based on the total cost of the project.

     The Company manages and partly owns the Treasure Chest, a riverboat casino operation located on Lake Pontchartrain in Kenner, Louisiana, which opened in September 1994. Located near the New Orleans International Airport, the Treasure Chest primarily serves patrons from Jefferson Parish, including suburbs on the west side of New Orleans. The gaming operation features a classic paddle-wheel riverboat with a total capacity of 2,000 persons, approximately 24,000 square feet of casino space, over 850 slot machines and 56 table games, including tables for "21," craps, roulette and poker. Each of the riverboat's three decks has a different theme, with one featuring contemporary Las Vegas-style decor, one offering a nautical environment and one providing a festive Mardi Gras setting.

     The management agreement between the Company and Treasure Chest L.L.C., owner of the Treasure Chest, provides for an initial five-year term expiring June 1999, extendible at the Company's option for three additional five-year periods if certain operating results are achieved. The agreement also provides for a management fee of 10% of the enterprise's net operating profit before interest, depreciation, income taxes, amortization, extraordinary items and the management fee. The Company owns a 15% equity interest in Treasure Chest L.L.C.


     The Company is reevaluating its interests in the Treasure Chest, which include its management agreement with, and ownership interest in, Treasure Chest L.L.C. Among the alternatives under consideration is the sale of the Company's ownership interest. In the event of such a sale or other substantial alteration of the Company's interest in Treasure Chest L.L.C., which the Company currently anticipates, the management agreement between the Company and Treasure Chest L.L.C. would likely be terminated within the next six months.

     Pursuant to an agreement with the Mississippi Band of Choctaw Indians, the Company operates the Silver Star, the only land-based casino in the State of Mississippi. The facility, which opened in July 1994, is located on tribal lands in central Mississippi. The principal markets served by the facility are central Mississippi and Alabama, with the Birmingham, Montgomery and Tuscaloosa metropolitan areas located within approximately 200 miles of the site. The property, a contemporary Las Vegas-style facility emphasizing light, color and geometric design, includes a 100-room hotel and a casino with approximately 66,000 square feet of gaming space with over 2,450 slot machines and 87 table games, including tables for "21," craps, roulette, mini-baccarat and Caribbean stud, as well as a lounge suitable for entertainment and dancing, a swimming pool, four restaurants and more than 1,300 parking spaces. A $10 million casino expansion project was completed in December 1994, and a 55,000 square foot conference center was completed in June 1995. In addition, an expansion project, including 400 additional rooms and suites, a casino expansion, a new restaurant, an 18-hole golf course and a full-service spa, is currently under construction. Although the Mississippi Band of Choctaw Indians, the owner of the Silver Star, has advised the Company that construction is currently scheduled to be completed by early calendar year 1997, there can be no assurance that the project will be completed on schedule due to the many risks and uncertainties inherent in such expansion. See "Risk Factors -- Expansion to Other Locations." The Silver Star achieved a 95% occupancy rate in fiscal 1995 and a 98% occupancy rate in fiscal 1996.

     The management agreement for Silver Star provides for a seven-year term expiring in July 2001 and a management fee of 30% of the enterprise's operating income before debt service for the first five years and 40% of its operating income before debt service for the final two years. Under the agreement, the Company provided $30.5 million in debt financing for the construction and start-up of the facility, which amount was repaid during fiscal 1995 from the enterprise's cash flow. The Company has loaned to the tribe an additional $10 million for the casino expansion project which was completed in December 1994. This loan is scheduled to be repaid over five years.

DEVELOPMENT PROJECTS

     Par-A-Dice Acquisition


     On April 26, 1996, the Company entered into a definitive purchase agreement for the Par-A-Dice Acquisition. The Par-A-Dice is a riverboat facility located along the Illinois River in East Peoria, Illinois, approximately 170 miles from Chicago. The Par-A-Dice Riverboat Casino initially commenced operations in November 1991, operating from a temporary facility in downtown Peoria. In May 1993, the facility was relocated across the Illinois River to a newly constructed land-based pavilion, containing two restaurants, a bar, gift shop, ticketing area and surface parking for 750 cars, located on 19 acres in East Peoria. In May 1994, the original Par-A-Dice Riverboat Casino replica paddle-wheel riverboat was replaced with a new, state-of-the-art, twin hull cruise ship. The new boat measures 238 feet long and 66 feet wide and since the recent completion of an expansion in March 1996, features 33,000 square feet of gaming space on four levels with approximately 1,000 slot machines and 42 table games, as well as limited food and beverage services. The Par-A-Dice Hotel, which is currently under construction, is a 204-room full-service hotel with food and beverage and banquet and meeting facilities. The Company believes the hotel will enable the Par-A-Dice to develop an overnight customer base for the facility and provides much needed banquet and meeting capabilities. The Company currently anticipates the consummation of the Par-A-Dice Acquisition and the completion of the Par-A-Dice Hotel prior to 1996 year end, subject to receipt of regulatory approvals. There can be no assurance, however, as to when, or if, the Par-A-Dice Acquisition will be consummated or the Par-A-Dice Hotel will be completed. See "Risk Factors -- Uncertainties of Consummation of the Par-A-Dice Acquisition and Development of Sam's Town Reno and the Atlantic City Project."


     The Par-A-Dice is the primary casino entertainment facility serving central Illinois, and is strategically located within 1/8 of a mile from an exit off of Interstate 74, a major regional east-west interstate highway. The Par-A-Dice is the only casino entertainment facility within approximately 100 miles of Peoria. There are more than 350,000 people living within the Peoria metropolitan area and over 1.7 million people over the age of 21 living within 100 miles of Peoria. The Par-A-Dice Acquisition is subject to certain closing conditions, including the obtaining of regulatory approvals from the Illinois Gaming Board and the Mississippi Gaming Commission. See "Risk Factors -- Uncertainties of Consummation of the Par-A-Dice Acquisition and Development of Sam's Town Reno and the Atlantic City Project."

     Pursuant to the Illinois Riverboat Gambling Act and Illinois Gaming Board Rules, the Illinois Gaming Board (the "IGB") must approve the purchase agreement for the Par-A-Dice Acquisition as it represents a transfer of 100% of the ownership interest in Par-A-Dice. In order to facilitate the IGB investigation and review of the proposed acquisition, the Company was required to file with the IGB certain information about the Company. In particular, the Company informed the IGB about the acquisition financing and the Offerings. In addition to information about the Company and its operations, the Company's "Key Persons" were required to provide certain personal information. A "Key Person" under Illinois rules is defined as an officer, director, trustee, partner, proprietor, or managing agent of, or a holder of any direct or indirect legal or beneficial interest whose combined direct, indirect or attributed interest is 5% or more in a business entity.

     No assurance can be given that the Company will receive IGB approval for the Par-A-Dice Acquisition. Review of the Par-A-Dice Acquisition by the IGB will occur only after the IGB staff has concluded its investigation of the Company and its Key Persons. The Company cannot with any certainty predict when this transaction will be considered by the IGB, although an IGB determination could be made as early as the fall of 1996.

     In addition, pursuant to provisions of the Mississippi Gaming Control Act, no Mississippi gaming licensee or any company that controls, is controlled by or is under common control with a Mississippi gaming licensee may be involved in gaming operations outside the State of Mississippi without the prior approval of the Mississippi Gaming Commission, acting upon a recommendation of its Executive Director. The Company has received such approvals from the Mississippi Gaming Commission with respect to its subsidiaries' operations in Nevada, Missouri and Louisiana and is required to obtain such approvals from the Mississippi Gaming Commission prior to engaging in gaming operations in Illinois through Par-A-Dice or another subsidiary. The Company intends to request that the Mississippi Gaming Commission consider such approval at its meeting to be held on September 17, 1996, although there can be no assurance that the Commission will give the requisite approval at that meeting. See "Risk Factors -- Governmental Gaming Regulation."

     In addition to approvals under applicable state gaming laws, the purchase agreement for the Par-A-Dice Acquisition requires that certain other conditions to closing be satisfied or waived by the Company. These conditions include the receipt by the Company of consents under or the termination of certain contractual arrangements of the Par-A-Dice, its shareholders, and its subsidiaries, including consents under certain employment agreements and agreements between the Par-A-Dice and its institutional lenders.

     Sam's Town Reno

     The Company recently announced its plans for a $92 million casino hotel and entertainment complex in Reno, Nevada and acquired a 100-acre parcel of land south of Reno and adjacent to a newly opened freeway interchange to be used as the site of this project. Plans for the Sam's Town Reno project include a 33,000 square foot casino, featuring over 1,200 slot machines and 36 table games and a hotel with 211 guest rooms and suites. The project is also expected to include five destination restaurants, two entertainment lounges, a 5,000-seat outdoor arena, an approximately 15,000 square foot events arena, retail shops and two old-time movie theaters. The Company plans to commence construction of Sam's Town Reno in the first quarter of 1997 and to complete construction as early as Spring 1998, subject to receipt of appropriate regulatory approvals, permits and licenses. There can be no assurance, however, as to when, or if, such construction will be commenced or completed due to the many risks and uncertainties inherent in the project. See "Risk Factors -- Uncertainties of Consummation of the Par-A-Dice Acquisition and Development of Sam's Town Reno and the Atlantic City Project."

     William S. Boyd, Chairman and Chief Executive Officer of the Company, and Warren L. Nelson, a Director of the Company, each owns a 17.5% partnership interest in the partnership which owned the acquired land. The $6 million purchase price for the land was based upon an independent third-party appraisal and the purchase of the land from the partnership has been approved by an independent committee of the Company's Board of Directors.

     Mirage Joint Venture

     On May 29, 1996, the Company, through a wholly-owned subsidiary, entered into a joint venture agreement with a subsidiary of Mirage to jointly develop and own a casino hotel entertainment facility in Atlantic City, New Jersey. The Atlantic City Project is planned to be one component of a multi-facility casino entertainment development, master-planned by Mirage for the Marina District of Atlantic City. The Atlantic City Project is expected to cost approximately $500 million. The agreement contemplates that the joint venture would fund $300 million of the project cost with non-recourse third-party financing. The remaining $200 million is expected to be funded equally by capital contributions from the partners, including, in the case of Mirage, contribution of the land. Pursuant to the joint venture agreement, the Company will control the development and operation of the Atlantic City Project. The Atlantic City Project is expected to include a hotel of at least 1,000 rooms and is expected to be adjacent and connected to Mirage's planned wholly-owned resort. The Company believes that certain highway improvements to permit greater access to the Marina District of Atlantic City will be necessary to support the multi-facility casino entertainment development master-planned by Mirage. The State of New Jersey Department of Transportation and Mirage are currently considering the development of a mutually satisfactory plan for those improvements. If such a plan is developed, the Company will submit its petition for a statement of compliance to the New Jersey Casino Control Commission ("NJCCC"). Once filed, this petition is then forwarded to the New Jersey Division of Gaming Enforcement ("NJDGE") for investigation. Historically, such investigations have taken a minimum of twelve months to be completed. Once construction has commenced, the Company, through a wholly-owned subsidiary, can submit its application for casino licensure to the NJCCC. With a statement of compliance for the Company in place, the investigation by the NJCCC and NJDGE in connection with the casino license application will focus on issues concerning operations, the facility and equal employment and business opportunity. Environmental remediation and construction of the Atlantic City Project are not expected to begin until after the necessary highway improvements are assured. Once such improvements are assured and other requisite approvals are received, the Company estimates that environmental remediation will take at least six months and construction of the Atlantic City Project will thereafter take at least two years. Accordingly, the Company is unable to estimate when, if at all, the Atlantic City Project will be completed. See "Risk Factors -- Uncertainties of Consummation of the Par-A-Dice Acquisition and Development of Sam's Town Reno and the Atlantic City Project." The Mirage Joint Venture will give the Company a presence in Atlantic City, the primary casino gaming market serving the eastern United States.

     Mary's Prize Sale

     On August 23, 1996, the Company sold its riverboat Mary's Prize, which has been completed since 1995 but has never been in operation, to Casino Magic of Louisiana, Corp. for $20 million and retired $17.6 million of debt in connection therewith. Projects for which Mary's Prize was constructed have either been delayed or did not materialize.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the current directors and executive officers of Boyd Gaming Corporation:

           NAME              AGE                            POSITION
- ---------------------------  ---   -----------------------------------------------------------
William S. Boyd............  64    Chairman of the Board of Directors and Chief Executive
                                   Officer
Charles L. Ruthe...........  62    President and Director
Robert L. Boughner.........  43    Executive Vice President, Chief Operating Officer and
                                   Director
Donald Snyder..............  49    Executive Vice President-Administration and Director
Ellis Landau...............  52    Senior Vice President, Chief Financial Officer and
                                   Treasurer
Ralph Purnell..............  61    Senior Vice President-Director of Operations, Nevada Region
Maunty C. Collins..........  53    Senior Vice President-Director of Operations, Central
                                   Region
James Hippler..............  49    Senior Vice President-Administration
Charles E. Huff............  51    Vice President, Secretary and General Counsel
Keith E. Smith.............  36    Vice President and Controller
Brian Larson...............  40    Vice President-Development and Assistant Secretary
William R. Boyd............  36    Vice President and Director
Marianne Boyd Johnson......  37    Assistant Secretary and Director
Perry B. Whitt.............  73    Vice Chairman of the Board of Directors and Director
Kenny C. Guinn.............  59    Director
Warren L. Nelson...........  83    Director

     William S. Boyd is the father of William R. Boyd and Marianne Boyd Johnson.

     William S. Boyd has served as a director of the Company since its inception in June 1988 and as Chairman of the Board of Directors and Chief Executive Officer since August 1988. A co-founder of CH&C, he has served as a director and President of CH&C since its inception in 1973, and has also held several other offices with CH&C. Mr. Boyd has also served as President and a Director of Eldorado, Inc., which operates the Eldorado and Jokers Wild. Prior to joining the Company, Mr. Boyd practiced law in Las Vegas for 15 years. Between 1970 and 1974 he also was Secretary and Treasurer and a member of the Board of Directors of the Union Plaza Hotel and Casino. Mr. Boyd has been active in numerous business and civic organizations in Las Vegas.

     Charles L. Ruthe has served as a director of the Company since its inception, President since August 1988 and Chief Operating Officer from August 1988 to April 1990. Mr. Ruthe is currently on a leave of absence from his positions as President of the Company and as a director pending approval by the Missouri Gaming Commission of Mr. Ruthe's gaming license application. He has served as a director of CH&C since its inception and has also held several offices with CH&C. Mr. Ruthe is active in many Las Vegas business and civic organizations. Mr. Ruthe is a director of Sierra Health Services, Inc., a healthcare company. In 1995, Mr. Ruthe was appointed President of Boyd Development Corporation, a wholly-owned subsidiary of the Company.

     Robert L. Boughner has been Executive Vice President and Chief Operating Officer of the Company since April 1990 and has served as a director since April 1996. From 1985 until April 1990, he served as Senior Vice President of Administration of CH&C and prior to that time he held various management positions in the Company. Mr. Boughner is active in civic and industry affairs, and serves on the Board of Directors of the Las Vegas Convention and Visitors Authority, the Nevada Hotel and Motel Association and the Nevada Restaurant Association.

     Donald Snyder has been Executive Vice President-Administration since July 1996 and has served as a director of the Company since April 1996. From 1993 to the present, Mr. Snyder has served as Chairman, President and Chief Executive Officer of the Fremont Street Experience Company, the developer and operator of the Fremont Street Experience in Downtown Las Vegas. From 1992 to 1993, he was President of Strategic Associates, Inc., a consulting firm. From 1987 through 1991, he served as Chairman of the Board and Chief Executive Officer of First Interstate Bank of Nevada.

     Ellis Landau has been Senior Vice President, Chief Financial Officer and Treasurer of the Company since August 1990. From April 1990 through July 1990, he served as a consultant to the Company. Prior to joining the Company, Mr. Landau held various management positions with Ramada, Inc., a gaming and hospitality company whose gaming operations were transferred to Aztar Corporation, including Vice President and Treasurer of that company from 1978 to February 1990.

     Ralph Purnell has been Senior Vice President-Director of Operations, Nevada Region of the Company since its inception. From the inception of the Company until April 1994, Mr. Purnell served as Senior Vice President-Gaming of the Company. From 1975 to 1988, Mr. Purnell held various positions with CH&C, including General Manager of the Stardust and the California. Mr. Purnell serves on the Board of Directors of the Nevada Resort Association.

     Maunty C. Collins has been Senior Vice President-Director of Operations, Central Region of the Company since June 1993. From December 1991 through June 1993, he served as Assistant General Manager at the Stardust. From 1985 until December 1991, he was General Manager at Sam's Town Gold River in Laughlin, Nevada. From 1978 to 1985, Mr. Collins held various positions at properties owned by the Company.

     James W. Hippler has been Senior Vice President-Administration of the Company since April 1990. From 1980 to 1990, Mr. Hippler held various positions with CH&C, including Director of Risk Management, Director of Internal Audit and Director of Human Resources.

     Charles E. Huff has been Vice President, Secretary and General Counsel of the Company since its inception. He has served as Vice President and General Counsel of CH&C since July 1986 and Secretary since January 1988. Prior to joining CH&C, Mr. Huff practiced law in Las Vegas for 13 years.

     Keith E. Smith became Vice President and Controller of the Company in June 1993. From September 1990 to June 1993 he served as Corporate Controller of the Company. From May 1989 to September 1990, Mr. Smith was Vice President-Finance of the Dunes Hotel, Casino and Country Club in Las Vegas. From 1982 to May 1989, he was employed by Ramada, Inc. in a variety of positions, including Controller of the Tropicana Resort and Casino in Las Vegas.

     Brian A. Larson became Vice President-Development of the Company in June 1993 and Assistant Secretary in August 1993. He has also served as Associate General Counsel of the Company since March 1993. From 1987 through February 1993, Mr. Larson was associated with the law firm of Snell & Wilmer in Phoenix, Arizona, in which he became a partner on January 1, 1992.

     William R. Boyd has been a Vice President of the Company since December 1990 and a director since September 1992. From June 1987 until December 1990, he was director of operations at the Fremont. From 1978 until 1987, he held various positions at the California and at Sam's Town Las Vegas.

     Marianne Boyd Johnson has been Assistant Secretary of the Company since September 1989 and a director since September 1990. From 1976 until September 1990, she held a variety of full and part-time sales and marketing positions with the Company and CH&C.


     Perry B. Whitt has served as a director of the Company since its inception and Vice Chairman of the Board of Directors since August 1988. He also served as a director of CH&C from its inception until 1994, and has also held several offices with CH&C. Mr. Whitt has over 50 years experience in the gaming industry, much of it with the Boyd family. He is also President of Utility Shareholders Association of Nevada and serves on the Board of Directors of BankWest of Nevada.

     Kenny C. Guinn has served as a director of the Company since January 1994. He has served as Chairman of the Board of Southwest Gas Corporation ("Southwest") since May 1993 and Chairman of the Board of PriMerit Bank, a subsidiary of Southwest ("PriMerit"), since 1987. From 1978 to May 1993, Mr. Guinn served in various other executive positions for Southwest and PriMerit, including Chief Executive Officer of Southwest from 1988 to 1993 and Chief Executive Officer of PriMerit until 1992. He served as Interim President of the University of Nevada, Las Vegas from May 1994 until May 1995. Mr. Guinn is also a director of Oasis Residential, Inc. and Del Webb, Inc.


     Warren L. Nelson has served as a director of the Company since its inception and as a director of CH&C from its inception until 1994. For the last 29 years, he has been a co-owner and director of the Club Cal Neva, a gaming facility in Reno, Nevada. Mr. Nelson has over 56 years experience in the gaming industry. He is a Director of International Game Technology, a slot machine manufacturer.


                      DESCRIPTION OF CERTAIN INDEBTEDNESS


     The following summary of the material terms of the restrictive covenants under certain outstanding indebtedness of the Company, certain of its wholly-owned subsidiaries, CH&C and California Hotel Finance Corporation, a wholly-owned finance subsidiary of CH&C ("CHFC"), does not purport to be complete and is qualified in its entirety by reference to the various governing instruments, copies of which have been filed, or incorporated by reference, as exhibits to the Registration Statement of which this Prospectus is a part.


     Capitalized terms used but not defined herein have the meanings ascribed to them in the various governing instruments.

NEW BANK CREDIT FACILITY


     On June 19, 1996, the Company and CH&C (collectively referred to herein as the "Borrowers") entered into the New Bank Credit Facility pursuant to which Canadian Imperial Bank of Commerce ("CIBC") and certain other financial institutions (collectively, the "Banks") have provided a five-year reducing revolving credit facility under which the Borrowers are able to borrow, on a revolving basis, up to $500 million and under which CIBC serves as the agent (the "Agent"). The available commitment under the New Bank Credit Facility, which will expire June 18, 2001, began at $500 million and will be reduced over the course of the five-year period according to a predetermined schedule pursuant to which the commitment will be reduced to $475 million in December 1998 and will be further reduced by an additional $50 million at the end of each six-month period thereafter until maturity. Any outstanding borrowings at maturity must be repaid on such date. Following the Notes Offering, the availability will be reduced by approximately $158 million, which amount represents the expected cost to redeem the 10.75% Notes from September 1, 1996 to September 1, 1997 based on the terms of the 10.75% Indenture. The availability will be increased if and to the extent that the Company redeems the 10.75% Notes. The New Bank Credit Facility includes a sublimit for standby letters of credit in an amount up to $15 million to support various obligations of the Borrowers and their subsidiaries. Outstanding indebtedness under the New Bank Credit Facility will, in light of its secured nature, effectively rank senior to the Notes and have prior claim to the assets securing the indebtedness under the New Bank Credit Facility.


     Borrowings under the New Bank Credit Facility bear interest, at the option of the Borrowers, at a margin above (a) the Eurodollar Rate or (b) the highest of the following: (i) the Agent's reference rate, (ii) the Federal Funds Rate plus 1/2 of 1%, and (iii) the CD Published Moving Rate plus 1% (each as defined in the New Bank Credit Facility). The margin above such rates, and the fee on the unfunded portions of the New Bank Credit Facility, vary based on the Company's ratio of Funded Debt (as defined below) to EBITDA (as defined below) pursuant to the following price matrix:

  RATIO OF
FUNDED DEBT     ALTERNATE BASE     EURODOLLAR
   EBITDA        RATE MARGIN       RATE MARGIN     COMMITMENT FEE
- ------------    --------------     -----------     --------------
      (x)<2.00       0.000%           1.000%           0.3750%
2.00x<2.50           0.000%           1.250%           0.3750%
2.50x<3.00           0.250%           1.500%           0.3750%
3.00x<3.50           0.500%           1.750%           0.4375%
3.50x                0.750%           2.000%           0.5000%

     The margin at July 1, 1996 was 1.75% above the Eurodollar Rate Margin, resulting in an interest rate of approximately 7.2% as of such date.

     The New Bank Credit Facility initially is guaranteed by Mare-Bear, Inc., Sam-Will, Inc., Eldorado Inc., Boyd Tunica, Boyd Mississippi, Boyd Kansas City, Boyd Kenner, and MSW, Inc. and thereafter must be guaranteed by any other Significant Subsidiaries (as defined below) created after June 19, 1996 (collectively, the "Credit Facility Guarantors").

     The obligations under the New Bank Credit Facility are secured by: (a) first deeds of trust on (i) the Stardust, (ii) Sam's Town Las Vegas, (iii) the California, (iv) the Fremont, (v) Sam's Town Tunica, and (vi) Sam's Town Kansas City; (b) a first security interest in all furniture, fixtures, accounts, inventory, equipment (other than leased or financed items) of the Borrowers and Credit Facility Guarantors; (c) a negative pledge on (i) the real and personal property of any other Significant Subsidiaries excepting permitted liens, and
(ii) the Silver Star and Treasure Chest management contracts; and (d) first preferred ship mortgages on the whole of the Patco 400 Riverboat, moored at Sam's Town Tunica, and the Judy's Prize riverboat, moored at Sam's Town Kansas City. In addition, Par-A-Dice Gaming and EPH are expected to guaranty the obligations under the new Bank Credit Facility following the Par-A-Dice Acquisition, subject to the approval of the IGB. The deeds of trust and security interest also secure the Borrower's obligations under any hedging arrangements with any of the Banks.

     The New Bank Credit Facility contains certain financial and other covenants, including, without limitation, various covenants (i) requiring the maintenance of a minimum Tangible Net Worth (as defined below) of not less than the sum of (a) $210,000,000, plus (b) 50% of the Company's consolidated net income (without giving effect to any losses) for each fiscal quarter ending on or after September 30, 1996, plus (c) an amount equal to the increase in the Company's stockholders' equity after June 19, 1996 by reasons of sales and issuances of the Company's capital stock, and minus (d) the amount of goodwill, not to exceed $130,000,000, associated with Par-A-Dice in the event the Par-A-Dice Acquisition is consummated and (ii) requiring the maintenance of a minimum Fixed Charge Coverage Ratio (as defined below) of 2.0 to 1.0 from June 19, 1996 to March 31, 1998 and 2.25 to 1.0 at any time thereafter, (iii) establishing a maximum permitted Funded Debt (as defined below) to EBITDA (as defined below) ratio of 4.0 to 1.0 from June 19, 1996 to March 31, 1997, 3.75 to
1.0 from April 1, 1997 to March 31, 1998, 3.5 to 1.0 from April 1, 1998 and March 31, 1999 and 3.0 to 1.0 from April 1, 1999, (iv) imposing limitations on the incurrence of additional indebtedness and the creation of liens, (v) imposing limits on the maximum permitted Maintenance Capital Expenditures (as defined below) for each fiscal year during the term of the New Bank Credit Facility ($50,000,000 for fiscal years 1996, 1997 and 1998, $55,000,000 for fiscal year 1999, and $60,000,000 for fiscal years 2000 and 2001), and (vi) imposing restrictions on Investments (as defined below), the purchase or redemption of subordinated debt prior to its stated maturity, dividends and other distributions, and the redemption or purchase of capital stock of the Company.

          "EBITDA" means, for any period, the Company and certain of its subsidiaries' consolidated earnings before depreciation, amortization, interest expense, preopening expenses, extraordinary items and taxes, all as determined in accordance with generally accepted accounting principles, ("GAAP"), plus the earnings, before depreciation, amortization, interest expense, preopening expenses, extraordinary items and taxes, all as determined in accordance with GAAP, during such period for any new venture acquired by the Company or its subsidiaries during such period, in either case, plus (or minus) any non-cash loss (or gain) arising from a change in GAAP.

          "Fixed Charge Coverage Ratio" means the ratio of (a) twelve-month trailing EBITDA plus rental payments during such period to (b) the sum of
     (i) the Company's and certain of its subsidiaries' consolidated interest expense, provision for taxes and rental payments (each as defined under GAAP) for such twelve-month period, plus (ii) all dividends and distributions paid on any shares of capital stock of the Company during such twelve month period plus (iii) all mandatory principal payments required to be made by the Company or certain of its subsidiaries (whether or not such payments are actually made) for such twelve-month period (exclusive of (a) the repayment of certain indebtedness and (b) the payment of the loans in connection with mandatory reductions of the commitment).

          "Funded Debt" means the Company's outstanding total consolidated debt (including letters of credits, synthetic leases and capital leases, but excluding trade payables and other current accrued liabilities) calculated as the average of the amounts outstanding as of the last day of each calendar month in a fiscal quarter.

          "Investment" means, relative to any person, (a) any loan or advance made by such person to any other person (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business); (b) any contingent liability of such person; and (c) any ownership or similar interest held by such person in any other person.

          "Maintenance Capital Expenditures" means any capital expenditures which are made to maintain or restore the condition or usefulness of property, but which are not properly chargeable to repairs and maintenance in accordance with GAAP; provided, however, that such term will not include any capital expenditures to restore the condition or usefulness of property to the extent funded from insurance proceeds delivered to the Company or its subsidiaries in accordance with the terms of the New Bank Credit Facility.

          "Tangible Net Worth" means the consolidated net worth of the Company and certain of its subsidiaries after subtracting therefrom the aggregate amount of any intangible assets of the Company and such subsidiaries, including goodwill, franchises, licenses, patents, trademarks and trade names.

10.75% SENIOR SUBORDINATED NOTES

     The 10.75% Notes were issued under an indenture dated September 3, 1993 (the "10.75% Indenture"), between the Company and State Street Bank and Trust Company, as Trustee. The aggregate principal amount of the 10.75% Notes is $150 million. The 10.75% Notes mature on September 1, 2003 and bear interest at a rate of 10.75% per annum, payable semi-annually on September 1 and March 1. The 10.75% Notes, which are subordinate to the Notes, are subject to redemption at the Company's option after September 1, 1996 at redemption prices ranging from 105.00% in 1996 to 100.00% in 1999 and thereafter of their principal amount, plus accrued interest to the redemption date. In addition, upon a Change of Control, as defined in the 10.75% Indenture, each holder of 10.75% Notes has the right to require the Company to repurchase each holder's 10.75% Notes at a purchase price in cash equal to 101% of the principal amount thereof. The Company currently anticipates redeeming the 10.75% Notes during the second quarter of fiscal 1997. See "Use of Proceeds."

     The 10.75% Indenture contains restrictive covenants which, among other things, impose significant restrictions on the Company's operations, including restrictions on the Company's ability to incur any debt unless the Consolidated Fixed Charge Coverage Ratio (as defined below) exceeds 3.0 to 1.0, or to create or permit liens on assets, in each case other than debt or liens permitted in certain limited amounts. "Consolidated Fixed Charge Coverage Ratio" is defined in the 10.75% Indenture as the total interest expense of the Company and its Restricted Subsidiaries (as defined below), including (i) the interest component of capital lease obligations, (ii) one-third of the rental expense attributable to operating leases, (iii) amortization of debt discount and commissions, discounts and other similar fees and charges owed with respect to debt, (iv) non-cash interest payments, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) net costs under interest rate swap obligations designed to provide interest rate protection (including amortization of fees), and (vii) dividends on all preferred stock of Restricted Subsidiaries owned by persons other than the Company or a wholly-owned subsidiary of the Company, directly or indirectly. "Restricted Subsidiaries" include all consolidated subsidiaries of the Company except those specifically designated by the Company as an "Unrestricted Subsidiary." In addition to debt incurred within the permitted Consolidated Fixed Charge Coverage Ratio, the Company or any of its Restricted Subsidiaries may have or incur debt (i) which was outstanding at the time of the issuance of the 10.75% Notes or incurred in connection with the refinancing thereof, (ii) to a Restricted Subsidiary (and, similarly, a Restricted Subsidiary may incur debt to the Company), (iii) up to $40 million for the acquisition, construction or expansion by the Company or a Restricted Subsidiary of any new or existing facility or facilities relating to the gaming business and the related businesses of the Company or such Restricted Subsidiary, (iv) for the maintenance, refurbishment or replacement of assets relating to the gaming business and the related businesses of the Company, (v) solely in respect of performance bonds and completion guarantees, and (vi) with respect to interest rate swap obligations. With respect to the creation of any liens on assets, the Company or any of its Restricted Subsidiaries may create liens with respect to (i) debt existing as of the date of the 10.75% Indenture, (ii) debt senior to the 10.75% Notes, (iii) the property of any subsidiary securing debt of such subsidiary, (iv) debt in favor of the Company or a wholly-owned subsidiary, (v) securing debt of the Company that is pari passu with the 10.75% Notes, so long as such liens are equal and ratable to liens with respect to the 10.75% Notes, and that is subordinate or junior in right of payment to the 10.75% Notes, so long as such liens are junior to liens with respect to the 10.75% Notes, and (vi) certain other permitted liens. In addition, the 10.75% Indenture contains covenants that restrict the Company's ability to make investments in or loans to affiliates, to sell or dispose of its assets or to merge or consolidate with other entities. The Company intends to use the proceeds of the Offerings to reduce indebtedness outstanding under the New Bank Credit Facility. Amounts available under the New Bank Credit Facility will be used to effect the redemption of the 10.75% Notes.

11% SENIOR SUBORDINATED NOTES

     The 11% Notes were issued under an indenture dated November 15, 1992 (the "11% Indenture"), among CHFC, CH&C, as Guarantor, and State Street Bank and Trust Company, as Trustee. The aggregate outstanding principal amount of the 11% Notes is $185 million. CH&C has guaranteed the payment of the 11% Notes (the "CH&C Guaranty"). The CH&C Guaranty ranks junior in right to payment to all Senior Debt (as defined in the 11% Indenture) of CH&C, including the Notes, and pari passu with all other subordinated debt of CH&C.

     The 11% Notes mature on December 1, 2002 and bear interest at a rate of 11% per annum, payable semiannually on June 1 and December 1. The 11% Notes are subject to redemption at the option of CHFC after December 1, 1997, at redemption prices ranging from 104.125% in 1997 to 100% in 1999 and thereafter of the principal amount outstanding plus accrued interest to the redemption date. In addition, upon a Change of Control (as defined in the 11% Indenture), each holder of 11% Notes has the right to require CHFC to repurchase the holder's 11% Notes at a purchase price in cash equal to 101% of the principal amount thereof.

     The 11% Indenture contains restrictive covenants which, among other things, impose significant restrictions on CH&C's operations, including restrictions on CH&C's ability to incur any debt unless the Consolidated Fixed Charge Coverage Ratio (as defined below) exceeds 2.0 to 1.0, or to create or permit liens on assets, in each case, except such debt or liens in certain limited amounts. "Consolidated Fixed Charge Coverage Ratio" is defined in the 11% Indenture as the total interest expense of CH&C and its Restricted Subsidiaries (as defined below), including (i) the interest component of capital lease obligations, (ii) one-third of the rental expense attributable to operating leases, (iii) amortization of debt discount and commissions, discounts and other similar fees and charges owed with respect to debt, (iv) non-cash interest payments, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and banker's acceptance financing, (vi) net costs under interest swap obligations designed to provide interest rate swap protection (including amortization of fees), and (vii) dividends on all preferred stock of Restricted Subsidiaries owned by persons other than CH&C or a wholly-owned subsidiary of CH&C, directly or indirectly. "Restricted Subsidiaries" include all consolidated subsidiaries of CH&C except those specifically designated by CH&C as an "Unrestricted Subsidiary." In addition to the debt incurred within the Permitted Consolidated Fixed Charge Coverage Ratio, CH&C or any of its Restricted Subsidiaries may have or incur debt (i) which was outstanding at the time of the issuance of the 11% Notes, and incurred in connection with the refinancing thereof, (ii) to a Restricted Subsidiary (and, similarly, a Restricted Subsidiary may incur debt to the Company), (iii) up to $40 million for the acquisition, construction or expansion by CH&C or a Restricted Subsidiary of any new or existing facility or facilities relating to the gaming business and the related businesses of CH&C or such Restricted Subsidiary, (iv) for the maintenance, refurbishment or replacement of assets relating to the gaming business and the related businesses of CH&C, (v) solely in respect of performance bonds and completion guarantees, and (vi) with respect to interest rate swap obligations. With respect to the existence and creation of any liens on assets, CH&C or any of its Restricted Subsidiaries may suffer to exist or create liens with respect to (i) debt existing as of the date of the 11% Indenture, (ii) debt senior to the 11% Notes, (iii) the property of any subsidiary securing debt of such subsidiary, (iv) debt in favor of CH&C or a wholly-owned subsidiary, (v) securing debt of CH&C that is pari passu with the 11% Notes, so long as such liens are equal and ratable to liens with respect to the 11% Notes, and debt that is subordinate or junior in right of payment to the 11% Notes, so long as such liens are junior to liens with respect to the 11% Notes, and (vi) certain other permitted liens. In addition, the 11% Indenture contains covenants that restrict CH&C's ability to make investments in or loans to affiliates, to sell or dispose of its assets, or to merge or consolidate with other entities.

  % SENIOR NOTES

     The   % Senior Notes (the "  % Notes") are being offered concurrently with the Common Stock being offered hereby. Consummation of the Offering is not contingent upon consummation of the Notes Offering, and there can be no
assurance that the Notes Offering will be consummated. The   % Notes will be
issued under an indenture (the "  % Indenture") to be dated as of             ,
1996 among the Company, certain subsidiaries of the Company as guarantors and
The Bank of New York as Trustee. The aggregate outstanding amount of the   %
Notes is $          million. Certain subsidiaries of the Company have guaranteed
payment of the   % Notes on a senior basis.

     The   % Notes mature on             , 2003 and bear interest at a rate of
  % per annum, payable semiannually on             and             of each year
commencing             1997. The   % Notes are subject to redemption at the
option of the Company after             2000, at redemption prices ranging from
  % in 2000 to   % in 2002 and thereafter of the principal amount outstanding plus accrued interest to the redemption date. In addition, upon a Change of
Control (as defined in the   % Indenture) (or, if the Notes have been rated
"investment grade," upon a Change of Control and a ratings decline), each holder
of   % Notes has the option to require the Company to repurchase the holders   %
Notes at a purchase price in cash equal to 101% of the principal amount thereof.

     During any period of time that (i) the      % Notes have Investment Grade
Status (as defined in the      % Indenture), and (ii) no default or event of
default has occurred and is continuing under the      % Indenture, the Company
and its Restricted Subsidiaries will not be subject to the provisions of the
     % Indenture described below. In the event that the Company and its Restricted Subsidiaries are not subject to such covenants with respect to the
     % Notes for any period of time as a result of the preceding sentence and, subsequently, at least two of the three rating agencies withdraw their ratings
or assign the      % Notes a rating below the required ratings, then the Company and its Restricted Subsidiaries will thereafter again be subject to such
covenants for the benefit of the      % Notes.

     The Company shall not, and shall not permit any Restricted Subsidiary to, incur any indebtedness unless no event of default has occurred and is continuing and unless after giving effect thereto, the Company's Consolidated Fixed Charge Coverage Ratio (as defined below) would exceed 2.0 to 1.0. "Consolidated Fixed
Charge Coverage Ratio" is defined in the   % Indenture as the total interest
expense of the Company and its Restricted Subsidiaries (other than Unrestricted Subsidiaries (both as defined below), including (i) the interest component of capital lease obligations, (ii) one-third of the rental expense attributable to operating leases, (iii) amortization of indebtedness discount and commissions, discounts and other similar fees and charges owed with respect to Indebtedness,
(iv) noncash interest payments, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) net costs pursuant to interest rate agreements, (vii) dividends on all preferred stock of Restricted Subsidiaries held by persons other than the Company or a Restricted Subsidiary, (viii) interest attributable to the indebtedness of any other person for which the Company or any Restricted Subsidiary is responsible or liable as obligor, guarantor or otherwise (including Indebtedness guaranteed pursuant to investment guarantees), and
(viii) any dividend or distribution, whether in cash, property or securities, on disqualified stock of the Company. "Restricted Subsidiaries" include all consolidated subsidiaries of the Company except those specifically designated by the Company as "Unrestricted Subsidiaries."

     Notwithstanding the foregoing limitation, the Company may incur the following indebtedness: (i) indebtedness evidenced by the Notes; (ii)
indebtedness outstanding on the date the      % Notes are issued; (iii) so long
as no event of default has occurred and is continuing, indebtedness under the New Bank Credit Facility or any replacement thereof in an aggregate amount outstanding at any time not to exceed $500 million, as such amount may be reduced as a result of certain repayments; (iv) indebtedness of the Company or a Restricted Subsidiary owing to and held by a Restricted Subsidiary or the Company; (v) indebtedness under agreements designed to provide interest rate protection or to limit exchange rate risk in connection with transactions entered into in the ordinary course of business; (vii) indebtedness in connection with one or more standby letters of credit, performance bonds or completion guarantees issued in the ordinary course of business or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit; (viii) Indebtedness outstanding under
Permitted FF&E Financings (as defined in the   % Indenture) which are either (x)
non-recourse indebtedness of the Company and its Restricted Subsidiaries or (y) limited in amount for each gaming facility owned or leased by the Company or any of its Restricted Subsidiaries to the lesser of (1) the amount of FF&E used in such gaming facility and financed by such Permitted FF&E Financing or (2) $10 million; (ix) so long as no Event of Default has occurred and is continuing, indebtedness of the Company not otherwise permitted to be Incurred pursuant to the provisions of the Consolidated Fixed Charge Coverage Ratio or this paragraph in an aggregate amount Incurred not to exceed $25 million; or (x) refinancing indebtedness incurred in respect of indebtedness outstanding pursuant to the provisions of the Consolidated Fixed Charge Ratio, or clauses (i), (ii), (iii),
(viii) and this clause (x) of this paragraph.

     In addition, because the Company is a holding company, its ability to pay dividends will be dependent upon the ability of its subsidiaries and controlled entities to pay dividends and make distributions to the Company which may be further limited by the agreements governing the Company's indebtedness. See "Risk Factors -- Holding Company Structure and Dividend Limitations."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of August 30, 1996 and as adjusted to reflect the Offering (i) by each person who is known by the Company to own more than 5% of the Common Stock, (ii) by each director and named executive officer of the Company, (iii) the other Selling Stockholders, and (iv) by all officers and directors of the Company as a group. Except as indicated, each person listed below has sole voting and investment power with respect to the shares set forth opposite such person's name.


                                         SHARES BENEFICIALLY OWNED                   SHARES BENEFICIALLY OWNED
                                           PRIOR TO THE OFFERING      SHARES TO BE       AFTER THE OFFERING
                                         --------------------------   SOLD IN THE    --------------------------
                NAME(A)                    NUMBER      PERCENTAGE       OFFERING       NUMBER      PERCENTAGE
- ---------------------------------------  ----------   -------------   ------------   ----------   -------------
William S. Boyd(b).....................  26,347,933        45.6%          142,786    26,205,147       42.4%
Jimma L. Beam(c).......................   3,610,829         6.3           --          3,610,829         5.9
Marianne Boyd Johnson(d)...............   2,061,522         3.6           180,000     1,881,522         3.0
William R. Boyd(e).....................   2,049,239         3.6           180,000     1,869,239         3.0
Perry B. Whitt(f)......................   1,693,158         3.0           100,000     1,593,158         2.6
Robert Boughner(g).....................     572,203       *               150,000       422,203       *
Charles L. Ruthe(h)....................     482,121       *               300,000       182,121       *
Ellis Landau(i)........................     437,305       *               125,000       312,305       *
Ralph Purnell(j).......................     289,332       *               --            289,332       *
Maunty C. Collins(k)...................     242,997       *               --            242,997       *
Charles E. Huff(l).....................      76,264       *               --             76,264       *
Warren L. Nelson(m)....................      59,500       *               --             59,500       *
James Hippler(n).......................      38,829       *               --             38,829       *
Keith E. Smith(o)......................      27,354       *               --             27,354       *
Brian Larson(p)........................      26,767       *               --             26,767       *
Kenny C. Guinn(q)......................       7,750       *               --              7,750       *
Donald Snyder(r).......................         200       *               --                200       *
Samuel J. Boyd(s)......................   1,676,000         2.9           100,000     1,576,000         2.6
Gregory W. Nelson......................     516,611       *                20,000       496,611       *
Al Garbian.............................     380,000       *                40,000       340,000       *
All officers and directors as a group
  (16 persons)(t)......................  34,412,474        58.7         1,177,786    33,234,688        53.1


- ---------------
 *  Represents less than one percent.

(a) The mailing address of all persons in the list set forth above is: 2950 South Industrial Road, Las Vegas, Nevada 89109.

(b) Includes 22,976,266 shares of Common Stock held by The William S. Boyd Gaming Properties Trust, of which Mr. Boyd is trustee, and 2,800,000 shares held by the William S. Boyd Family Limited Partnership, of which a corporation owned by Mr. Boyd is the sole general partner. Also includes 571,667 shares issuable pursuant to options exercisable within 60 days of the date of the Offering. In the event the Underwriters' over-allotment options were exercised in full, Mr. Boyd would sell an additional 30,000 shares in the Offering. Mr. Boyd is the Company's Chairman of the Board and Chief Executive Officer.

(c) Includes 1,000 shares of Common Stock held by the Jimma L. Beam Revocable Trust, of which Ms. Beam is trustee.


(d) Includes 2,012,906 shares of Common Stock held by The Marianne E. Boyd Gaming Properties Trust, of which Ms. Johnson is trustee, 1,000 shares held by the Marianne E. Boyd Trust, of which Ms. Johnson is trustee, and 19,488 shares held by educational trusts for Ms. Johnson's nieces and nephews, of which Ms. Johnson is trustee. Ms. Johnson disclaims beneficial ownership of the shares held by such educational trusts. Also includes 26,167 shares issuable pursuant to options exercisable within 60 days of the date of the Offering. In the event the Underwriters' over-allotment options were exercised in full, Ms. Johnson would sell an additional 20,000 shares in the Offering. Ms. Johnson is the Company's Assistant Secretary and a Director.


(e) Includes 1,967,266 shares of Common Stock held by The William R. Boyd Gaming Properties Trust, of which Mr. Boyd is trustee, 48,403 shares held in trust for the benefit of Mr. Boyd's children, and 4,837 shares held in an educational trust for Mr. Boyd's nephew, of which Mr. Boyd is trustee. Mr. Boyd disclaims beneficial ownership of the shares held by such children's and educational trusts. Also includes 26,167 shares issuable pursuant to options exercisable within 60 days of the date of the Offering. In the event the Underwriters' over-allotment options were exercised in full, Mr. Boyd would sell an additional 20,000 shares in the Offering. Mr. Boyd is the Company's Vice President and a Director.

(f) Includes 1,688,658 shares of Common Stock held by the Whitt Family Trust, of which Mr. Whitt and his wife are trustees. Also includes 4,500 shares issuable pursuant to options exercisable within 60 days of the date of the Offering. In the event the

    Underwriters' over-allotment options were exercised in full, Mr. Whitt would sell an additional 10,000 shares in the Offering. Mr. Whitt is the Company's Vice Chairman of the Board.

(g) Includes 408,870 shares of Common Stock held by the Robert L. Boughner Investment Trust, of which Mr. Boughner is trustee. Also includes 163,333 shares issuable pursuant to options exercisable within 60 days of the date of the Offering. In the event the Underwriters' over-allotment options were exercised in full, Mr. Boughner would sell an additional 25,000 shares in the Offering. Mr. Boughner is the Company's Executive Vice President, Chief Operating Officer and a Director.

(h) Includes 1,000 shares of Common Stock owned by the Donna A. Ruthe Revocable Living Trust, of which Mr. Ruthe's wife is trustee. Also includes 163,333 shares of Common Stock which Mr. Ruthe has the right to acquire through the exercise of options exercisable within 60 days of the date of the Offering. Mr. Ruthe, the Company's President and a Director, is currently on leave of absence.

(i) Includes 130,000 shares of Common Stock issuable pursuant to options exercisable within 60 days of the date of the Offering. In the event the Underwriters' over-allotment options were exercised in full, Mr. Landau would sell an additional 25,000 shares in the Offering. Mr. Landau is the Company's Senior Vice President, Chief Financial Officer and Treasurer.

(j) Includes 9,000 shares of Common Stock owned by the Ralph W. Purnell Irrevocable Trust. Also includes 115,000 shares issuable pursuant to options exercisable within 60 days of the date of the Offering. Mr. Purnell is the Company's Senior Vice President -- Director of Operations, Nevada Region.

(k) Includes 97,550 shares of Common Stock held by the Maunty C. Collins Trust, of which Mr. Collins is trustee, and 1,708 shares owned by Mr. Collin's wife. Also includes 100,000 shares issuable pursuant to options exercisable within 60 days of the date of the Offering. Mr. Collins is the Company's Senior Vice President -- Director of Operations, Central Region.

(l) Includes 4,900 shares of Common Stock issuable pursuant to options exercisable within 60 days of the date of the Offering. Mr. Huff is the Company's Vice President, Secretary and General Counsel.

(m) Includes 4,500 shares of Common Stock issuable pursuant to options exercisable within 60 days of the date of the Offering. Mr. Nelson is a Director of the Company.

(n) Includes 26,167 shares of Common Stock issuable pursuant to options exercisable within 60 days of the date of the Offering. Mr. Hippler is the Company's Senior Vice President -- Administration.

(o) Includes 325 shares of Common Stock owned by Mr. Smith's wife. Also includes 26,442 shares issuable pursuant to options exercisable within 60 days of the date of the Offering. Mr. Smith is the Company's Vice President and Controller.

(p) Includes 26,167 shares of Common Stock issuable pursuant to options exercisable within 60 days of the date of the Offering. Mr. Larson is the Company's Vice President -- Development and Assistant Secretary.

(q) Includes 2,750 shares of Common Stock issuable pursuant to options exercisable within 60 days of the date of the Offering. Mr. Guinn is a Director of the Company.

(r) Mr. Snyder is the Company's Executive Vice President -- Administration and a Director.

(s) Mr. Boyd is currently a shift boss at the Fremont and prior to such position served as a shift boss at Sam's Town Las Vegas and the Company's Executive Assistant -- Administration.


(t) Includes 1,390,093 shares of Common Stock issuable pursuant to options exercisable within 60 days of the date of the Offering.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue up to 200,000,000 shares of Common Stock, $.01 par value, and 5,000,000 shares of Preferred Stock, $.01 par value (the "Preferred Stock"). Upon the closing of the Offering, there will be 61,213,720 shares of Common Stock issued and outstanding (61,813,720 if the Underwriters' over-allotment options are exercised in full) and no shares of Preferred Stock outstanding.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of Common Stock do not have the right of cumulative voting for the election of directors. Subject to any preferences which may be granted to the holders of Preferred Stock, each holder of Common Stock is entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, as well as any distributions to the stockholders and, in the event of a liquidation, dissolution or winding up of the Company, is entitled to share ratably in all assets of the Company remaining after payment of liabilities. Holders of Common Stock have no conversion, redemption or preemptive rights or other rights to subscribe for additional shares. Shares of Common Stock will not be subject to redemption except as required to comply with any laws, rules or regulations governing the conduct of the gaming business. The outstanding shares of Common Stock are, and the shares to be sold by the Company in this Offering will be, when issued and delivered, validly issued, fully paid and nonassessable. Certificates for shares of Common Stock may bear legends required by the gaming authorities of the various states in which the Company operates.

     The Board may issue shares of Preferred Stock in one of more series and determine the designation and fix the number of shares of each series without further action by the holders of Common Stock. The Board is further authorized to fix and determine the dividend rate, premium or redemption rate, conversion rights, voting rights, preferences, privileges, restrictions and other variations granted to and imposed on any unissued series of Preferred Stock. No shares of Preferred Stock will be outstanding immediately after the Offering, and the Company currently has no plans to issue any such shares. The issuance of shares of Preferred Stock under certain circumstances could have the effect of delaying or preventing a change of control of the Company or other corporate action.

CERTAIN ANTI-TAKEOVER EFFECTS

     The Company's Restated Articles of Incorporation and Restated Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board of Directors and to discourage an unsolicited takeover of the Company if the Board of Directors determines that such a takeover is not in the best interests of the Company and its stockholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of the Company's stockholders deemed such an attempt to be in their best interests, including those attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Bylaws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the Board or a committee thereof, of candidates for election as directors. The Company may reject a stockholder proposal or nomination that is not made in accordance with such procedures.

     Classified Board of Directors. The Restated Articles of Incorporation provide for the board to be divided into three classes, as nearly equal in numbers as the then number of Board members permit with the term of office of one class expiring each year. As a result, approximately one-third of the Board will be elected each year. Currently, the size of the Board is fixed at six members. The classified Board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the company and its stockholders. The Restated Articles of Incorporation also provide that a director may not be removed from office without cause unless by the vote of the holders of 66.67% or more of the outstanding shares of Common Stock entitled to vote.

NEVADA LEGISLATION

     On October 1, 1991, Nevada's "Combination with Interested Stockholders Statute" and certain amendments to Nevada's "Control Share Acquisition Statute" became effective. Both statutes may have the effect of delaying or making it more difficult to effect a change in control of the Company.


     The Combination with Interested Stockholders Statute (Nev. Rev. Stat. Ann. sections 78.411-.444 (1995)) prevents an "interested stockholder" and an applicable Nevada corporation from entering into a "combination," unless certain conditions are met. A "combination" means any merger or consolidation with an "interested stockholder," or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an "interested stockholder": (i) having an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation; (ii) having an aggregate market value equal to 5% or more of the aggregate market value of all of the outstanding shares of the corporation; or (iii) representing 10% or more of the earning power or net income of the corporation. An "interested stockholder" means the beneficial owner of 10% or more of the voting shares of a corporation, or an affiliate or associate thereof. A corporation may not engage in a "combination" within three years after the interested stockholder acquired his shares unless the combination or the purchase of shares made by the interested stockholder was approved by the board of directors before the interested stockholder acquired such shares. If this approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher; (ii) the market value per Common Share on the date of the announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher; or (iii) for the holders of preferred stock, the highest liquidation value of the preferred stock, if it is greater than the value of (i) and (ii) as applicable to preferred stock pursuant to the statute.



     Nevada's Control Share Acquisition Statute (Nev. Rev. Stat. Ann. sections 78.378-.3793 (1995)) prohibits an acquiror, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's disinterested stockholders. The Control Share Acquisition Statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power in the election of directors. Once an acquiror crosses one of the above thresholds, those shares in the immediate offer or acquisition and those shares acquired within 90 days become Control Shares (as defined in such statute) and such Control Shares are deprived of the right to vote until disinterested stockholders restore the right. The Control Share Acquisition Statute also provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares. The Board is required to notify such stockholders within 20 days after the vote of the stockholders that they have the right to receive the fair value of their shares in accordance with statutory procedures established generally for dissenter's rights.


TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is Chase Mellon Securities Corp.

                   CERTAIN UNITED STATES TAX CONSEQUENCES TO
                      NON-UNITED STATES HOLDERS OF SHARES

     The following is a summary of the principal United States Federal income and estate tax consequences of the ownership and sale or other disposition of Common Stock by a person (a "non-U.S. holder") which, for United States Federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, as such terms are defined in the Internal Revenue Code of 1986 (the "Code"). This summary deals only with Common Stock held as capital assets and does not address all aspects of United States Federal income and estate taxes which may be relevant to non-U.S. holders which may be subject to special treatment under United States Federal income tax laws (for example, insurance companies, tax exempt organizations, financial institutions or broker-dealers). Furthermore, this summary does not discuss any aspect of foreign, state or local taxation. This summary is based on current provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change.

     Dividends. Dividends paid to a non-U.S. holder of Common Stock will be subject to withholding of United States Federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends (i) are effectively connected with the conduct of a trade or business of the non-U.S. holder in the United States and the non-U.S. holder provides the payer with proper documentation or (ii) if a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder. In order to claim the benefit of an applicable tax treaty rate, a non-U.S. holder may have to file with the Company or its dividend paying agent an exemption or reduced treaty rate certificate or letter in accordance with the terms of such treaty.

     Dividends that are effectively connected with such a United States trade or business or, if a tax treaty applies, are attributable to such a United States permanent establishment, are generally subject to tax on a net income basis (that is, after allowance for applicable deductions) at rates applicable to United States citizens, resident aliens and domestic United States corporations and are not generally subject to withholding. Any such effectively connected dividends received by a non-United States corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payer has knowledge to the contrary), and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under recently proposed United States Treasury regulations (the "Proposed Regulations"), not currently in effect, however, a non-U.S. holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. The Proposed Regulations are proposed to be effective for payments made after December 31, 1997. There can be no assurance that the Proposed Regulations will be adopted or as to the provisions that they will include if and when adopted in temporary or final form. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption discussed above.

     A non-U.S. holder of Common Stock that is eligible for a reduced rate of United States tax withholding pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

     Disposition of the Common Stock. A non-U.S. holder generally will not be subject to United States Federal income tax in respect of gain recognized on the sale or other disposition of Common Stock unless (i) (a) the gain is effectively connected with the conduct of a trade or business of a non-U.S. holder in the United States or (b) if a tax treaty applies, the gain is attributable to a United States permanent establishment of the non-U.S. holder, (ii) in the case of an individual non-U.S. holder who is present in the United States for 183 or more days in the taxable year of the sale or other disposition and either

(a) such individual's "tax home" for United States Federal income tax purposes is in the United States, or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual or
(iii) (a) if the Company is or has been a "U.S. real property holding corporation" for Federal income tax purposes at any time during the five-year period ending on the date of the disposition, or, if shorter, the period during which the non-U.S. holder held the Common Stock (the "applicable period"), and
(b) the Common Stock is not regularly traded on an established securities market, or if the Common Stock is regularly traded on an established securities market, the non-U.S. holder owns, actually or constructively, at any time during the applicable period more than 5% of the Common Stock. The Company believes that it is and will continue to be a U.S. real property holding corporation and, at present, the Common Stock is regularly traded on an established securities market.

     If an individual non-U.S. holder falls under clause (i) above, such individual generally will be taxed on the net gain derived from a sale under regular graduated United States Federal income tax rates. If an individual non-U.S. holder falls under clause (ii) above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain United States capital losses (notwithstanding the fact that such individual is not considered a resident of the United States). Thus, non-U.S. holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a sale of the Common Stock are urged to consult their tax advisors as to the tax consequences of such sale.

     If a non-U.S. holder that is a foreign corporation falls under clause (i) above, it generally will be taxed on its net gain under regular graduated United States Federal income tax rates and, in addition, will be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

     Federal Estate Taxes. Common Stock held by a holder who is neither a United States citizen nor a United States resident (as specifically defined for United States Federal estate tax purposes) at the time of death will be included in such holder's gross estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

     United States Information Reporting Requirements and Backup Withholding Tax. The Company must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

     United States backup withholding (which generally is imposed at a 31% rate) generally will not apply to (i) the payment of dividends paid on the Common Stock to a non-U.S. holder at an address outside the United States or (ii) the payment of the proceeds of a sale of the Common Stock to or through the foreign office of a broker. In the case of the payment of proceeds from such a sale of the Common Stock through a foreign office of a broker that is a United States person or a "U.S. related person," however, information reporting (but not backup withholding) is required with respect to the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder (and has no actual knowledge to the contrary) and certain other requirements are met or the holder otherwise establishes an exemption. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for United States Federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities which are effectively connected with the conduct of a United States trade or business. The payment of the proceeds of a sale of the Common Stock to or through a United States office of a broker is subject to information reporting and possible backup withholding at a rate of 31% unless the holder certifies, among other things, its non-United States status under penalties of perjury or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder's United States Federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

     The Proposed Regulations would provide alternative methods for satisfying the certification requirements described above.

     Recent Developments. Legislation has been proposed from time to time that would tax 10 percent, non-U.S. holders on the gains from the sale of stock of United States corporations. It is not clear if similar legislation will be proposed in the future or, if proposed, whether it would be enacted into law.

     THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE COMMON STOCK BY NON-UNITED STATES HOLDERS. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF THE COMMON STOCK INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement among the Company, the Selling Stockholders and Salomon Brothers Inc, Goldman, Sachs & Co., Montgomery Securities and Raymond James & Associates, Inc., as representatives of the several underwriters (the "Representatives"), the Company and the Selling Stockholders have agreed to sell to the entities named below (the "Underwriters"), and each such Underwriter has severally agreed to purchase from the Company and the Selling Stockholders, the aggregate number of shares of Common Stock set forth opposite its name below:

                                                                            NUMBER
                               NAME OF UNDERWRITER                         OF SHARES
        -----------------------------------------------------------------  ---------
        Salomon Brothers Inc ............................................
        Goldman, Sachs & Co. ............................................
        Montgomery Securities............................................
        Raymond James & Associates, Inc. ................................

                                                                           ----------
                  Total..................................................  5,337,786
                                                                           ==========

     The Underwriting Agreement provides that the several Underwriters will be obligated to purchase all the shares of Common Stock being offered (other than the shares covered by the over-allotment options described below), if any are purchased.

     The Representatives have advised the Company that they propose initially to offer the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price
less a concession not in excess of $          per share. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of $ per share on sales to certain other dealers. After the initial offering, the price to public, and concessions to dealers may be changed.

     The Company and certain of the Selling Stockholders have granted to the Underwriters options, exercisable for 30 days from the date of this Prospectus, to purchase up to 730,000 additional shares of Common Stock at the price to public less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise these options solely for the purpose of covering over-allotments, if any, incurred in the sale of shares of Common Stock being offered hereby. To the extent the Underwriters exercise such options, each of the Underwriters will be obligated, subject to certain conditions, to purchase the same proportion of such additional shares as the number of shares set forth opposite such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

     The Company, each Selling Stockholder, each director and executive officer of the Company and certain other stockholders of the Company, holding in the
aggregate        shares of Common Stock, have agreed that they will not offer, sell, contract to sell or otherwise dispose of, directly or indirectly, with certain exceptions, any shares of Common Stock or any securities convertible into, or exchangeable for, Common Stock for a period of 120 days from the date of this Prospectus without the prior consent of the Representatives.


     No action has been taken or will be taken in any jurisdiction by the Company or the Underwriters that would permit a public offering of the shares offered hereby in any jurisdiction where action for that purpose is required, other than the United States. Persons who come into possession of this Prospectus are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the shares offered hereby and the distribution of this Prospectus.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain civil liabilities, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS


     The validity of the Common Stock offered hereby will be passed upon for the Company by McDonald Carano Wilson McCune Bergin Frankovich & Hicks LLP, Reno and Las Vegas, Nevada. Cravath, Swaine & Moore, New York, New York, has acted as counsel for the Underwriters in connection with the Offering being made hereby.


                                    EXPERTS

     The consolidated financial statements of the Company as of June 30, 1996 and 1995 and for each of the three years in the period ended June 30, 1996 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Par-A-Dice Gaming Corporation as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, included in Boyd Gaming Corporation's Form 8-K Current Report dated June 7, 1996, have been incorporated herein by reference in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission ("Commission"). Reports, proxy statements, and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, New York, New York 10048 and at the Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such information may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Website (http://www.sec.gov) that contains such reports, proxy statements and other information filed by the Company. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which the Company's Common Stock is listed.

     The Company has filed a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits filed as a part thereof. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of said document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed with the Commission and are incorporated by reference in this prospectus: (i) the Company's Annual Report on Form 10-K for the year ended June 30, 1995; (ii) the Company's amended Annual Report on Form 10-K/A for the year ended June 30, 1995, (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995; (iv) the Company's amended Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1995; (v) the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995; (vi) the Company's amended Quarterly Report on Form 10-Q/A for the quarter ended December 31, 1995; (vii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; (viii) the Company's Current Report on Form 8-K, dated May 13, 1996; (ix) the Company's Current Report on Form 8-K, dated June 7, 1996; (x) the Company's Current Report on Form 8-K, dated June 19, 1996; (xi) the Company's Current Report on Form 8-K, dated August 16, 1996; (xii) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A declared effective by the Commission on October 15, 1993; and (xiii) all other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities or incorporated herein by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written or telephone requests should be directed to Boyd Gaming Corporation, 2950 South Industrial Road, Las Vegas, Nevada 89109, Attention: Investor Relations, telephone (702) 792-7200.

                    BOYD GAMING CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Independent Auditors' Report..........................................................   F-2
Consolidated Financial Statements
  Consolidated Balance Sheets.........................................................   F-3
  Consolidated Statements of Income...................................................   F-4
  Consolidated Statements of Changes in Stockholders' Equity..........................   F-5
  Consolidated Statements of Cash Flows...............................................   F-6
Notes to Consolidated Financial Statements............................................   F-7

                          INDEPENDENT AUDITORS' REPORT

Boyd Gaming Corporation and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Boyd Gaming Corporation and Subsidiaries (the "Company") as of June 30, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Boyd Gaming Corporation and Subsidiaries at June 30, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Las Vegas, Nevada
August 23, 1996

                    BOYD GAMING CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             JUNE 30,
                                                                       ---------------------
                                                                         1996         1995
                                                                       --------     --------
ASSETS
Current assets
  Cash and cash equivalents..........................................  $ 48,980     $ 83,169
  Accounts receivable, net...........................................    16,040       16,135
  Inventories........................................................     6,531        6,648
  Prepaid expenses...................................................    15,265       13,465
                                                                        -------      -------
     Total current assets............................................    86,816      119,417
Property, equipment and leasehold interests, net.....................   797,593      765,799
Other assets and deferred charges....................................    58,489       53,686
Goodwill, net........................................................    10,527       10,611
                                                                        -------      -------
     Total assets....................................................  $953,425     $949,513
                                                                        =======      =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term debt...............................  $  4,031     $ 36,347
  Accounts payable...................................................    47,193       50,432
  Accrued liabilities
     Payroll and related.............................................    22,956       21,133
     Interest and other..............................................    20,956       20,792
  Income taxes payable...............................................       678          596
                                                                        -------      -------
     Total current liabilities.......................................    95,814      129,300
Long-term debt, net of current maturities............................   590,808      587,957
Deferred income taxes................................................    33,546       29,643
Commitments
Stockholders' equity
  Preferred stock, $.01 par value, 5,000,000 shares authorized.......     --           --
  Common stock, $.01 par value; 200,000,000 shares authorized;
     57,213,720 and 56,999,018 shares outstanding....................       572          570
  Additional paid-in capital.........................................   102,583      100,085
  Retained earnings..................................................   130,102      101,958
                                                                        -------      -------
     Total stockholders' equity......................................   233,257      202,613
                                                                        -------      -------
     Total liabilities and stockholders' equity......................  $953,425     $949,513
                                                                        =======      =======

  The accompanying notes are an integral part of these consolidated financial statements.

                    BOYD GAMING CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       FOR THE YEAR ENDED JUNE 30,
                                                                   -----------------------------------
                                                                     1996         1995         1994
                                                                   ---------    ---------    ---------
Revenues
  Casino.........................................................  $ 548,167    $ 463,179    $ 341,473
  Food and beverage..............................................    142,420      123,527       99,082
  Rooms..........................................................     69,645       62,300       44,934
  Other..........................................................     49,895       37,563       28,695
  Management fees and joint venture..............................     41,576       35,763           --
                                                                    --------     --------     --------
Gross revenues...................................................    851,703      722,332      514,184
Less promotional allowances......................................     75,846       61,992       45,965
                                                                    --------     --------     --------
    Net revenues.................................................    775,857      660,340      468,219
                                                                    --------     --------     --------
Costs and expenses
  Casino.........................................................    273,545      221,844      164,798
  Food and beverage..............................................     99,213       90,670       74,115
  Rooms..........................................................     25,842       24,578       19,683
  Other..........................................................     36,830       25,567       20,633
  Selling, general and administrative............................    114,497       79,785       54,441
  Maintenance and utilities......................................     30,171       28,452       21,057
  Depreciation and amortization..................................     60,626       54,518       42,136
  Corporate expense..............................................     24,343       24,356       12,503
  Preopening expense.............................................     10,004           --        4,605
                                                                    --------     --------     --------
    Total........................................................    675,071      549,770      413,971
                                                                    --------     --------     --------
Operating income.................................................    100,786      110,570       54,248
                                                                    --------     --------     --------
Other income (expense)
  Interest income................................................      1,174        2,072        3,379
  Interest expense, net of amounts capitalized...................    (52,360)     (48,443)     (39,472)
                                                                    --------     --------     --------
    Total........................................................    (51,186)     (46,371)     (36,093)
                                                                    --------     --------     --------
Income before provision for income taxes, cumulative effect of a
  change in accounting principle and extraordinary item..........     49,600       64,199       18,155
Provision for income taxes.......................................     20,021       27,950        7,505
                                                                    --------     --------     --------
Income before cumulative effect of a change in accounting
  principle and extraordinary item...............................     29,579       36,249       10,650
Cumulative effect of a change in accounting for income taxes.....         --           --        2,035
                                                                    --------     --------     --------
Income before extraordinary item.................................     29,579       36,249       12,685
Extraordinary item, net of tax benefit of $889...................      1,435           --           --
                                                                    --------     --------     --------
Net income.......................................................     28,144       36,249       12,685
Dividends on preferred stock.....................................         --           --          467
                                                                    --------     --------     --------
Net income applicable to common stock............................  $  28,144    $  36,249    $  12,218
                                                                    ========     ========     ========
Net income per common share
  Income before cumulative effect of a change in accounting
    principle and extraordinary item.............................  $     .52    $    0.64    $    0.19
  Cumulative effect of a change in accounting for income taxes...         --           --         0.04
  Extraordinary item.............................................       (.03)          --           --
                                                                    --------     --------     --------
Net income.......................................................  $     .49    $    0.64    $    0.23
                                                                    ========     ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                    BOYD GAMING CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                             PREFERRED STOCK            COMMON STOCK          ADDITIONAL                                TOTAL
                          ---------------------     ---------------------     PAID-IN      RETAINED     TREASURY    STOCKHOLDERS'
                           SHARES       AMOUNT        SHARES       AMOUNT     CAPITAL      EARNINGS      STOCK         EQUITY
                          --------     --------     ----------     ------     --------     --------     -------     -------------
BALANCES, JULY 1,
  1993.................    177,881     $ 19,260     48,410,506      $513      $  3,643     $ 53,491     $(4,221)      $  72,686
Net income.............                                                                      12,685                      12,685
Cash dividends on
  preferred stock......                                                                        (467)                       (467)
Conversion of preferred
  stock................   (177,881)     (19,260)     1,046,358        10        17,778                    1,472              --
Purchase of fractional
  shares...............                                    (78)                     (1)                                      (1)
Stock issued in
  connection with
  employee stock
  purchase plan........                                 36,944                     463                                      463
Stock issued in
  connection with
  acquisition..........                              2,723,165        27         7,107                                    7,134
Issuance of stock, net
  of expenses..........                              4,600,000        46        71,859                                   71,905
Cancellation of
  treasury stock.......                                              (28)       (2,721)                   2,749              --
                           -------     --------     ----------     -----       -------      -------     -------       ---------
BALANCES, JUNE 30,
  1994.................         --           --     56,816,895       568        98,128       65,709          --         164,405
Net income.............                                                                      36,249                      36,249
Stock issued in
  connection with
  employee stock
  purchase plan........                                182,123         2         1,957                                    1,959
                           -------     --------     ----------     -----       -------      -------     -------       ---------
BALANCES, JUNE 30,
  1995.................         --           --     56,999,018       570       100,085      101,958          --         202,613
Net income.............                                                                      28,144                      28,144
Stock issued in
  connection with
  employee stock
  purchase plan........                                212,368         2         2,466                                    2,468
Stock options
  exercised............                                  2,334        --            32                                       32
                           -------     --------     ----------     -----       -------      -------     -------       ---------
BALANCES, JUNE 30,
  1996.................         --           --     57,213,720      $572      $102,583     $130,102          --       $ 233,257
                           =======     ========     ==========     =====       =======      =======     =======       =========

  The accompanying notes are an integral part of these consolidated financial statements.

                    BOYD GAMING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                     FOR THE YEAR ENDED JUNE 30,
                                                                                  ---------------------------------
                                                                                    1996        1995        1994
                                                                                  ---------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income......................................................................  $  28,144   $  36,249   $  12,685
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization...............................................     60,626      54,518      42,136
    Cumulative effect of a change in accounting for income taxes................         --          --      (2,035)
    Extraordinary item..........................................................      1,435          --          --
    Deferred income taxes.......................................................      3,903      14,148         877
    Other.......................................................................        185          84        (142)
    Changes in assets and liabilities:
      (Increase) decrease in accounts receivable, net...........................         95      (3,089)     (4,383)
      (Increase) decrease in inventories........................................        117        (180)     (1,891)
      (Increase) decrease in prepaid expenses...................................     (1,800)      1,940      (4,952)
      Increase in other assets..................................................     (4,412)     (2,032)     (3,995)
      Increase (decrease) in other current liabilities..........................     15,504     (19,146)     39,766
      Increase (decrease) in income taxes payable...............................         82         596      (2,291)
                                                                                               --------   ---------
Net cash provided by operating activities.......................................    103,879      83,088      75,775
                                                                                               --------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
    Acquisition of property, equipment and other assets.........................   (107,734)   (181,212)   (307,045)
    Proceeds from loans receivable..............................................      2,000      30,667          --
    Cash acquired in Eldorado, Inc. acquisition.................................         --          --       1,622
    Decrease (increase) in short-term investments...............................         --       5,000      (5,000)
                                                                                               --------   ---------
Net cash used in investing activities...........................................   (105,734)   (145,545)   (310,423)
                                                                                               --------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of long-term debt....................................    230,934      86,025     148,500
    Payments on long-term debt..................................................   (265,149)    (22,027)    (13,862)
    Net borrowings under credit agreements......................................       (250)     13,000      35,000
    Dividends paid..............................................................         --          --        (467)
    Proceeds from issuance of common stock......................................      2,131       1,664      72,368
                                                                                               --------   ---------
Net cash provided by (used in) financing activities.............................    (32,334)     78,662     241,539
                                                                                               --------   ---------
Net increase (decrease) in cash and cash equivalents............................    (34,189)     16,205       6,891
Cash and cash equivalents, beginning of year....................................     83,169      66,964      60,073
                                                                                               --------   ---------
Cash and cash equivalents, end of year..........................................  $  48,980   $  83,169   $  66,964
                                                                                               ========   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Cash paid for interest, net of amounts capitalized..........................  $  54,064   $  51,405   $  33,541
    Cash paid for income taxes..................................................     15,266      12,607      10,050
                                                                                               ========   =========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
  AND FINANCING ACTIVITIES
    Property additions acquired on contracts and trade
      payables which were accrued, but not yet paid.............................  $   7,352   $  24,109   $  22,022
    Unamortized financing costs written-off.....................................      2,324          --          --
    Deferred bond financing costs incurred......................................         --          --       1,500
    Conversion of preferred stock to common stock...............................         --          --      17,788
                                                                                               ========   =========
    Acquisition of Eldorado, Inc.
      Assets acquired...........................................................         --          --   $  21,796
      Liabilities assumed.......................................................         --          --      14,662
                                                                                               --------   ---------
      Net acquisition...........................................................  $      --   $      --   $   7,134
                                                                                               ========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                    BOYD GAMING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Boyd Gaming Corporation and its wholly-owned subsidiaries, collectively referred to herein as the "Company." The Company owns and operates six casino entertainment facilities in Las Vegas, Nevada, one in Tunica, Mississippi and one in Kansas City, Missouri which opened in September 1995. The Company manages a casino entertainment facility in Philadelphia, Mississippi, which opened July 1, 1994, for which it has a seven-year management contract. The Company is also part owner of and manages a riverboat gaming operation in Kenner, Louisiana, which opened September 1994, for which it has a five-year management contract with certain renewal options. All material intercompany accounts and transactions have been eliminated.

  Cash and Cash Equivalents

     Cash and cash equivalents include highly liquid investments with an original maturity of three months or less. These investments are stated at cost which approximates fair value.

  Inventories

     Inventories are stated at lower of cost or market. Cost is determined using the first-in, first-out and retail inventory methods.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Costs of major improvements including interest incurred during construction of new facilities and major additions are capitalized; costs of normal repairs and maintenance are charged to expense as incurred. Gains or losses on disposal of assets are recognized as incurred.

  Fair Value of Financial Instruments

     The carrying value of the Company's cash and cash equivalents, trade receivables and trade payables approximates fair value because of the short maturity of those instruments. The Company estimates fair value of its long-term obligations based on quoted market prices or on the current rates offered to the Company for debt of the same remaining maturities.

  Goodwill

     The excess of total acquisition costs over the fair value of assets acquired is amortized using the straight-line method over forty years. As of June 30, 1996 and 1995, accumulated amortization was $4.0 million and $3.7 million, respectively.

  Revenues

     Casino revenues represent the net win from gaming wins and losses. Revenues include the retail value of room, food, beverage and other goods and services provided to customers without charge. Such amounts are then deducted as promotional allowances. The estimated cost of providing these promotional allowances is charged to the casino department in the following amounts:

                                                            YEAR ENDED JUNE 30,
                                                      -------------------------------
                                                       1996        1995        1994
                                                      -------     -------     -------
                                                              (IN THOUSANDS)
        Rooms.......................................  $10,660     $ 8,991     $ 8,308
        Food and beverage...........................   59,254      49,674      35,507
        Other.......................................    3,116       2,422       1,324
                                                      -------     -------     -------
        Total.......................................  $73,030     $61,087     $45,139
                                                      =======     =======     =======

  Income Taxes

     The Company and its subsidiaries file a consolidated federal tax return. The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standard (SFAS) No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net tax effects of (i) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (ii) operating loss and tax credit carryforwards.

  Preopening Expenses

     Expenses incurred prior to the opening of new facilities are capitalized as incurred and charged to expense upon commencement of operations. Preopening expenses associated with the development of Sam's Town Kansas City, which opened September 1995, amounted to $10 million and were charged to expense during the year ended June 30, 1996. Preopening expenses associated with the development of Sam's Town Tunica, which opened May 1994, amounted to $4.6 million, and were charged to expense during the year ended June 30, 1994.

  Net Income Per Common Share


     Net income per common share is based upon the weighted average number of common stock and common stock equivalents outstanding during the period which were 57,057,550, 56,870,104 and 54,297,226 for the years ended June 30, 1996,
1995 and 1994, respectively.


  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Recently Issued Accounting Standards

     The FASB issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets to Be Disposed Of, in March 1995. This statement, effective for the Company's fiscal year beginning July 1, 1996, requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management believes that adoption of SFAS No. 121 will not have a significant effect on the financial position or results of operations of the Company.

     The FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, in October 1995. This statement, effective for the Company's fiscal year beginning July 1, 1996, requires certain disclosures about the impact on results of operations of the fair value of stock based employee compensation arrangements. Management intends to continue to account for stock based employee compensation arrangements in accordance with Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, and accordingly believes that adoption of SFAS No. 123 will not have a significant effect on the financial position or results of operations of the Company. The Company will include the pro forma effects of this statement in its notes to financial statements for the year fiscal ending June 30, 1997.

NOTE 2: RELATED PARTIES


     In connection with the closing of the Company's initial public offering in October 1993, the Company purchased Eldorado, Inc., owner of Eldorado Casino and Jokers Wild Casino. The acquisition was accounted for as a purchase at historical cost. The Company issued 2,723,165 shares of common stock in exchange for all of the outstanding stock of Eldorado, Inc. and the assumption of debt and other liabilities. For the year ended June 30, 1994, revenue, net income and net income per common share on a pro forma basis as if Eldorado, Inc. were owned by the Company for the entire fiscal year were $4.8 million, $12.8 million and $0.23, respectively. Certain former stockholders of Eldorado, Inc. are also directors, officers and significant shareholders of the Company.


NOTE 3: ACCOUNTS RECEIVABLE

     Accounts receivable at June 30 are as follows:

                                                                  1996        1995
                                                                 -------     -------
                                                                   (IN THOUSANDS)
        Casino.................................................  $ 6,420     $ 5,661
        Hotel..................................................    3,622       2,415
        Other..................................................    8,110       9,854
                                                                 -------     -------
        Total..................................................   18,152      17,930
        Less allowance for doubtful accounts...................    2,112       1,795
                                                                 -------     -------
        Total..................................................  $16,040     $16,135
                                                                 =======     =======

NOTE 4: PROPERTY, EQUIPMENT AND LEASEHOLD INTEREST

     Property, equipment and leasehold interest consist of the following at June 30:

                                                               1996           1995
                                                            ----------     ----------
                                                                 (IN THOUSANDS)
        Land..............................................  $  120,557     $  115,803
        Buildings and improvements........................     605,332        482,443
        Furniture and equipment...........................     312,937        281,791
        Leasehold improvements............................      42,270         42,878
        Construction in progress..........................      50,854        129,190
                                                              --------       --------
        Total fixed assets................................   1,131,950      1,052,105
        Less accumulated depreciation and amortization....     334,357        286,306
                                                              --------       --------
        Net fixed assets..................................  $  797,593     $  765,799
                                                              ========       ========

     Depreciation and amortization are computed using the straight-line method over the following useful lives:

                                                                USEFUL LIVES
                                                                -------------
                Buildings and improvements....................  4 to 40 years
                Furniture and equipment.......................  3 to 30 years
                Leasehold improvements........................  3 to 40 years


     Interest costs of $4.3 million, $7.1 million and $6.6 million were capitalized in 1996, 1995 and 1994, respectively, during construction of new properties and major additions.

NOTE 5: LONG-TERM DEBT

     Long-term debt at June 30 consists of the following:

                                                                 1996         1995
                                                               --------     --------
                                                                  (IN THOUSANDS)
        Notes payable under credit agreements................  $235,000     $281,500
        11% senior subordinated notes........................   185,000      185,000
        10.75% senior subordinated notes.....................   150,000      150,000
        Other................................................    24,839        7,804
                                                               --------     --------
        Total long-term debt.................................   594,839      624,304
        Less current maturities..............................     4,031       36,347
                                                               --------     --------
        Total................................................  $590,808     $587,957
                                                               ========     ========

     On June 19, 1996, the Company entered into a $500 million five-year reducing, revolving bank credit facility which matures in June 2001 (the "New Bank Credit Facility"). The New Bank Credit Facility replaced the Company's amended senior credit agreement, Boyd Tunica loan and Boyd Kansas City loan. Total availability under the New Bank Credit Facility will be reduced by $25 million at the end of two and one-half years and reduced by an additional $50 million at the end of each six-month period thereafter until maturity. As of June 30, 1996, the Company had unused availability of $265 million under the New Bank Credit Facility. Interest on the New Bank Credit Facility is based upon the agent bank's quoted reference rate or London Interbank Offered Rate, at the discretion of the Company. The average interest rate under the New Bank Credit Facility at June 30, 1996 was 7.2%.

     The New Bank Credit Facility is collateralized by the real and personal property comprising six casino hotel properties owned by the Company and by related security agreements with assignment of rents.

     The New Bank Credit Facility contains certain financial covenants, limitations on the incurrence of debt and limitations on the incurrence of capital expenditures and investments, all as defined in the New Bank Credit Facility.

     The Company has $150 million principal amount of 10.75% senior subordinated notes due September 2003. The notes require semi-annual interest payments on March 1 and September 1 of each year through September 1, 2003, at which time the principal balance is due and payable. The notes may be redeemed at the Company's option any time after September 1, 1996 at redemption prices ranging from 105% in 1996 to 100% in 1999. The notes contain certain covenants regarding incurrence of debt, sales and disposition of assets, mergers or consolidations and limitations on restricted payments (as defined in the indenture relating to the notes).

     The Company, through its wholly-owned subsidiary California Hotel Finance Company, has $185 million principal amount of 11% senior subordinated notes due December 2002. The net proceeds were used to refinance certain indebtedness of the Company and provide for working capital needs and expansion of the Company's operations. The notes require semi-annual interest payments on June 1 and December 1 of each year until December 1, 2002, at which time the principal balance is due and payable. The notes may be redeemed at the Company's option any time after December 1, 1997 at redemption prices ranging from 104.125% in 1997 to 100% in 1999. The notes contain certain covenants regarding incurrence of debt, sales and disposition of assets, mergers or consolidations and limitations on restricted payments (as defined in the indenture relating to the notes). As a result of these restrictions, at June 30, 1996 California Hotel and Casino (a wholly-owned Subsidiary of the Company) had a portion of its retained earnings and its net assets in the amounts of $51.5 million and $106.7 million, respectively, that were not available for distribution as dividends to the Company.

     On June 7, 1996 the Company filed a registration statement with the Securities and Exchange Commission which will allow the issuance of up to $200 million of senior notes of the Company. The notes will be guaranteed by all existing significant subsidiaries of the Company. The guaranties will be full, unconditional, and joint and several. All of the Company's significant subsidiaries are wholly-owned.

Assets, equity, income and cash flows of all other subsidiaries of the Company that are not expected to guaranty the notes are less than 3% of the respective consolidated amounts and are inconsequential, individually and in the aggregate, to the Company. The Company has not included separate financial information of the guarantors since such information is not material to investors. The net proceeds to the Company from the notes offering will be used to reduce outstanding indebtedness under its New Bank Credit Facility. Amounts available under the New Bank Credit Facility are expected to be used to redeem the 10.75% Notes.

     The estimated fair value of the Company's long-term debt at June 30, 1996 was approximately $608 million, versus its book value of $595 million. At June 30, 1995 the estimated fair value of the Company's long-term debt was approximately $636 million, versus its book value of $624 million.

     In connection with the closure of the New Bank Credit Facility, the Company recorded a $1.4 million extraordinary loss (net of income tax benefit of $.9 million) related to the write-off of unamortized bank fees.

     Interest rates on the Company's other long-term debt range from 5.0% to 16.8%.

     Management believes the Company and its subsidiaries are in compliance with all covenants contained in its long-term debt agreements at June 30, 1996.

     The scheduled maturities of long-term debt for the years ending June 30 are as follows:

                                                                        (IN THOUSANDS)
        1997..........................................................     $  4,031
        1998..........................................................        4,086
        1999..........................................................        4,091
        2000..........................................................       11,970
        2001..........................................................      235,411
        Thereafter....................................................      335,250
                                                                           --------
        Total.........................................................     $594,839
                                                                           ========

NOTE 6: LEASES

     Future minimum lease payments required under noncancelable operating leases (principally for land) as of June 30, 1996 are as follows:

                                                                        (IN THOUSANDS)
        1997..........................................................     $  2,673
        1998..........................................................        2,298
        1999..........................................................        2,030
        2000..........................................................        1,975
        2001..........................................................        1,964
        Thereafter....................................................       76,156
                                                                            -------
        Total minimum payments required...............................     $ 87,096
                                                                            =======

     Rent expense for the years ended June 30, 1996, 1995 and 1994 was $2.9 million, $2.8 million and $2.3 million, respectively and is included in selling, general and administrative expenses.

NOTE 7: EMPLOYEE BENEFIT PLANS

     The Company contributes to multi-employer pension plans under various union agreements. Contributions, based on wages paid to covered employees, totaled approximately $2.2 million, $2.0 million and $2.2 million for the years ended in 1996, 1995 and 1994, respectively. The Company's share of the unfunded liability related to multi-employer plans, if any, is not determinable.

     The Company has a retirement savings plan under Section 401(k) of the Internal Revenue Code covering its non-union employees. The plan allows employees to defer up to the lesser of the Internal Revenue Code -- prescribed maximum amount or 15% of their income on a pre-tax basis through contributions to the plan. On January 1, 1996 the Company combined its profit sharing plan into the 401(k) plan. The Company expensed voluntary contributions of $1.4 million, $1.8 million and $1.5 million in 1996, 1995 and 1994, respectively, to the Company's 401(k) profit-sharing plan and trust.

NOTE 8: INCOME TAXES

     A summary of the provision for income taxes for the years ended June 30 is as follows:

Provision for Income Taxes:

                                                            1996        1995        1994
                                                           -------     -------     ------
                                                           (IN THOUSANDS)
    Current
      Federal............................................  $15,301     $14,165     $6,277
      State..............................................      817         494        352
                                                           -------     -------     ------
                                                            16,118      14,659      6,629
                                                           -------     -------     ------
    Deferred
      Federal............................................    4,119      12,786        876
      State..............................................     (216)        505         --
                                                           -------     -------     ------
                                                             3,903      13,291        876
                                                           -------     -------     ------
                                                           $20,021     $27,950     $7,505
                                                           =======     =======     ======

     The following table provides a reconciliation between the federal statutory rate and the effective income tax rate from continuing operations at June 30 where both are expressed as a percentage of income.

                                                                    1996     1995     1994
                                                                    ----     ----     ----
    Tax provision at statutory rate...............................  35.0%    35.0%    35.0%
    Increase/(decrease) resulting from:
      Licensing expenditures for new jurisdictions................   0.5      3.1      --
      Company provided benefits...................................   2.5      2.7      2.5
      State income tax, net of federal benefit....................   0.8      1.0      1.3
      Tax preferred investments...................................   --      (0.1)    (2.5)
      Statutory rate change.......................................   --       --       3.8
      Other, net..................................................   1.6      1.8      1.2
                                                                     ---      ---      ---
                                                                    40.4%    43.5%    41.3%
                                                                     ===      ===      ===

     The tax items comprising the Company's net deferred tax liability as of June 30 are as follows:

                                                               1996        1995        1994
                                                              -------     -------     -------
                                                                      (IN THOUSANDS)
Deferred tax liabilities:
Difference between book and tax basis of property...........  $38,187     $33,053     $22,615
Difference between book and tax basis of amortizable
  assets....................................................    2,185       1,513       --
Reserve differential for gaming activities..................    2,027         894       1,116
Other.......................................................    3,520       1,192          89
                                                               ------      ------      ------
                                                               45,919      36,652      23,820
                                                               ------      ------      ------
Deferred tax assets:
Alternative minimum tax credit carryforward.................    5,146       3,944       5,351
Preopening expense amortized for tax purposes...............      952       1,126       1,612
Provision for doubtful accounts.............................    3,498         832         795
Other.......................................................    2,777       1,107         567
                                                               ------      ------      ------
                                                               12,373       7,009       8,325
                                                               ------      ------      ------
Net deferred tax liability..................................  $33,546     $29,643     $15,495
                                                               ======      ======      ======

     The Internal Revenue Service has examined the Company's federal consolidated income tax returns through the year ended June 30, 1989. The Company is currently under examination for fiscal years 1990 through 1992. Management of the Company does not believe any significant adjustments will be required.

NOTE 9: CAPITAL STOCK AND STOCK INCENTIVE PLANS

  Capital Stock

     Two hundred million shares of common stock with a par value of $.01 per share are authorized, of which 57,213,720 and 56,999,018 shares were issued at June 30, 1996 and June 30, 1995 respectively, including no treasury shares. The Company has authorized 5,000,000 shares of $.01 par value preferred stock of which no shares were issued at June 30, 1996 and June 30, 1995.

  Stock Options

     In June 1993, shareholders of the Company approved a Flexible Stock Incentive Plan (the "Flexible Plan") which provides for the granting of incentive stock options, as determined under the Internal Revenue Code, to employees of the Company, the granting of non-qualified stock options, stock bonuses and stock appreciation rights to employees, officers, directors and consultants of the Company and for the sale of restricted common stock to such persons. The maximum number of shares of common stock available for issuance under this plan is 4,000,000 shares. As of June 30, 1996, 3,871,921 non-qualified stock options had been issued and 2,334 had been exercised.

     Options granted under the plan generally become exercisable as to one-third of the optioned shares each year after the date of grant. Options granted under this plan expire no later than ten years after the grant date. Under the plan, the exercise price of incentive options and non-qualified options granted to certain executive officers may not be less than the fair market value of the optioned stock at the date of grant.

     In June 1993, shareholders of the Company approved a Director's Non-qualified Stock Option Plan (the "Director Plan") which provides for the granting of up to 50,000 common shares. Options granted under the plan become exercisable as to one-fourth of the optioned shares each year after the date of the grant. Options granted under the plan expire no later than ten years after the grant. Under the plan, the exercise price of the options granted may not be less than the fair market value of the optioned stock at the date of grant. At June 30, 1996, a total of 20,000 stock options had been issued and none had been exercised.

                                    NUMBER OF SHARES                    OPTION PRICES
                                 ----------------------     -------------------------------------
                                 FLEXIBLE      DIRECTOR         FLEXIBLE             DIRECTOR
                                   PLAN          PLAN             PLAN                 PLAN
                                 ---------     --------     -----------------     ---------------
Options outstanding at July 1,
  1993.........................         --           --                    --                  --
Options granted................  2,688,000       15,000               $17.000     $17.00 - $18.50
Options canceled...............    (36,800)          --                17.000                  --
                                 ---------       ------
Options outstanding at June 30,
  1994.........................  2,651,200       15,000               $17.000     $17.00 - $18.50
Options granted................  1,287,100        2,000                13.625               14.00
Options canceled...............    (38,682)          --                13.625               14.00
                                 ---------       ------
Options outstanding at June 30,
  1995.........................  3,899,618       17,000     $13.625 - $17.000     $14.00 - $18.50
Options granted................     45,000        3,000                13.250              14.375
Options canceled...............    (72,697)          --     $13.625 - $17.000                  --
Options exercised..............     (2,334)          --               $13.625
                                 ---------       ------
Options outstanding June 30,
  1996.........................  3,869,587       20,000     $13.250 - $17.000     $14.00 - $18.50
                                 =========       ======
Exercisable options at June 30,
  1996.........................  2,146,017        8,000

     At June 30, 1996, there were 128,079 and 30,000 options available for future grant under the Flexible Plan and Director Plan, respectively.

  Employee Stock Purchase Plan

     In June 1993, shareholders of the Company approved an Employee Stock Purchase Plan, which allows employees to purchase the Company's common stock, through payroll deductions, at a price that shall not be less than 85% of fair market value on the first or last date of the purchase period. The plan provides for a maximum of 1,500,000 shares to be issued. During 1996, 212,368 shares were issued at $9.88. In 1995, 182,123 shares were issued to employees at a price of $9.14. In 1994, 36,944 shares were issued to employees at a price of $12.54. At June 30, 1996, there were 1,068,565 shares available for issuance under the plan.

NOTE 10: LEGAL PROCEEDINGS

     The Company is a defendant in various pending litigation. In the opinion of management, all pending claims in such litigation will not, in the aggregate, have a material adverse effect on the Company.

NOTE 11: INITIAL PUBLIC OFFERING

     In October 1993, the Company completed an initial public offering of 4.6 million shares of common stock at a price of $17 per share. In connection with the closing of the offering, the Company effected a previously declared
11.322241 for 1 split of its common stock. The Company's $100 Preferred Stock automatically converted into common stock of the Company upon the closing of the initial public offering. Proceeds from the offering were approximately $73.1 million.

     Upon the closing of the public offering, the Company acquired all of the outstanding shares of Eldorado, Inc. in exchange for shares of common stock of the Company and assumption of indebtedness. Holders of certain promissory notes of Eldorado, Inc. also received shares of common stock of the Company in exchange for such notes.

NOTE 12: OTHER INFORMATION

  Acquisition

     On April 26, 1996, the Company entered into a definitive purchase agreement to acquire 100% of the capital stock of Par-a-Dice Gaming Corporation and 100% of the capital stock of East Peoria Hotel, Inc. Par-a-Dice Gaming Corporation is the owner and operator of the Par-a-Dice Riverboat Casino in East Peoria, Illinois and East Peoria Hotel, Inc., is the general partner of a partnership constructing a 204-room hotel adjacent to the Par-a-Dice Riverboat Casino. Closing of the transaction is conditioned upon, among other things, approval of the Illinois Gaming Board. The total purchase price is $175 million and includes the riverboat casino facility, the 204-room hotel and a vacant potential gaming site in Missouri.

  Joint Venture -- Mirage Resorts, Inc.

     On May 29, 1996, the Company entered into a joint venture agreement with Mirage Resorts, Inc. ("Mirage") to jointly develop and own a casino hotel entertainment facility in the Marina District of Atlantic City, New Jersey (the "Atlantic City Project"). The Atlantic City Project, which is expected to cost approximately $500 million, is planned to be one component of a multi-facility casino entertainment development master-planned by Mirage. Pursuant to the joint venture agreement, the Company will control the development and operation of the Atlantic City Project. Environmental remediation and construction of the Atlantic City Project are not expected to begin until after the necessary highway improvements are assured.

  Sam's Town Reno

     On August 16, 1996 the Company acquired land upon which it plans to develop Sam's Town Reno, a $92 million casino hotel and entertainment complex in Reno, Nevada. William S. Boyd, Chairman and Chief Executive Officer of the Company and Warren L. Nelson, a Director of the Company, each own a 17.5% partnership interest in the partnership from which the Company acquired the land. The development of Sam's Town Reno is subject to receipt of regulatory approvals, permits and licenses.

NOTE 13: SUBSEQUENT EVENT

  Sale of Riverboat

     On August 23, 1996, the Company sold its riverboat Mary's Prize for $20 million and retired debt of $17.6 million in connection therewith. Projects for which Mary's Prize was constructed have either been delayed or did not materialize.

                    BOYD GAMING CORPORATION AND SUBSIDIARIES

                    SELECTED QUARTERLY FINANCIAL INFORMATION
                                  (UNAUDITED)

                                        FIRST       SECOND        THIRD       FOURTH        TOTAL
                                      ---------    ---------    ---------    ---------    ---------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
1996
Net revenues.......................   $ 179,060    $ 200,289    $ 202,160    $ 194,348    $ 775,857
Operating income...................      18,729       31,280       31,743       19,034      100,786
Income before income tax and
  extraordinary item...............       6,859       17,322       19,236        6,183       49,600
Extraordinary item, net of tax.....          --           --           --        1,435        1,435
Net income.........................       4,184       10,567       11,351        2,042       28,144
                                       ========     ========     ========     ========     ========
Net income per common share:
Income before extraordinary item...   $    0.07    $    0.19    $    0.20    $    0.06    $    0.52
Extraordinary item, net of tax.....          --           --           --         (.02)        (.03)
                                       --------     --------     --------     --------     --------
Net income.........................   $    0.07    $    0.19    $    0.20    $    0.04    $    0.49
                                       ========     ========     ========     ========     ========
1995
Net revenues.......................   $ 156,719    $ 168,909    $ 166,757    $ 167,955    $ 660,340
Operating income...................      20,854       27,755       32,209       29,752      110,570
Income before income tax...........       9,235       15,747       19,578       19,639       64,199
Net income.........................       5,477        7,336       11,482       11,954       36,249
                                       ========     ========     ========     ========     ========
Net income per common share:
Net income.........................   $    0.10    $    0.13    $    0.20    $    0.21    $    0.64
                                       ========     ========     ========     ========     ========

                               [PHOTOS AND MAPS]

                                                         ATLANTIC CITY
                   ATLANTIC CITY
                    MARINA MAP

                                 [caption]
                                       The Marina District in Atlantic City is
                                       the
                                       planned site for the Company's Stardust
                                       Resort and Casino, a joint venture
                                       development
                                       with Mirage Resorts, Incorporated.

ILLINOIS
                 CENTRAL ILLINOIS                        PAR-A-DICE
                        MAP                              BOAT
   The Company has signed an agreement to acquire,
   subject to various approvals, the Par-A-Dice          Par-A-Dice Riverboat Casino cruises on the Illinois
    Riverboat Casino in East Peoria, Illinois.           River.
                     [caption]                           [caption]

                                   RENDERING
                                       OF
                                   PAR-A-DICE
                                     HOTEL

          Par-A-Dice's 204-room hotel is currently under construction.

                                   [caption]

                               [PHOTOS AND MAPS]

MISSISSIPPI

          STATE MAP
          DEPICTING TWO
          PROPERTY LOCATIONS

The Company operates two
properties in Mississippi.

            [caption]
                                                     SILVER STAR

                                      Silver Star Resort and Casino, located
                                      near Philadelphia, Mississippi and
                                      operated by the Company under a management agreement, brings a touch of Las Vegas to residents of central Mississippi and Alabama.

                                                      [caption]

                                   SAM'S TOWN
                                     TUNICA

Sam's Town's theme brings the Old West to the banks of the Mississippi River in
                          Tunica County, Mississippi.

                                   [caption]

                                                                      NEW ORLEANS
                                                                      MAP OF
                                                                      NEW ORLEANS

                                           [caption]

                                                           Treasure Chest Casino
                                                                          offers
                                                         casino entertainment to
                                                                             the
                                                             greater New Orleans
                                                                         market.

                               [PHOTOS AND MAPS]

                                                    KANSAS CITY
  MAP
  OF
  KANSAS CITY

Sam's Town Casino in Kansas City, Missouri is located on the Missouri River and Interstate 435.

[caption]

                                                    SAM'S TOWN
                                                    KANSAS CITY

                 Guests enter Sam's
Town Kansas City
                    from an elevated
moving walkway
                   and are welcomed
to Town Square.
[caption]

     NEW ORLEANS
     TREASURE CHEST

                                        Treasure Chest Casino, located on Lake
                                        Ponchartrain in Kenner, Louisiana, is
                                        operated by the Company under a
                                        management agreement.

                                        [caption]

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Prospectus Summary........................    3
Risk Factors..............................   10
Use of Proceeds...........................   19
Price Range of Common Stock...............   19
Dividend Policy...........................   20
Capitalization............................   20
Selected Consolidated Financial Data......   21
Pro Forma Consolidated Financial
  Statements..............................   22
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   26
Business..................................   35
Management................................   44
Description of Certain Indebtedness.......   46
Principal and Selling Stockholders........   52
Description of Capital Stock..............   54
Certain United States Tax Consequences to
  Non-United States Holders of Shares.....   56
Underwriting..............................   59
Legal Matters.............................   60
Experts...................................   60
Available Information.....................   60
Incorporation of Certain Documents by
  Reference...............................   61
Index to Consolidated Financial
  Statements..............................  F-1

5,337,786 SHARES

BOYD GAMING
CORPORATION

COMMON STOCK
($.01 PAR VALUE)
                                      LOGO

SALOMON BROTHERS INC

GOLDMAN, SACHS & CO.

MONTGOMERY SECURITIES

RAYMOND JAMES &
ASSOCIATES, INC.

PROSPECTUS

DATED             , 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16.  EXHIBITS


  1          Form of Underwriting Agreement.
2.1(6)       Stock Purchase Agreement, dated as of April 26, 1996, by and among Registrant,
             Par-A-Dice Gaming Corporation, East Peoria Hotel, Inc., and the Owners of all
             the Capital Stock of Par-A-Dice Gaming Corporation and East Peoria Hotel.
3.1(1)       Restated Articles of Incorporation.
  3.2        Restated Bylaws (previously filed).
  5.1        Opinion of McDonald Carano Wilson McCune Bergin Frankovich & Hicks LLP
             (previously filed).
10.1(1)      First Amended and Restated Credit Agreement dated as of September 2, 1993, by and among CH&C, Certain Commercial Lending Institutions, CIBC Inc., First
             Interstate Bank of Nevada and related Exhibits.
10.2(2)      Form of Indenture relating to $150,000,000 aggregate principal amount 11% Senior
             Subordinated Notes due 2002 of California Hotel Finance Corporation, including the Form of Note.
10.3(1)      Indenture dated as of September 3, 1993 relating to 10.75% Senior Subordinated
             Notes Due 2003 ("10.75% Notes"), including Form of Note.
10.4(1)      Note Purchase Agreement dated September 3, 1993 relating to 10.75% Notes.
10.5(1)      Registration Rights Agreement dated as of September 3, 1993 relating to 10.75%
             Notes.
10.6(1)      Loan Agreement dated March 2, 1989, by and between First Interstate Bank of
             Nevada and Eldorado, Inc., including related Promissory Note, and related
             Revision Agreement dated October 31, 1989, by and between First Interstate Bank of Nevada, N.A. and Eldorado, Inc.
10.7(3)      Loan Agreement dated August 17, 1994 by and among Boyd Tunica, Inc., the
             Registrant, First Interstate Bank of Nevada, Bankers Trust Company and Bank of
             America Nevada.
10.8(2)      Ninety-Nine Year Lease dated June 30, 1954, by and among Fremont Hotel, Inc., and Charles L. Ronnow and J.L. Ronnow, and Alice Elizabeth Ronnow.
10.9(2)      Lease Agreement dated October 31, 1963, by and between Fremont Hotel, Inc. and
             Cora Edit Garehime.
10.10(2)     Lease Agreement dated December 31, 1963, by and among Fremont Hotel, Inc., Bank of Nevada and Leon H. Rockwell, Jr.
10.11(2)     Lease Agreement dated June 7, 1971, by and among Anthony Antonacci, Margaret Fay
             Simon and Bank of Nevada, as Co-Trustees under Peter Albert Simon's Last Will and Testament, and related Assignment of Lease dated February 25, 1985 to
             Sam-Will, Inc. and Fremont Hotel, Inc.
10.12(2)     Lease Agreement dated July 25, 1973, by and between CH&C and William Peccole, as
             Trustee of the Peter Peccole 1970 Trust.
10.13(2)     Lease Agreement dated July 1, 1974, by and among Fremont Hotel, Inc. and Bank of
             Nevada, Leon H. Rockwell, Jr. and Margorie Rockwell Riley.
10.14(2)     Ground Lease Agreement dated July 5, 1978, by and between CH&C, and Irene
             Elizabeth Carey, as Trustee of the Carey Survivor's Trust U/A October 18, 1972
             and Irene Elizabeth Carey, as Trustee of the Carey Family Trust U/A October 18,
             1972.

10.15(2)     Ninety-Nine Year Lease dated December 1, 1978 by and between Matthew Paratore, and George W. Morgan and LaRue Morgan, and related Lease Assignment dated
             November 10, 1987 to Sam-Will, Inc., d/b/a/ Fremont Hotel and Casino.
10.16(3)     Collective Bargaining Agreement effective as of January 17, 1994, by and between
             Sam-Will, Inc. d/b/a/ Fremont Hotel and Casino and the International Union of
             Operating Engineers, Local No. 501, AFL-CIO (slot technician unit).
10.17(1)     Labor Agreement dated as of January 13, 1993, by and between Mare-Bear, Inc.
             d/b/a/ Stardust Hotel & Casino, and the International Union of Operating
             Engineers, Local No. 501, AFL-CIO.
10.18(1)     Labor Agreement dated as of January 13, 1993, by and between Sam-Will, Inc.,
             d/b/a/ Fremont Hotel and Casino, and the International Union of Operating
             Engineers, Local No. 501, AFL-CIO.
10.19(1)     Labor Agreement dated January 13, 1993, by and between CH&C and the
             International Union of Operating Engineers, Local No. 501, AFL-CIO.
10.20(1)     Agreement dated as of May 1, 1991, by and between Mare-Bear, Inc., d/b/a/
             Stardust Hotel & Casino, and the Local Joint Executive Board of Las Vegas for
             and on behalf of the Culinary Workers' Union, Local No. 226 and Bartenders
             Union, Local No. 165.
10.21(2)     Agreement dated as of May 1, 1991, by and between Sam-Will, Inc., d/b/a/ Fremont
             Hotel and Casino, and the Local Joint Executive Board of Las Vegas for and on
             behalf of the Culinary Workers' Union, Local No. 226 and Bartenders Union, Local
             No. 165.
10.22(1)     Collective Bargaining Agreement dated September 12, 1991, by and between
             Eldorado Casino and the Local Joint Executive Board of Las Vegas for and on
             behalf of the Culinary Workers Union, Local No. 226 and Bartenders Union, Local
             No. 165.
10.23(2)     Collective Bargaining Agreement dated March 14, 1991, by and between Mare-Bear,
             Inc., d/b/a/ Stardust Hotel & Casino, and the Musicians Union of Las Vegas,
             Local No. 369, American Federation of Musicians, AFL-CIO.
10.24(2)     Labor Agreement dated May 1, 1991, by and between Mare-Bear, Inc., d/b/a/
             Stardust Hotel & Casino, and the International Alliance of Theatrical Stage
             Employees and Moving Picture Machine Operators of the United States and Canada,
             Local 720, Las Vegas, Nevada.
10.25(2)     Labor Agreement dated May 1, 1991, by and between Mare-Bear, Inc., d/b/a/
             Stardust Hotel & Casino, and the International Alliance of Theatrical Stage
             Employees and Moving Picture Machine Operators of the United States and Canada,
             Local 720, Las Vegas, Nevada (Theatrical Wardrobe Employees).
10.26(2)     Labor Agreement dated June 14, 1983, by and between Stardust Hotel & Casino and the International Brotherhood of Painters and Allied Trades, Local Union No.
             159, AFL-CIO.
10.27(2)     Labor Agreement dated June 1, 1983, by and between Stardust Hotel and Casino and the United Brotherhood of Carpenters and Joiners of America, Local Union No.
             1780, Las Vegas, Nevada.
10.28(2)     Labor Agreement dated August 1, 1983, by and between Stardust Hotel and the
             International Brotherhood of Electrical Workers, Local Union No. 357, AFL-CIO.
10.29(2)     Implemented Proposal dated June 15, 1992, by and between Stardust Hotel and
             Casino and the Back-End Teamsters Local Union No. 995.
10.30(2)     Implemented Proposal dated June 15, 1992, by and between Fremont Hotel and
             Casino and the Back-End Teamsters Local Union No. 995.
10.31(1)     Agreement and Plan of Reorganization dated as of June 25, 1993, by and among
             Eldorado, Inc., the Registrant, CH&C and certain stockholders and noteholders of
             Eldorado, Inc.

10.32(1)     Management Agreement dated March 11, 1993, by and between Mississippi Band of
             Choctaw Indians and Boyd Mississippi, Inc.
10.33(3)     Addendum to Management Agreement dated November 24, 1993, by and between
             Mississippi Band of Choctaw Indians and Boyd Mississippi, Inc.
10.34(1)     Casino Management Agreement dated August 30, 1993, by and between Treasure Chest
             Casino, L.L.C. and Boyd Kenner, Inc.
10.35(1)     Subscription Agreement dated as of August 30, 1993, by and among Boyd Kenner,
             Inc., the Registrant and Treasure Chest Casino, L.L.C.
10.36(3)     Amended and Restated Operating Agreement dated August 5, 1994, by and between
             Treasure Chest Casino, L.L.C. and Boyd Kenner, Inc.
10.37(1)     Real Estate Contract of Sale dated April 29, 1993, by and among Boyd Tunica,
             Inc. and Shea Leatherman, Irwin L. Zanone and William A. Leatherman, Jr.
10.38(1)     Real Estate Contract of Sale dated April 29, 1993, by and between Eugene H.
             Beck, Jr. and the Boyd Group.
10.39(1)     Real Estate Contract of Sale dated April 30, 1993, by and between Mid-West
             Terminal Warehouse Company and the Boyd Group.
10.40(1)     Real Estate Contract of Sale dated April 30, 1993, by and between Hunt Midwest
             Real Estate Development, Inc. and the Boyd Group.
10.41(1)     Amendment to Real Estate Contracts of Sale dated May 26, 1993, by and among The
             Boyd Group, Hunt Midwest Real Estate Development, Inc., Mid-West Terminal
             Warehouse Company and Eugene H. Beck, Jr.
10.42(1)     Real Estate Contract of Sale dated as of April 30, 1993, by and between Vergie
             G. Bevan, individually and as trustee of the Vergie G. Bevan Revocable Trust and the Boyd Group.
10.43(3)     Development Agreement dated June 6, 1994, by and among the Registrant, Boyd
             Kansas City, Inc. and Port Authority of Kansas City, Missouri.
10.44(3)     Agreement dated January 10, 1994 by and between Boyd Tunica, Inc. and W.G. Yates
             & Sons Construction Company.
10.45(3)     Building Contract dated July 15, 1993, by and between Marnell Corrao Associates,
             Inc. and Sam's Town Hotel and Gambling Hall for Sam's Town Addition Phase V.
10.46(1)     Form of Indemnification Agreement.
10.47(1)(4)  1993 Flexible Stock Incentive Plan and related agreements.
10.48(1)(4)  1993 Directors Non-Qualified Stock Option Plan and related agreements.
10.49(1)(4)  1993 Employee Stock Purchase Plan and related agreement.
10.50(2)     401(k) Profit Sharing Plan and Trust.
10.51(2)     Note dated July 1, 1992, from Samuel A. Boyd Family Trust to the Boyd Group in the principal sum of $3,000,000.
10.52(5)     Promissory Note dated December 30, 1991, from Eldorado, Inc. to Samuel A. Boyd in the principal sum of $600,000.
10.53(7)     Joint Venture Agreement of Stardust A.C., dated as of May 29, 1996, by and between MAC, Corp., a New Jersey Corporation, which is a wholly-owned subsidiary of Mirage Resorts Incorporated, a Nevada Corporation, and Grand K, Inc., a
             Nevada Corporation, which is a wholly-owned subsidiary of Registrant. (Certain portions of this exhibit have been omitted and filed separately with the
             Securities and Exchange Commission pursuant to a request for confidential treatment for this Agreement.)

10.54(8)     Credit Agreement dated as of June 19, 1996, by and among the Registrant and
             California Hotel and Casino as the Borrowers, certain commercial lending institutions as the Lenders, Canadian Imperial Bank of Commerce as the Agent,
             Bank of America National Trust Savings Association and Wells Fargo Bank N.A. as
             Co-Managing Agents and Bankers Trust Company, Credit Lyonnais and Societe
             Generale as Co-Agents.
10.55(9)     Property Purchase Agreement dated as of August 9, 1996, by and between Steamboat
             Station Company, a Nevada general partnership, and Boyd Reno, Inc., a Nevada corporation and wholly-owned subsidiary of the Company.
10.56(9)     Buy-Sell Agreement dated as of August 2, 1996, by and between the Registrant and
             Casino Magic of Louisiana, Corp., a Louisiana corporation.
 23.1        Consent of Deloitte & Touche LLP.
 23.2        Consent of McDonald Carano Wilson McCune Bergin Frankovich & Hicks LLP (included in Exhibit 5.1 to this Registration Statement).
 23.3        Consent of Coopers & Lybrand L.L.P.
 24          Powers of Attorney (previously filed).
 27          Financial Data Schedule (previously filed).


- ---------------
(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1, File No. 33-64006, which became effective on October 15, 1993.

(2) Incorporated by reference to the Registration Statement on Form S-1, File No. 33-51672, of California Hotel and Casino and California Hotel Finance Corporation, which became effective on November 18, 1992.

(3) Incorporated by reference to Registrant's Annual Report on Form 10-K for the year ended June 30, 1995.

(4) Management contracts or compensatory plans or arrangements.

(5) Incorporated by reference to Registrant's Annual Report on Form 10-K for the year ended June 30, 1994.

(6) Incorporated by reference to Registrant's Current Report on Form 8-K dated April 26, 1996.

(7) Incorporated by reference to Registrant's Current Report on Form 8-K dated June 7, 1996.

(8) Incorporated by reference to Registrant's Current Report on Form 8-K dated June 19, 1996.

(9) Incorporated by reference to Registrant's Current Report on Form 8-K dated August 16, 1996.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Las Vegas, State of Nevada, on September 23, 1996.


                                          BOYD GAMING CORPORATION


                                          By: /s/ WILLIAM S. BOYD
                                             -----------------------------------
                                          Title: Chief Executive Officer
                                             -----------------------------------


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to Registration Statement has been signed below by the following persons and in the capacities indicated on the date indicated.



           SIGNATURE                                 TITLE                             DATE
- --------------------------------    ----------------------------------------    -------------------
/s/ WILLIAM S. BOYD                 Chairman of the Board of Directors,         September 23, 1996
- --------------------------------    Chief Executive Officer and Director
William S. Boyd                     (Principal Executive Officer)


      *                             Senior Vice President, Chief Financial      September 23, 1996
- --------------------------------    Officer and Treasurer (Principal
Ellis Landau                        Financial Officer)


/s/ KEITH SMITH                     Vice President and Controller               September 23, 1996
- --------------------------------    (Principal Accounting Officer)
Keith Smith


      *                             Director                                    September 23, 1996
- --------------------------------
Robert L. Boughner


      *                             Director                                    September 23, 1996
- --------------------------------
William R. Boyd


      *                             Director                                    September 23, 1996
- --------------------------------
Marianne Boyd Johnson


      *                             Director                                    September 23, 1996
- --------------------------------
Kenny C. Guinn


      *                             Director                                    September 23, 1996
- --------------------------------
Warren L. Nelson
                                    Director


- --------------------------------
Charles L. Ruthe


      *                             Director                                    September 23, 1996
- --------------------------------
Donald D. Snyder


      *                             Director                                    September 23, 1996
- --------------------------------
Perry B. Whitt


*By /s/ KEITH SMITH
- --------------------------------
  Keith Smith
  Attorney-in-Fact

                               INDEX TO EXHIBITS


                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
NUMBER                                    DESCRIPTION                                 PAGES
- ------         ------------------------------------------------------------------  ------------
  1            Form of Underwriting Agreement....................................
2.1(6)         Stock Purchase Agreement dated April 26, 1996, by and among
               Registrant, Par-A-Dice Gaming Corporation, East Peoria Hotel,
               Inc., and the Owners of all the Capital Stock of Par-A-Dice Gaming
               Corporation and East Peoria Hotel.................................
3.1(1)         Restated Articles of Incorporation................................
  3.2          Restated Bylaws (previously filed)................................
  5.1          Opinion of McDonald Carano Wilson McCune Bergin Frankovich &
               Hicks, LLP (previously filed).....................................
10.1(1)        First Amended and Restated Credit Agreement dated as of September
               2, 1993, by and among CH&C, Certain Commercial Lending
               Institutions, CIBC Inc., First Interstate Bank of Nevada and
               related Exhibits..................................................
10.2(2)        Form of Indenture relating to $150,000,000 aggregate principal amount 11% Senior Subordinated Notes due 2002 of California Hotel
               Finance Corporation, including the Form of Note...................
10.3(1)        Indenture dated as of September 3, 1993 relating to 10.75% Senior
               Subordinated Notes Due 2003 ("10.75% Notes"), including Form of
               Note..............................................................
10.4(1)        Note Purchase Agreement dated September 3, 1993 relating to 10.75%
               Notes.............................................................
10.5(1)        Registration Rights Agreement dated as of September 3, 1993 relating to 10.75% Notes..........................................
10.6(1)        Loan Agreement dated March 2, 1989, by and between First
               Interstate Bank of Nevada and Eldorado, Inc., including related
               Promissory Note, and related Revision Agreement dated October 31,
               1989, between First Interstate Bank of Nevada, N.A. and Eldorado,
               Inc...............................................................
10.7(3)        Loan Agreement dated August 17, 1994 by and among Boyd Tunica,
               Inc., the Registrant, First Interstate Bank of Nevada, Bankers
               Trust Company and Bank of America Nevada..........................
10.8(2)        Ninety-Nine Year Lease dated June 30, 1954, by and among Fremont
               Hotel, Inc., and Charles L. Ronnow and J.L. Ronnow, and Alice
               Elizabeth Ronnow..................................................
10.9(2)        Lease Agreement dated October 31, 1963, by and between Fremont
               Hotel, Inc. and Cora Edit Garehime................................
10.10(2)       Lease Agreement dated December 31, 1963, by and among Fremont
               Hotel, Inc., Bank of Nevada and Leon H. Rockwell, Jr..............
10.11(2)       Lease Agreement dated June 7, 1971, by and among Anthony
               Antonacci, Margaret Fay Simon and Bank of Nevada, as Co-Trustees
               under Peter Albert Simon's Last Will and Testament, and related
               Assignment of Lease dated February 25, 1985 to Sam-Will, Inc. and
               Fremont Hotel, Inc................................................
10.12(2)       Lease Agreement dated July 25, 1973, by and between CH&C and
               William Peccole, as Trustee of the Peter Peccole 1970 Trust.......
10.13(2)       Lease Agreement dated July 1, 1974, by and among Fremont Hotel,
               Inc. and Bank of Nevada, Leon H. Rockwell, Jr. and Margorie
               Rockwell Riley....................................................

                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
NUMBER                                    DESCRIPTION                                 PAGES
- ------         ------------------------------------------------------------------  ------------
10.14(2)       Ground Lease Agreement dated July 5, 1978, by and between CH&C, and Irene Elizabeth Carey, as Trustee of the Carey Survivor's
               Trust U/A October 18, 1972 and Irene Elizabeth Carey, as Trustee
               of the Carey Family Trust U/A October 18, 1972....................
10.15(2)       Ninety-Nine Year Lease dated December 1, 1978 by and between
               Matthew Paratore, and George W. Morgan and LaRue Morgan, and
               related Lease Assignment dated November 10, 1987 to Sam-Will,
               Inc., d/b/a/ Fremont Hotel and Casino.............................
10.16(3)       Collective Bargaining Agreement effective as of January 17, 1994, by and between Sam-Will, Inc. d/b/a/ Fremont Hotel and Casino and the International Union of Operating Engineers, Local No. 501,
               AFL-CIO (slot technician unit)....................................
10.17(1)       Labor Agreement dated as of January 13, 1993, by and between Mare-
               Bear, Inc. d/b/a/ Stardust Hotel & Casino, and the International
               Union of Operating Engineers, Local No. 501, AFL-CIO..............
10.18(1)       Labor Agreement dated as of January 13, 1993, by and between Sam-
               Will, Inc., d/b/a/ Fremont Hotel and Casino, and the International
               Union of Operating Engineers, Local No. 501, AFL-CIO..............
10.19(1)       Labor Agreement dated January 13, 1993, by and between CH&C and the International Union of Operating Engineers, Local No. 501,
               AFL-CIO...........................................................
10.20(1)       Agreement dated as of May 1, 1991, by and between Mare-Bear, Inc.,
               d/b/a/ Stardust Hotel & Casino, and the Local Joint Executive
               Board of Las Vegas for and on behalf of the Culinary Workers'
               Union, Local No. 226 and Bartenders Union, Local No. 165..........
10.21(2)       Agreement dated as of May 1, 1991, by and between Sam-Will, Inc.,
               d/b/a/ Fremont Hotel and Casino, and the Local Joint Executive
               Board of Las Vegas for and on behalf of the Culinary Workers'
               Union, Local No. 226 and Bartenders Union, Local No. 165..........
10.22(1)       Collective Bargaining Agreement dated September 12, 1991, by and between Eldorado Casino and the Local Joint Executive Board of Las
               Vegas for and on behalf of the Culinary Workers Union, Local No.
               226 and Bartenders Union, Local No. 165...........................
10.23(2)       Collective Bargaining Agreement dated March 14, 1991, by and between Mare-Bear, Inc., d/b/a/ Stardust Hotel & Casino, and the
               Musicians Union of Las Vegas, Local No. 369, American Federation
               of Musicians, AFL-CIO.............................................
10.24(2)       Labor Agreement dated May 1, 1991, by and between Mare-Bear, Inc.,
               d/b/a/ Stardust Hotel & Casino, and the International Alliance of
               Theatrical Stage Employees and Moving Picture Machine Operators of
               the United States and Canada, Local 720, Las Vegas, Nevada........

                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
NUMBER                                    DESCRIPTION                                 PAGES
- ------         ------------------------------------------------------------------  ------------
10.25(2)       Labor Agreement dated May 1, 1991, by and between Mare-Bear, Inc.,
               d/b/a/ Stardust Hotel & Casino, and the International Alliance of
               Theatrical Stage Employees and Moving Picture Machine Operators of
               the United States and Canada, Local 720, Las Vegas, Nevada
               (Theatrical Wardrobe Employees)...................................
10.26(2)       Labor Agreement dated June 14, 1983, by and between Stardust Hotel
               & Casino and the International Brotherhood of Painters and Allied
               Trades, Local Union No. 159, AFL-CIO..............................
10.27(2)       Labor Agreement dated June 1, 1983, by and between Stardust Hotel and Casino and the United Brotherhood of Carpenters and Joiners of
               America, Local Union No. 1780, Las Vegas, Nevada..................
10.28(2)       Labor Agreement dated August 1, 1983, by and between Stardust
               Hotel and the International Brotherhood of Electrical Workers,
               Local Union No. 357, AFL-CIO......................................
10.29(2)       Implemented Proposal dated June 15, 1992, by and between Stardust
               Hotel and Casino and the Back-End Teamsters Local Union No.
               995...............................................................
10.30(2)       Implemented Proposal dated June 15, 1992, by and between Fremont
               Hotel and Casino and the Back-End Teamsters Local Union No.
               995...............................................................
10.31(1)       Agreement and Plan of Reorganization dated as of June 25, 1993, by and by and between Eldorado, Inc., the Registrant, CH&C and certain stockholders and noteholders of Eldorado, Inc.............
10.32(1)       Management Agreement dated March 11, 1993, by and between
               Mississippi Band of Choctaw Indians and Boyd Mississippi, Inc.....
10.33(3)       Addendum to Management Agreement dated November 24, 1993, by and between Mississippi Band of Choctaw Indians and Boyd Mississippi,
               Inc. .............................................................
10.34(1)       Casino Management Agreement dated August 30, 1993, by and between
               Treasure Chest Casino, L.L.C. and Boyd Kenner, Inc................
10.35(1)       Subscription Agreement dated as of August 30, 1993, by and among
               Boyd Kenner, Inc., the Registrant and Treasure Chest Casino,
               L.L.C.............................................................
10.36(3)       Amended and Restated Operating Agreement dated August 5, 1994, by and between Treasure Chest Casino, L.L.C. and Boyd Kenner, Inc....
10.37(1)       Real Estate Contract of Sale dated April 29, 1993, by and among
               Boyd Tunica, Inc. and Shea Leatherman, Irwin L. Zanone and William
               A. Leatherman, Jr.................................................
10.38(1)       Real Estate Contract of Sale dated April 29, 1993, by and between
               Eugene H. Beck, Jr. and the Boyd Group............................
10.39(1)       Real Estate Contract of Sale dated April 30, 1993, by and between
               Mid-West Terminal Warehouse Company and the Boyd Group............
10.40(1)       Real Estate Contract of Sale dated April 30, 1993, by and between
               Hunt Midwest Real Estate Development, Inc. and the Boyd Group.....
10.41(1)       Amendment to Real Estate Contracts of Sale dated May 26, 1993, by and among The Boyd Group, Hunt Midwest Real Estate Development,
               Inc., Mid-West Terminal Warehouse Company and Eugene H. Beck,
               Jr................................................................
10.42(1)       Real Estate Contract of Sale dated as of April 30, 1993, by and between Vergie G. Bevan, individually and as trustee of the Vergie
               G. Bevan Revocable Trust and the Boyd Group.......................

                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
NUMBER                                    DESCRIPTION                                 PAGES
- ------         ------------------------------------------------------------------  ------------
10.43(3)       Development Agreement dated June 6, 1994, by and among the
               Registrant, Boyd Kansas City, Inc. and Port Authority of Kansas
               City, Missouri....................................................
10.44(3)       Agreement dated January 10, 1994 by and between Boyd Tunica, Inc.
               and W.G. Yates & Sons Construction Company........................
10.45(3)       Building Contract dated July 15, 1993, by and between Marnell
               Corrao Associates, Inc. and Sam's Town Hotel and Gambling Hall for
               Sam's Town Addition Phase V.......................................
10.46(1)       Form of Indemnification Agreement. ...............................
10.47(1)(4)    1993 Flexible Stock Incentive Plan and related agreements. .......
10.48(1)(4)    1993 Directors Non-Qualified Stock Option Plan and related agreements. ......................................................
10.49(1)(4)    1993 Employee Stock Purchase Plan and related agreement. .........
10.50(2)       401(k) Profit Sharing Plan and Trust. ............................
10.51(2)       Note dated July 1, 1992, from Samuel A. Boyd Family Trust to the
               Boyd Group in the principal sum of $3,000,000. ...................
10.52(5)       Promissory Note dated December 30, 1991, from Eldorado, Inc. to
               Samuel A. Boyd in the principal sum of $600,000. .................
10.53(7)       Joint Venture Agreement of Stardust A.C. dated as of May 29, 1996, by and between MAC, Corp., a New Jersey corporation, which is a wholly-owned subsidiary of Mirage Resorts Incorporated, a Nevada corporation, and Grand K, Inc., a Nevada corporation, which is a wholly-owned subsidiary of Registrant (certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment for this Agreement). ...................................
10.54(8)       Credit Agreement dated as of June 19, 1996, by and among the
               Registrant and California Hotel and Casino as the Borrowers,
               certain commercial lending institutions as the Lenders, Canadian
               Imperial Bank of Commerce as the Agent, Bank of America National
               Trust Savings Association and Wells Fargo Bank N.A. as Co-Managing
               Agents and Bankers Trust Company, Credit Lyonnais and Societe
               Generale as Co-Agents. ...........................................
10.55(9)       Property Purchase Agreement dated as of August 9, 1996, by and between Steamboat Station Company, a Nevada general partnership, and Boyd Reno, Inc., a Nevada corporation and wholly-owned subsidiary of the Company. .......................................
10.56(9)       Buy-Sell Agreement dated as of August 2, 1996, by and between the
               Registrant and Casino Magic of Louisiana, Corp., a Louisiana
               corporation. .....................................................
 23.1          Consent of Deloitte & Touche LLP. ................................
 23.2          Consent of McDonald Carano Wilson McCune Bergin Frankovich & Hicks
               LLP (included in Exhibit 5.1 to this Registration Statement). ....
 23.3          Consent of Coopers & Lybrand L.L.P. ..............................
 24            Powers of Attorney (previously filed). ...........................
 27            Financial Data Schedule (previously filed)........................


- ---------------
(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1, File No. 33-64006, which became effective on October 15, 1993.

(2) Incorporated by reference to the Registration Statement on Form S-1, File No. 33-51672, of California Hotel and Casino and California Hotel Finance Corporation, which became effective on November 18, 1992.

(3) Incorporated by reference to Registrant's Annual Report on Form 10-K for the year ended June 30, 1995.

(4) Management contracts or compensatory plans or arrangements.

(5) Incorporated by reference to Registrant's Annual Report on Form 10-K for the year ended June 30, 1994.

(6) Incorporated by reference to Registrant's Current Report on Form 8-K dated April 26, 1996.

(7) Incorporated by reference to Registrant's Current Report on Form 8-K dated June 7, 1996.

(8) Incorporated by reference to Registrant's Current Report on Form 8-K dated June 19, 1996.

(9) Incorporated by reference to Registrant's Current Report on Form 8-K dated August 16, 1996.